Exhibit 99.1

Barrick Gold Corporation
Information Circular

Notice of Annual Meeting of Shareholders

April 26, 2016 | Toronto, Ontario

BARRICK

Inside this Circular

Barrick Gold Corporation | 2016 Circular	i

Letter from the Executive Chairman

Dear Fellow Shareholders,

On behalf of the Board of Directors, I am pleased to invite you to our Annual Meeting, which will be held at 10:00 a.m. on April 26, 2016, at the John Bassett Theatre of the Metro Toronto Convention Centre (255 Front Street West, Toronto, Ontario, Canada). We look forward to updating you on the progress we have made and our plans for the future of the company.

At the beginning of 2015, we outlined our “Back to the Future” strategy along with a set of measurable objectives to achieve it. Our goal was to reinvigorate both the culture and the operating model that drove Barrick’s early success, setting the stage for improved performance and shareholder returns over the long-term. Since then, we have achieved or exceeded all of the objectives we set out.

We also listened carefully to your feedback on my compensation, and made changes to address the concerns you shared with us. We are continuing to refine our approach. Final changes will be implemented before our 2017 annual meeting. In the ensuing letter, Brett Harvey, Lead Director and Chair of the Compensation Committee, reviews the company’s performance and outlines the approach taken to address the concerns expressed.

Your participation as a shareholder is very important to us. Please review this Information Circular before exercising your vote, as it contains important information relating to the business of the meeting. We ask that you exercise your vote in person or by submitting your proxy or voting instruction form.

If you cannot attend the meeting in person, you may view a live webcast of the meeting on Barrick’s website www.barrick.com. The recorded version of the meeting will be available on Barrick’s website until the next annual meeting of shareholders.

The strongest partnerships are those based on trust. We are committed to earning the trust that you, our fellow owners, have placed in us. We look forward to seeing you on April 26, 2016.

Sincerely, John L. Thornton Executive Chairman

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Letter from the Lead Director

Dear Fellow Shareholders,

In a challenging year for the gold industry, Barrick’s leaders achieved the objectives the company committed to at the beginning of 2015. We are encouraged by market returns in early 2016 as these initiatives begin to bear fruit. Since the beginning of the calendar year, Barrick has been one of the top performing stocks in Canada, significantly outpacing key indices on the TSX and NYSE.

In 2015, Barrick reduced its debt by $3.1 billion, nearly a quarter of its total debt. The company reduced all-in sustaining costs from $864 to $831 per ounce. Barrick simplified its head office, eliminated management between the head office and the mines, and accelerated the pace at which information flows between them. Barrick pared down its portfolio intelligently, implemented a new system for allocating capital with strict investment criteria, and sold, canceled, or deferred projects that did not meet those requirements.

Barrick also renewed its talent and its partnership culture. The company has intentionally eschewed the traditional hierarchical organizational model, in favor of an authentic partnership model, because we believe that complex matters are better understood and managed by a team of partners—especially in assessing and reducing risk.

Barrick has put in place a clear, robust structure for management and governance. The Board, as owners and as the voice of all owners, sets the company’s priorities in keeping with Barrick’s purpose and values. The Executive Chairman—as representative of the Board and the owners, and as a meaningful owner himself—ensures that the partnership executes on those priorities to the highest possible standard. The President is by definition the primus inter pares within the partnership.

Last year, our shareholders voiced concern about how we compensated our Executive Chairman. We have listened carefully to their feedback. In setting the Executive Chairman’s compensation for 2015, the Compensation Committee balanced two considerations. On the one hand, the Committee recognized that the Executive Chairman drove change across the entire company, which has led to a clear and robust vision for creating long-term value per share—as well as reduced debt, a more optimized portfolio, a stronger and better organized management team, and a reduction in costs. On the other hand, the anticipated impact of these changes on Barrick’s share price was more than offset by the falling gold price in 2015.

Based on this assessment and analysis, reference to compensation of other top global executive talent, and calibration against a broader market context, the Compensation Committee awarded the Executive Chairman incentive compensation of $3.4 million — a reduction of 64 percent from 2014. The Executive’s Chairman’s total compensation of $6.5 million reflects a reduction of 50 percent from 2014.

In order to better reflect the recent experience of our shareholders, and to ensure that the compensation of Named Partners could reflect their significant achievements in 2015 while at the same time maintaining total compensation for our Named Partners at a level reflective of the shareholder experience, the Executive Chairman has elected to forfeit all of the incentive compensation he earned for 2015. He will therefore receive $3.1 million in total compensation, comprised of his base salary plus pension and other benefits. This represents a 76 percent decrease in his total compensation compared to 2014.

In 2016, we are committed to continuing our efforts to ensure the Executive Chairman’s pay is commensurate with his performance, while being reflective of the experience of our shareholders. We started this work in earnest following our 2015 annual meeting. At the conclusion of our 2016 annual meeting, we will have added four new directors, including one who joined the Compensation Committee in February 2016. We intend to take advantage of these fresh perspectives, as well as additional feedback from shareholders in the coming months, to complete the design of a structure that will be unveiled in next year’s proxy circular.

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Letter from the Lead Director (cont’d)

The Board would like to acknowledge the Executive Chairman’s commitment to deep, long-term ownership in the company. Over the past twelve months, Mr. Thornton has purchased nearly 820,000 Barrick common shares, bringing his total ownership position to approximately 2.2 million shares. Only approximately 32% of those shares came from compensation based awards that were required to be used to purchase shares.

The Compensation Committee’s assessment of Barrick’s management leaders weighed similar considerations to those of the Executive Chairman: they delivered on the objectives committed to at the start of 2015, yet the lower gold price mitigated much of the impact of these improvements on shareholder returns. Accordingly, the Compensation Committee gave the company a collective grade of 30 out of 100, as measured against our long-term scorecard. For the individual performance of our Named Partners whose employment with Barrick has continued in 2016, they achieved an average score of 66 out of 100 on their personal scorecards, each of which is tailored to an executive’s specific responsibilities. You can find a detailed analysis of the performance of our Named Partners whose employment with Barrick has continued in 2016 on pages 61 to 63.

As your partners and fellow owners, we will be transparent with you about our compensation decisions and invite your ongoing feedback. To that end, we have introduced a formal Shareholder Engagement Policy to ensure greater communication and provide improved access to our independent directors.

While Barrick has made progress over the past year, we view it as foundational. In many ways the real work begins now. It is incumbent on me and the other members of the Board to ensure that the company’s leaders do not relent in their pursuit of Barrick’s over-arching objective, which is to create long-term value per share for you, our fellow owners.

Sincerely, J.B. Harvey Lead Director and Chair of the Compensation Committee On behalf of the Barrick Board of Directors and the Compensation Committee

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Notice of 2016 Annual Meeting

Meeting Information

Date:	April 26, 2016

Time:	10:00 a.m., Toronto time

Location:	John Bassett Theatre of the Metro Toronto Convention Centre 255 Front Street West, Toronto, Ontario, Canada

Fellow Shareholders:

You are invited to attend Barrick’s 2016 Annual Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect 14 director nominees;

•	To appoint PricewaterhouseCoopers LLP as our independent registered auditor for 2016; and

•	To approve our non-binding, advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting. Following the conclusion of the formal business of the Meeting, management will present a Report on Barrick’s 2015 financial results and strategic progress.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors and our auditor.

If you plan to attend the Meeting in person, you will need to register with our transfer agent, CST Trust Company (CST), at the registration desk to obtain an admission card before entering the Meeting. Please see page 5 for further instructions.

If you are unable to attend the Meeting in person, you may view the live webcast of the Meeting on our website at www.barrick.com.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Common Shares). You are eligible to vote your Common Shares if you were a shareholder of record at the close of business on February 26, 2016. You may vote in person or by proxy. Please see page 4 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana Easthope

Vice-President & Corporate Secretary

March 18, 2016

General Information

In this Circular, you, your and shareholder refer to the common shareholders of Barrick. We, us, our, the Company, and Barrick refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 17, 2016, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2015 reported by the Bank of Canada was US $1.00 = Cdn $1.2787.

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Key Terms

AISC	All-In Sustaining Costs
API	Annual Performance Incentive
API Scorecards	Annual Performance Incentive Scorecards
Board of Directors or Board	Board of Directors of Barrick
Change in Control Plan	Partner Change in Control Severance Plan
Circular	2016 Information Circular
Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy
Code	Code of Business Conduct and Ethics
Common Shares	Barrick Common Shares
DSU	Deferred Share Units
Executive Committee	The eight most senior executives of Barrick, including the President; Senior Executive Vice President, Strategic Matters; Senior Executive Vice President and Chief Financial Officer; Executive Vice President, Business Performance; Executive Vice President, Talent Management; Chief Operating Officer; Executive Vice President, Exploration and Growth; and Chief of Staff
LTI	Long-Term Incentives
Meeting	2016 Annual Meeting, to be held on April 26, 2016
Named Partners	President; Senior Executive Vice President and Chief Financial Officer; Senior Executive Vice President, Strategic Matters; Former Co-President; and Former Senior Executive Vice President and Chief Financial Officer
NYSE	New York Stock Exchange
Partnership Plan	Provides partners (including the Named Partners) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan
PGSU	Performance Granted Share Units
PRSU	Performance Restricted Share Units
ROIC	Return on Invested Capital
RSU	Restricted Share Units
SEC	U.S. Securities and Exchange Commission
TSX	Toronto Stock Exchange

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “will”, “expects”, “intends”, “plans”, or “believes” and similar expressions, as they relate to the Company. In particular, the Circular contains forward-looking information pertaining to the belief of management that the Company will revitalize as a substantially leaner, more agile organization that can deliver strong returns and free cash flow growth throughout commodity cycles (see “Compensation Discussion & Analysis – Shareholder Return Performance Graphs” on page 54) and the expectation that over time Barrick will have a higher return on invested capital (see “Compensation Discussion & Analysis – 2015 Compensation of Named Executive Officers – 2015 Long-Term Company Scorecard” on page 57). These statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise unless so required by applicable securities laws.

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Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management, in connection with the meeting to be held on April 26, 2016 (Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Shareholder Services (Kingsdale) and MacKenzie Partners Inc. (MacKenzie) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $125,000 plus distribution costs and other expenses. Our contractual arrangements with Kingsdale and MacKenzie provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use notice and access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to some of our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2016 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

•	How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

•	How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/cst/abx or by calling CST Trust Company (CST) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3860 from other locations. If you have previously provided instructions to receive a paper copy and do not want to receive a paper copy of our Circular in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, CST. We generally do not send our proxy materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	April 26, 2016
Time:	10:00 a.m. (Toronto time)
Location:	John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada
Registration:	You or your proxyholder must see a representative of CST before entering the Meeting to register your attendance

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Common Shares (Common Shares) entitled to be voted at the Meeting. On March 17, 2016, the Company had 1,165,215,209 Common Shares outstanding.

Does any shareholder beneficially own 10% or more of Barrick’s Common Shares?

To the knowledge of the directors and senior officers of the Company, as of March 18, 2016, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares.

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Will Company employees vote their Common Shares at the Meeting?

Employees of Barrick are entitled to vote Common Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 17, 2016, less than 1% of Barrick’s Common Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Common Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•       You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•       You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact CST by email at inquiries@canstockta.com. Alternatively, please call CST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

How can I vote if I am a registered shareholder?

Option 1 – By Proxy (Proxy Form)

By Internet:

Go to CST’s website at www.cstvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which can be found on your proxy form.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?” for more information.

By Telephone:

Call 1-888-489-7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxy holder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?” for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?” for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?” for more information.

Appointing another person to attend the Meeting and vote your Common Shares for you:

You may appoint a person or company other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting. This person or company does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person or company you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to CST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, your appointee should see a CST representative at the registration desk. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxy holder if you vote by telephone.

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?” for more information.

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Option 2 – In Person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the Meeting.

How can I vote if I am a non-registered shareholder?

Option 1 – By Proxy (Voting Instruction Form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Common Shares to be voted, which you should complete, date, sign, and return as directed on the form.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of CST before entering the Meeting to register your attendance.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 5:00 p.m. (Toronto time) on April 22, 2016.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their shares. Please see “How we will solicit proxies” on page 3 for more information.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 22, 2016. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to CST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

How will my Common Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Common Shares as follows:

•	FOR the election of the nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

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What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 17, 2016, no director or officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on April 22, 2016;

•	Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on April 22, 2016; or

•	By any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on April 22, 2016, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by CST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale or MacKenzie:

Kingsdale	MacKenzie

Toll-Free within Canada and the United States:	Toll-Free within Canada and the United States:
1-866-851-2571	1-800-322-2885

Call collect: 416-867-2272	Call collect: 212-929-5500
Email: contactus@kingsdaleshareholder.com	Email: proxy@mackenziepartners.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-861-9911
Fax: 416-861-0727
Email: investor@barrick.com

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Other Important Information

How do I make a shareholder proposal at the next annual meeting?

Proposed resolutions for the next annual meeting of the Company’s shareholders must be submitted by February 27, 2017.

Are any shareholder proposals being considered at the Meeting?

We received a joint shareholder proposal from RBC Global Asset Management Inc. (RBCGAM) and British Columbia Investment Management Corporation (bcIMC) relating to the nomination of independent directors with operational mining experience to our Board. We support the proposal. In light of the Company’s support of the proposal, the nomination for election as a director of Mr. Graham G. Clow, one of the world’s pre-eminent geological and mining engineers, and the Company’s commitment to appoint one additional independent director with operational mining expertise to our Board by our 2017 annual meeting, the Company has agreed with RBCGAM and bcIMC that a shareholder vote is not required. The full text of the proposal is set out in Schedule K.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s By-law No. 2 (the Advance Notice By-Law), which sets out advance notice requirements for director nominations, was confirmed by shareholders at the 2014 Annual and Special Meeting of Shareholders. The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the OBCA), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Company of their intention to nominate directors and sets out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Advance Notice By-Law is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. As of March 17, 2016, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice By-Law.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2015, and related Management Discussion & Analysis, both of which can be found in our 2015 Annual Report on SEDAR at www.sedar.com.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our 2016 Annual Report by mail next year, you should elect this option by checking the box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2015 Annual Report by mail and would like to receive a copy, please contact CST by email at inquiries@canstockta.com. Alternatively, please call CST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2015 Annual Report, our latest Annual Information Form, and the Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

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Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2015. Our financial statements are included in our 2015 Annual Report. The 2015 Annual Report will be mailed to shareholders who requested a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of 14 members. Please refer to the section entitled “Directors” on page 21 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders meeting or until their resignation, if earlier.

The Board recommends a vote FOR all 14 director nominees.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the election of the 14 nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favour of their election must promptly tender his or her resignation to the Executive Chairman. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release. The affected director will not participate in any Committee or Board deliberations relating to the resignation offer.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders meeting.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What Were PwC’s Fees for 2015 and 2014? (1)

In millions of dollars	2015	2014
Audit fees (2)	$8.6	$10.2
Audit-related fees (3)	$0.8	$1.2
Tax compliance and advisory fees (4)	$0.7	$0.8
All other fees (5)	$0.1	$0.3
Total	$10.2	$12.5

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission (SEC) definitions.

(2)	Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings. The decrease in audit fees in 2015 compared to 2014 is primarily related to changes in foreign exchange rates against the U.S. dollar and a decrease in the number of mine site and statutory audits performed.

(3)	In 2015, audit-related fees primarily related to a number of projects including procedures on asset dispositions ($0.3 million) and other transaction-related costs ($0.2 million). In 2014, audit-related fees primarily related to services in connection with transactions ($0.5 million) and a change in the Company’s information technology system ($0.2 million).

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

(5)	In 2015, other fees related to the provision of accounting technical information and training materials. In 2014, other fees primarily related to training services provided in South America.

8	Barrick Gold Corporation | 2016 Circular

The Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services for the pre-approval of services performed by Barrick’s auditor. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific services. All services performed by Barrick’s auditor comply with the Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services and professional standards and securities regulations governing auditor independence.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2016 annual meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

If John Thornton, Brett Harvey, or Kelvin Dushnisky is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will:

•	Present a report on Barrick’s 2015 financial results and strategic progress; and

•	Invite questions and comments from shareholders.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

Barrick Gold Corporation | 2016 Circular	9

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

For the purposes of this Circular, we refer to our “Named Executive Officers” (NEOs), other than our Executive Chairman, (i.e., our President; Senior Executive Vice President and Chief Financial Officer; Senior Executive Vice President, Strategic Matters; Former Co-President; and Former Senior Executive Vice President and Chief Financial Officer) as Named Partners. Our Named Partners (together with all other partners) participate in Barrick’s Partnership Plan, which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). The Executive Chairman is a NEO, but not a partner and is not eligible to participate in the Partnership Plan.

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

1.	Elect 14 director nominees
2.	Appoint PwC as our independent registered auditor for 2016
3.	Approve our non-binding, advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on February 26, 2016. To make sure your shares are represented at the Meeting, you may cast your vote in person or by submitting your proxy or voting instruction form. Please see page 4 for more details on how you can vote.

Corporate Governance Highlights

Director Nominees

At a glance:

•       79% of the nominees are independent

•       Separate Board Chair and President

•       Lead Director is independent

•       Diverse skill sets and experience

•       Average Age: 61.5 years

•       Average Tenure: 5 years

Governance Information

✓	More than two-thirds of directors are independent	✓	Fully independent Audit, Compensation, and Corporate Governance & Nominating Committees

✓	Independent Lead Director	✓	Majority of independent directors on all other committees

✓	Directors elected annually and individually (not by slate)	✓	Added mining experience

✓	Separate Board Chair and President	✓	Majority of director compensation is equity-based

✓	Formal board evaluation process	✓	Diversity Policy

✓	In camera sessions for independent directors	✓	Code of Business Conduct and Ethics

✓	Incentive Compensation Clawback Policy applicable to executives	✓	Board interlocks guidelines

✓	Share ownership policies for directors and executives	✓	Majority voting policy for directors

✓	Annual advisory vote on executive compensation	✓	Board orientation and education program

10	Barrick Gold Corporation | 2016 Circular

Director Nominees

The Board recommends a vote FOR all nominees listed below.

DIRECTOR NOMINEES	Mining Operations	Health, Safety & Environmental	Audit Comp CG&N CR Risk ● C	Audit Committee Compensation Committee Corporate Governance & Nominating Committee Corporate Responsibility Committee Risk Committee Committee Member Committee Chair
	Capital Allocation & Financial Acumen	Talent Development and Allocation & Partnership Culture
	M&A Execution	International Business Experience and Global Partnerships
	Government and Regulatory Affairs & Community Relations	Risk Management

Name (age)	Director Since	Qualifications	Primary Occupation	Committee Memberships
				Audit	Comp	CG&N	CR	Risk
Gustavo Cisneros (70) Independent	2003		Chairman of the Cisneros Group of Companies		●	C
Graham G. Clow (65) Independent	N/A		Chairman of Roscoe Postle Associates Inc.
Gary A. Doer (67) Independent	N/A		Corporate Director and former Canadian Ambassador to the United States
Kelvin P.M. Dushnisky (52) Non-Independent	2016		President of Barrick
J. Michael Evans (58) Independent	2014		President, Alibaba Group Holding Ltd.					C
Brian L. Greenspun (69) Independent	2014		Publisher and Editor of the Las Vegas Sun			●	●
J. Brett Harvey (65) Independent, Lead Director	2005		Chairman of CONSOL Energy Inc.		C
Nancy H.O. Lockhart (61) Independent	2014		Corporate Director and Retired Chief Administrative Officer of Frum Development Group			●	C
Dambisa Moyo (47) Independent	2011		International economist, author, and commentator	●		●		●
Anthony Munk (55) Non-Independent	1996		Senior Managing Director of Onex Corporation					●
J. Robert S. Prichard (67) Independent	2015		Chairman of Torys LLP, BMO Financial Group, and Metrolinx		●			●
Steven J. Shapiro (63) Independent	2004		Corporate Director and Retired Executive Vice President, Finance and Corporate Development at Burlington Resources Inc.	C	●
John L. Thornton (62) Non-Independent, Executive Chairman	2012		Executive Chairman of Barrick
Ernie L. Thrasher (60) Independent	2014		Founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources	●	●		●

Barrick Gold Corporation | 2016 Circular	11

Compensation Discussion & Analysis (CD&A) Summary

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

Following the concerns expressed last year by our shareholders, we committed to revamping our approach to executive compensation. Our changed approach was grounded in what we heard from our shareholders and consists of five key aspects:

12	Barrick Gold Corporation | 2016 Circular

CD&A Summary (cont’d)

HOW DID WE RESPOND TO SHAREHOLDER FEEDBACK?

Following our Say on Pay vote last year, we committed to revamping our approach to executive compensation. We engaged in extensive dialogue with 20 shareholders, representing nearly 22.5% of our outstanding Common Shares. The Compensation Committee used the feedback to significantly enhance our compensation system and disclosure:

Three important themes emerged from our shareholder engagement meetings this year	Our response

Our shareholders would like more transparency on disclosure and pay

✓     Revamped 2016 Circular to communicate our compensation strategy and decisions in an easily understandable and user-friendly manner

✓     Designing and continuing to refine a new formal compensation plan for 2016 for the Executive Chairman that, among other things: (i) ties his incentive compensation more closely to performance by setting specific yearly goals that reflect Company-specific performance, and metrics by which progress against those goals will be assessed; and (ii) links his incentive compensation to Barrick’s share price performance, ensuring his compensation reflects the shareholder experience

Our shareholders would like to see a stronger relationship between pay and performance

✓     Reduced total compensation by approximately 76% from 2014 levels for our Executive Chairman and by approximately 47% compared to 2014 levels for our Named Partners to ensure the executive pay experience reflects the shareholder experience

Our shareholders would like to see pay more reflective of longer-term performance

✓     Held our executives to a high standard of performance; rigorous application of our Long-Term Company Scorecard to ensure pay reflects long-term performance and improvement

✓     Refined our Long-Term Company Scorecard to ensure metrics appropriately reflect drivers of long-term shareholder value, including the introduction of a “Free Cash Flow per share“ measure for the 2016 Long-Term Company Scorecard to better align with our strategic focus

✓      Refined our evaluation of the Long-Term Company Scorecard to include evaluation of the prior year’s performance as well as the trend in performance over the prior three-year period

Our shareholder engagement strategy involves keeping in regular contact with our shareholders throughout the year. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future Say on Pay votes when making compensation decisions for our Executive Chairman and Named Partners.

To further enhance our Board’s engagement with shareholders we have adopted our Shareholder Engagement Policy, which is included in Schedule F of this Circular.

Barrick Gold Corporation | 2016 Circular	13

CD&A Summary (cont’d)

HOW DO WE DETERMINE COMPENSATION?

Our approach to executive compensation is guided by our compensation philosophy, and we consistently apply the same principles to the Executive Chairman and our Named Partners:

Compensation Philosophy & Principles	Our Approach to Compensation for our Executive Chairman and Named Partners

•       At Barrick, we understand that our transformation is not a sprint, but a marathon.

•       We believe our Executive Chairman and Named Partners must be long-term owners of the company they lead, compensated for their performance in growing long-term value.

•       A significant portion of compensation awarded to our Named Partners is ultimately converted into Common Shares that cannot be sold until they retire or leave the Company, ensuring they are financially and emotionally invested in Barrick’s long-term success.

•       Financial and emotional ownership ensures there is no real incentive to take unnecessary and excessive risk.

•       In order to ensure our compensation reflects the experience of our shareholders, our pay for performance system ties compensation opportunities directly to initiatives, priorities, and metrics that are drivers of long-term shareholder value.

•       We pay for performance, as measured against annual and long-term scorecards that we disclose to shareholders in advance, which ensures that compensation and Company performance rise and fall together.

•       We hold our Executive Chairman and our Named Partners to a high standard of performance so that they are focused on challenging the status quo and delivering results.

•       Our compensation system is designed to reward our Executive Chairman and our Named Partners for growing shareholder value, individually and collectively, over the long-term.

•       High levels of financial and emotional engagement drive a high performance culture.

14	Barrick Gold Corporation | 2016 Circular

CD&A Summary (cont’d)

HOW DID WE PERFORM?

We executed on all our 2015 priorities:

In 2015, we revitalized the culture that drove Barrick’s initial success. We implemented a lean, decentralized operating model, optimized our portfolio around assets with the greatest prospects for profitability and growth, and strengthened our balance sheet. We are returning to a high performance culture, characterized by disciplined capital allocation, consistent execution, and relentless self-improvement. This has laid the foundation for us to pursue our single over-arching objective: to generate, and ideally grow, free cash flow in any foreseeable gold price environment. We will do this through industry-leading margins and superior portfolio management. By doing so, we will restore our balance sheet to withstand gold price volatility, invest to improve the quality of our asset base, and reward our shareholders with a sustainable dividend.

(1)	Compared to negative free cash flow of $136 million in 2014. Excluding $610 million deposit received in 2015 related to the Pueblo Viejo gold and silver streaming agreement with Royal Gold, Inc. Free cash flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

(2)	AISC per ounce is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

Barrick Gold Corporation | 2016 Circular	15

CD&A Summary (cont’d)

HOW DID WE PAY OUR EXECUTIVE CHAIRMAN AND NAMED PARTNERS?

	Base Salary	Annual Performance Incentive (API)	Long-Term Incentive (LTI)	Pension	Benefits and Perquisites
Executive Chairman Compensation	Cash	The Executive Chairman has elected to forfeit all earned incentive compensation for 2015	The Executive Chairman has elected to forfeit all earned incentive compensation for 2015	Accrued Retirement Benefits 15% of salary Accrued in pension account, paid in cash on retirement or termination	Various Varies based on nature of benefit or perquisite
Named Partner Compensation	Cash

Cash

Awarded based on individual performance against short-term priorities and initiatives that were published in the 2015 Circular; average API awards of 66% of maximum, differentiated for individual performance

			Performance Granted Share Units (PGSUs) Awarded based on 2015 Long-Term Company Scorecard result of 30% Upon vesting, requirement to hold until retirement or termination	Accrued Retirement Benefits 15% of salary + earned API Accrued in pension account, paid in cash on retirement or termination	Various Varies based on nature of benefit or perquisite

3-Year Reported and Realized Pay Comparison for President

    Reported Pay (excluding pension value) includes base

salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the Summary Compensation Table

The graph (expressed in thousands of dollars) compares the compensation reported for our President in 2013, 2014, and 2015 in the Summary Compensation Table and the compensation that he actually received for the same period from earned and vested awards.

    Realized Pay is the compensation actually received during

the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. It also includes the value of stock options exercised and LTI awards that vested during the year, as reported in the “Value Vested or Earned During the Year ended December 31, 2015” table

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our President does not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and Company performance, which ensures the value of the awards reflects the shareholder experience over the long-term. The value of the LTI awards reported in the Summary Compensation Table therefore represents a future compensation opportunity, rather than an in-year compensation value.

During 2013 – 2015, the amount of compensation actually received (Realized Pay) by our President was, on average, 35% less than the Reported Pay in the Summary Compensation Table.

16	Barrick Gold Corporation | 2016 Circular

CD&A Summary (cont’d)

HOW DO WE ADDRESS RISK AND GOVERNANCE?

What we do:

✓	We pay for performance.	✓	We maintain a robust Clawback Policy.
✓	We ensure that the long-term interests of our Executive Chairman, Named Partners, and our shareholders are one and the same.	✓	We design our compensation plans to mitigate undue risk taking.
✓	We appropriately balance short-term and long-term incentive compensation for our Named Partners.	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards.
✓	We cap incentive plan payouts by individual maximum compensation opportunities for our Named Partners.	✓	We regularly review compensation.
✓	We stress-test incentive compensation programs, awards, and payouts.	✓	We provide an annual advisory vote on executive compensation.
✓	We maintain industry-leading minimum share ownership requirements.	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices.
What we do not do:
✗	We do not guarantee incentive compensation.	✗	We do not re-price equity-based incentive compensation awards.
✗	We do not provide tax gross-ups on compensation.	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership.

WHY SHOULD SHAREHOLDERS APPROVE OUR SAY ON PAY?

1.     We listened and responded to the feedback from our shareholders. We are continuing to refine the compensation for our Executive Chairman, and we are enhancing our shareholder engagement going forward through the adoption of our new Shareholder Engagement Policy.

2.     We executed on our “Back to the Future” strategy and achieved all of the goals we set last year.

3.     Our compensation reflects individual performance, overall business performance, and the shareholder experience in both the short-term and the long-term.

4.     Our compensation practices ensure our Executive Chairman’s and Named Partners’ interests are one and the same as those of our shareholders.

5.     Our compensation system does not encourage unnecessary and excessive risk taking.

Shareholders may provide feedback to our Board by writing to our Executive Chairman at the address set out below.

Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower, Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5H 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders may communicate with our independent directors by writing to our Lead Director. For more details on how to contact us, see our Shareholder Engagement Policy in Schedule F of this Circular.

Barrick Gold Corporation | 2016 Circular	17

Our Corporate Governance Initiatives

At the heart of Barrick’s partnership culture are the values of trust, transparency, and a commitment to the interests of our shareholders as our interests. It is these values that guide our governance practices, which the Board of Directors, as owners and as the voice of all owners, continuously reviews and seeks to enhance.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the NYSE standards even though most of them do not directly apply to Barrick as a Canadian company.

Our Recent Corporate Governance Initiatives

Two years ago, the Board undertook a comprehensive process to review and overhaul Barrick’s approach to corporate governance. In carrying out this process, the Board engaged consultants, leading academics and independent legal advisors to conduct a complete review of all aspects of Barrick’s governance activities. Following that analysis, Barrick adopted the recommendations of its advisors. Key features of Barrick’s corporate governance practices following the 2014 process are set out below:

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board.

•	Committee Independence: Our Audit, Compensation and Corporate Governance & Nominating Committees are comprised entirely of independent directors. All other committees are comprised of a majority of independent directors. All committees are chaired by an independent director.

•	Clawback Policy: Incentive compensation paid or granted to Named Partners and the Executive Chairman is subject to clawback in cases of a material financial misstatement, regardless of any wrong-doing in connection with the restatement.

•	Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favour of their election in an uncontested election must promptly tender his or her resignation to the Executive Chairman. The resignation will be accepted absent exceptional circumstances.

•	Board Interlocks Policy: Guidelines limit the number of board interlocks that can exist at any time to no more than two, and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A Board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company.

•	Diversity Policy: Barrick adopted a policy to increase diversity on the Board and in executive officer positions in terms of gender, geographical representation, ethnicity and age. In 2014, we appointed Nancy Lockhart to our Board and, in 2015, we appointed two women to our now eight person Executive Committee – Catherine Raw was appointed as Executive Vice President, Business Performance and Kathy Sipos was appointed as our Chief of Staff.

•	Share Ownership Policies for Directors and Executives: Barrick maintains industry leading minimum share ownership requirements for its directors and officers. Directors (other than our Executive Chairman) are required to hold at least 3x their annual Board retainer worth of Barrick Common Shares and/or Deferred Share Units (DSU). See “Director Share Ownership Requirements” on page 37 of this Circular. Our NEOs are required to hold between 4x and 10x their salary in Common Shares, Restricted Share Units (RSUs) and PGSUs. See “Share Ownership Requirements” on page 49.

•	Executive and Independent Sessions: Our Corporate Governance Guidelines mandate that:

¡	an in camera session follows every Board meeting (including special meetings) at which the independent and non-executive directors meet without the Executive Chairman and without any other officers or employees present;

¡	a separate in camera session follows the non-executive director session, at which the independent directors meet without the non-independent directors and without any other officers or employees present;

¡	the independent directors also hold regular sessions at which they meet in the absence of non-independent directors; and

¡	the Lead Director presides at each of these sessions.

•	Anti-hedging Policy: Barrick has adopted a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based LTI compensation.

18	Barrick Gold Corporation | 2016 Circular

•	Continuing Education for Directors: We continue to enhance the continuing education of our directors to ensure that our Board operates on an informed and disciplined basis. Continuing education sessions are incorporated into all regularly scheduled Board meetings (other than the Board meeting immediately following an annual meeting of shareholders). For further details on this year’s education program, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

•	Board Assessment: During 2014, the Board retained Professor John Coates of Harvard Law School and Professor Krishna Palepu of Harvard Business School to conduct an independent review of the annual performance assessment process used by the directors to assess the performance and effectiveness of the Board, its committees, and individual directors. Their in-depth assessment of Barrick’s board assessment process, conducted over a number of months and completed in early 2015, included interviews with Barrick Board members, a review of practices by other large public companies in Canada, the United States, and the United Kingdom, and a review of research by academics, trade groups, interest organizations, and quasi-government organizations on board and director evaluation and assessments. The review confirmed that Barrick’s current approach is consistent with leading organizations and companies today. To build on this strength, the Board adopted a number of refinements identified in the review to make our board assessment and evaluation systems state-of-the-art.

New Corporate Governance Initiatives

In addition to the significant overhaul of our corporate governance practices over the last few years, we continue to assess our governance practices every year. We recently implemented several new initiatives to enhance our efforts in this area:

Enhanced Disclosure of our Structure

Barrick’s governance structure is intentionally unique and authentic to Barrick. We are committed to being transparent and straightforward about our governance structure, and we have disclosed in detail in this Circular the roles and responsibilities of our Executive Chairman, Lead Director and President so that our shareholders can understand the process by which Barrick arrives at its decisions. This year’s Corporate Governance Disclosure in Schedule A also contains a detailed summary of our innovative partnership structure initiated and driven by our Executive Chairman. The position descriptions for the Executive Chairman, Lead Director, and President are included in this Circular as Schedules C, D and E.

Enhanced Lead Director Position Description

In 2016 we conducted a review and assessment of our Lead Director position description. Following that process, our Corporate Governance & Nominating Committee recommended, and our Board adopted, an enhanced Lead Director position description which augments the Lead Director’s already robust role. A detailed description of the Lead Director’s mandate and the actions he has taken this year are set out under the heading “Our Governance and Leadership Structure – Lead Director” in Schedule A of this Circular. A copy of the Lead Director position description is attached as Schedule D of this Circular.

Shareholder Engagement Policy

On March 17, 2016, on the recommendation of our Corporate Governance & Nominating Committee, the Board adopted the formal Shareholder Engagement Policy attached as Schedule F. The Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance.

Enhancements to Board Interlocks Policy

On March 17, 2016, on the recommendation of our Corporate Governance & Nominating Committee, the Board adopted enhancements to our Board Interlocks Policy to prohibit any senior executive of Barrick from serving on the board of another public company if any senior executive of such other public company serves on the Board of Barrick.

Board Renewal

We have been deliberate in continuing our Board renewal efforts in a manner that makes sense for our business.

We believe the Board should represent a mosaic of skills and experience that are relevant to our business. We seek individuals who will serve as a voice for all owners by crafting policies to create long-term value per share and ensuring that the partnership successfully carries out those policies.

Our core business is partnering with host governments, local communities, NGOs, indigenous people and other stakeholders to extract resources from the ground. Securing licenses to operate requires building long-term partnerships with stakeholders, obtaining community support, political support, negotiating taxation and other benefit sharing arrangements, obtaining necessary permits and protecting the environment and communities. It requires continuous engagement with a diverse group of stakeholders at the local, national, and international levels. We can have the best technical talent in the industry, but if we do not get these things right, we will not have a viable business. A successful mining company must, by definition, manage environmental, social and governance risk.

Barrick Gold Corporation | 2016 Circular	19

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, with those who have technical and operating expertise and financial acumen.

To achieve this, we have undertaken a significant program of Board renewal over the past two years, which has significantly increased the independence of the Board, from just over 50% in 2013 to 79% today (assuming all nominees are elected). It has also strengthened the diversity of experience and skills represented on the Board. Eight of our thirteen nominated directors (excluding the Executive Chairman) are new to the Board since April 2014.

In all cases, our recent nominees bring with them specific and relevant experience to our business.

This includes Brian Greenspun, our first ever director from Nevada, a state that accounts for a very significant portion of our business and will be critical to our future success. Given the significant role of our U.S. operations, we have also nominated Gary Doer, one of the foremost experts on Canada-U.S. relations and someone who intimately understands the American political, legal and regulatory system.

We have nominated new directors with deep mining experience, including Graham G. Clow, a seasoned mine builder and operator with more than 40 years of experience across all technical aspects of the business from exploration to mine closure. Mr. Clow’s experience is complemented by Ernie Thrasher, whose career in mining spans five decades. Mr. Thrasher began as a heavy equipment operator at a family-owned mining company in 1971 and went on to become the founder and CEO of a leading coal products supplier. Kelvin Dushnisky has more than 25 years of international mining industry experience, with a focus on project development, government relations, and public affairs. Taken together, these three director nominees have 115 years of experience in the mining industry. To further enhance the technical and operating expertise on our Board, Barrick is committed to nominating an additional independent director with operational mining expertise by our 2017 annual meeting.

Rounding out the skill set of our recent nominees, Nancy Lockhart brings strong leadership and expertise on environmental and social governance, Michael Evans is among the world’s foremost experts on equity capital markets and international finance, and Robert Prichard recently received the Fellowship Award from Canada’s Institute of Corporate Directors, one of the country’s highest honors for directors, recognizing excellence and leadership in the boardroom.

We identify director candidates through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. Barrick retains an external search firm to identify potential candidates. Candidates are also sourced through recommendations from various members of the Board, and in consultation with business, political and other leaders in Canada, the United States and internationally. The Committee continuously evaluates the composition of the Board, and assesses the ability of candidates to contribute to the effective oversight of the management of the Company. The Committee also considers each candidate’s background, experience, skills and knowledge relative to the needs of the Company and carries out comprehensive due diligence on each individual.

20	Barrick Gold Corporation | 2016 Circular

Directors

The Board recommends a vote FOR all nominees listed below.

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favour of election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration. There are no contracts, arrangements, or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 36 and Schedule A – Corporate Governance Disclosure.

Director since September 2003

Santo Domingo, Dominican Republic

Areas of Expertise

•    Capital Allocation & Financial Acumen

•    Talent Development and Allocation & Partnership Culture

•    Government and Regulatory Affairs & Community Relations

•    International Business Experience and Global Partnerships

Gustavo Cisneros (70), Independent

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately-held media, entertainment, technology, and consumer products organization. Mr. Cisneros is a member of Barrick’s International
Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United
Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International
Advisory Board, The Americas Society and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	9/10
2015	75.0%	25.0%	Compensation	9/10
2014	91.8%	8.2%	Corporate Governance & Nominating (Chair)	8/9
			Overall Attendance	89.7%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2016
Common Shares				11,000
DSUs				88,304
Options				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2016 Circular	21

New Nominee Toronto, ON, Canada Areas of Expertise • Mining Operations • Health, Safety & Environmental • Risk Management • Capital Allocation & Financial Acumen	Graham G. Clow (65), Independent(1)
Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc. (RPA), a consulting firm providing reserves and resources services to the mining industry at all stages of project development. He has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Prior to joining RPA in 2001, Mr. Clow spent more than 20 years in senior executive and operating positions, including with publicly listed mining companies. For a number of years, Mr. Clow served as an Adjunct Professor at the Lassonde Mineral
Institute, University of Toronto, where he lectured in resource and reserve estimation. He was formerly the
Chairman of the Metal Mining Division of the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM)
and was a member of the committee on ore reserve definitions that established the requirements for the
Canadian Securities Administrators’ National Instrument 43-101—Standards of Disclosure for Mineral
Projects. Mr. Clow is a Fellow of the CIM and has been awarded the CIM Metal Mining Award for his contributions to the industry. He has degrees in geology and mining engineering from Queen’s University.
	Voting Results	Board and Committee Membership	Attendance
	Not Applicable	Not Applicable	Not Applicable
Other Public Boards During Past Five Years
	Acacia Mining plc Dominion Diamond Corporation		(2013 to Present) (2013 to Present)
Securities Held as at March 1, 2016
	Common Shares		10,000
	DSUs		Nil
	Options		Nil
Share ownership requirement not applicable until elected to the Board

(1)	Graham Clow is an independent non-executive director of Acacia Mining plc (Acacia), a 63.9%-owned subsidiary of Barrick. As noted above, he is also the Chairman and Principal Mining Engineer of RPA, a consulting firm used by the Company to audit its resource and reserve estimates and to provide consulting and technical services in connection with the preparation of technical reports. In 2015, Barrick paid fees totaling Cdn$763,990 to RPA. In assessing Mr. Clow’s independence, the Board carefully considered (i) the relationship between Barrick and RPA, (ii) Mr. Clow’s position at RPA and as a director of Acacia, and (iii) the fees paid by Barrick to RPA (which were below the quantitative limit set out in the NYSE independence standards), prior to coming to the view that the foregoing could not reasonably be expected to interfere with Mr. Clow’s ability to exercise independent judgment should he be elected as a director of Barrick. Mr. Clow has advised the Board that he will not stand for re-election to the board of directors of Acacia and will cease to be a director of Acacia following Acacia’s annual general meeting to be held on April 21, 2016. Barrick intends to continue to use RPA to provide the services described above, and the Board will reassess Mr. Clow’s independence on an annual basis.

Gary A. Doer (67), Independent

Mr. Doer was Canada’s ambassador to the United States of America from October 2009 until January 2016, a jurisdiction that represents a very significant portion of our business. Prior to that, he was Premier of Manitoba for 10 years. In 2005, Business Week magazine named Mr. Doer as one of the top 20 international leaders on climate change.

Voting Results	Board and Committee Membership	Attendance

New Nominee

Winnipeg, MB, Canada

Areas of Expertise

•    Government and Regulatory Affairs & Community Relations

•    International Business Experience and Global Partnerships

•    Health, Safety & Environmental

•    Risk Management

Not Applicable	Not Applicable	Not Applicable
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2016
Common Shares		Nil
DSUs		Nil
Options		Nil
Share ownership requirement not applicable until elected to the Board

22	Barrick Gold Corporation | 2016 Circular

Director since February 2016

Toronto, ON, Canada

Areas of Expertise

•    Government and Regulatory Affairs & Community Relations

•    International Business Experience and Global Partnerships

•    Capital Allocation & Financial Acumen

•    Mining Operations

•    Risk Management

•    Health, Safety & Environmental

Kelvin P.M. Dushnisky (52), Non-Independent(2)

Mr. Dushnisky joined Barrick in 2002 and was appointed President of Barrick on August 17, 2015. He has more than 25 years of international mining industry experience, with a focus on project development, government relations, and public affairs. As President of Barrick, he has overall responsibility for execution of the Company’s strategic priorities. Mr. Dushnisky is also Chairman of the Board of Directors of Acacia Mining plc and represents Barrick at the World Gold Council, the International Council on Mining and Metals and
the Business Council of Canada. Prior to joining Barrick, he held management positions at EuroZinc Mining
Corporation, Sutton Resources, and Rescan Consultants. Mr. Dushnisky holds an Honours Bachelor of
Science degree from the University of Manitoba, in addition to a Master of Science degree and a Juris Doctor degree from the University of British Columbia.

Voting Results	Board and Committee Membership	Attendance
Not Applicable	Not Applicable	Not Applicable
Other Public Boards During Past Five Years
Acacia Mining plc CanWel Building Materials Group Ltd. Bioteq Environmental Technologies Inc. CanWel Building Materials Ltd. Lattice Biologics Ltd.		(2012 to Present) (2010 to Present) (2001 to 2012) (2004 to 2011) (2000 to 2011)
Securities Held as at March 1, 2016
Common Shares PGSUs PRSUs RSUs DSUs Options		57,746 243,944 98,070 32,690 Nil 415,759
Has until February 17, 2020 to meet share ownership requirement for President

(2)	Mr. Dushnisky is not independent because he is the President of Barrick.

Director since July 2014

New York, NY, USA

Areas of Expertise

•    Capital Allocation & Financial Acumen

•    Risk Management

•    M&A Execution

•    International Business Experience and Global Partnerships

•    Talent Development and Allocation & Partnership Culture

J. Michael Evans (58), Independent

Mr. Evans is the President of Alibaba Group Holding Ltd., a position he has held since August 2015. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December
2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. He is chairman of the board of Right To Play USA and a board member of City Harvest. He is also a trustee of the
Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton
University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership	Attendance(3)
Year	For	Withheld	Board of Directors	7/10
2015	93.9%	6.1%	Risk (Chair since March 18, 2015)	4/6
2014	N/A	N/A
			Overall Attendance	68.8%
Other Public Boards During Past Five Years
Alibaba Group Holding Ltd.				(2014 to Present)
Securities Held as at March 1, 2016
Common Shares DSUs Options				Nil 30,701 Nil
Has until July 30, 2019 to meet share ownership requirement

(3)	Mr. Evans could not attend two special meetings of the Board that were called on short notice to consider potential transactions involving the Company due to overseas travel during the meetings. In each case, he was fully briefed on such transactions prior to the meetings by the Executive Chairman and his views on those transactions were communicated to the Board. Mr. Evans was also unable to attend one other Board and two Risk Committee meetings. Mr. Evans was unable to attend the Board and one Risk Committee meeting following his appointment as Chair of the Risk Committee due to unforeseen extenuating personal circumstances in which he was with his family.

Barrick Gold Corporation | 2016 Circular	23

Director since July 2014

Henderson, NV, USA

Areas of Expertise

•    Government and Regulatory Affairs & Community Relations

•    Talent Development and Allocation & Partnership Culture

•    M&A Execution

•    Capital Allocation & Financial Acumen

Brian L. Greenspun (69), Independent

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive
Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential
Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission
on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of
Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	9/10
2015	93.8%	6.2%	Corporate Governance & Nominating	9/9
2014	N/A	N/A	Corporate Responsibility	6/6
			Overall Attendance	96.0%
Other Public Boards During Past Five Years(4)
None
Securities Held as at March 1, 2016
Common Shares				31,185
DSUs				23,025
Options				Nil
Meets share ownership requirement

(4)	Mr. Greenspun was a director of the Tribune Company, a privately-held company, when it filed for bankruptcy protection in December 2008. Mr. Greenspun ceased being a director of the Tribune Company on December 31, 2012.

Director since December 2005

Canonsburg, PA, USA

Areas of Expertise

•    Mining Operations

•    Health, Safety & Environmental

•    Talent Development and Allocation & Partnership Culture

•    Capital Allocation & Financial Acumen

•    Risk Management

J. Brett Harvey (65), Independent, Lead Director

Mr. Harvey is Chairman of CONSOL Energy Inc., a coal, gas, and energy services company. He was CONSOL
Energy Inc.’s Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer
from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January
2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a
subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as vice president and general manager of Kaiser Coal of New Mexico. Mr. Harvey also served as vice president, mining for PacifiCorp. In
2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the
National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He
is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	74.1%	25.9%	Compensation (Chair)	8/8
2014	90.2%	9.8%	Overall Attendance	100%

Other Public Boards During Past Five Years
Allegheny Technologies Inc.				(2007 to Present	)
CONSOL Energy Inc.				(1998 to Present	)
Securities Held as at March 1, 2016
Common Shares				29,175
DSUs				60,949
Options				Nil
Meets share ownership requirement

24	Barrick Gold Corporation | 2016 Circular

Director since April 2014

Toronto, ON, Canada

Areas of Expertise

•     Health, Safety & Environmental

•     Talent Development and Allocation & Partnership Culture

•     Risk Management

•     Government and Regulatory Affairs & Community Relations

Nancy H.O. Lockhart (61), Independent

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group,
a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Centre for Addiction and Mental
Health Foundation, Loran Scholars Foundation, and Royal Conservatory of Music and the Chair of Crow’s
Theatre Company. She is a past director of the Canada Deposit Insurance Corporation.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	90.9%	9.1%	Corporate Governance & Nominating	9/9
2014	97.9%	2.1%	Corporate Responsibility (Chair)	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
Atrium Mortgage Investment Corporation				(2013 to Present)
Gluskin Sheff & Associates Inc.				(2013 to Present)
Loblaw Companies Limited				(2005 to Present)
Securities Held as at March 1, 2016
Common Shares				Nil
DSUs				33,702
Options				Nil
Has until April 30, 2019 to meet share ownership requirement

Director since April 2011

New York, NY, USA

Areas of Expertise

•     International Business Experience and Global Partnerships

•     Government and Regulatory Affairs & Community Relations

•     Capital Allocation & Financial Acumen

•     Risk Management

Dambisa Moyo (47), Independent

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the
World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008, where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government, and a doctorate in economics from Oxford University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	92.8%	7.2%	Audit	6/6
2014	97.0%	3.0%	Corporate Governance & Nominating	8/9
			Risk	5/6
			Overall Attendance	93.5%
Other Public Boards During Past Five Years
Seagate Technology PLC				(2015 to Present)
Barclays Bank PLC				(2010 to Present)
SABMiller PLC				(2009 to Present)
Lundin Petroleum AB				(2009 to 2012)
Securities Held as at March 1, 2016
Common Shares				Nil
DSUs				36,069
Options				Nil
Has until April 27, 2016 to meet share ownership requirement

Barrick Gold Corporation | 2016 Circular	25

Director since December 1996

Toronto, ON, Canada

Areas of Expertise

•    Capital Allocation & Financial Acumen

•    M&A Execution

•    Risk Management

•    International Business Experience and Global Partnerships

•    Talent Development and Allocation & Partnership Culture

Anthony Munk (55), Non-Independent(5)

Mr. Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013 he was a Managing Director of Onex Corporation. In addition to the public company board identified below, Mr. Munk is a director of JELD-WEN Holding, Inc. and Jack’s Family
Restaurants, Inc. Mr. Munk is also a member of the advisory board of SIG Combibloc Group. In his capacity with Onex Corporation, Mr. Munk has worked on numerous private equity transactions, including the acquisition and realization of JELD-WEN Holding, Inc., Jack’s Family Restaurants, Inc., RSI Home Products Inc.,
Tomkins Air Distribution, Husky Injection Molding Systems Ltd., Vencap Equities Alberta Ltd., Imperial
Parking Ltd., ProSource, Inc. and Loews Cineplex Entertainment Corp. During those acquisition processes,
Mr. Munk served on the respective boards of directors of those companies. Mr. Munk holds a Bachelor of
Arts (Honours) from Queen’s University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	91.7%	8.3%	Risk	6/6
2014	94.1%	5.9%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Cineplex Inc.				(2003 to Present)
Securities Held as at March 1, 2016
Common Shares				55,000
DSUs				76,739
Options				Nil
Meets share ownership requirement

(5)	Mr. Munk is not independent because he is a family member of the former Chairman.

Director since December 2015

Toronto, ON, Canada

Areas of Expertise

•    Talent Development and Allocation & Partnership Culture

•    Government and Regulatory Affairs & Community Relations

•    Capital Allocation & Financial Acumen

•    Risk Management

J. Robert S. Prichard (67), Independent

Mr. Prichard is Chairman of the Board of Bank of Montreal, a Canadian financial institution, a position he has held since March 2012. Since September 2010, Mr. Prichard has served as non-executive Chairman of
Torys LLP, a Canadian law firm. He also serves as Chairman of Metrolinx, the regional transportation agency and operator for the Greater Toronto and Hamilton area. Mr. Prichard was formerly President and Chief
Executive Officer of Metrolinx, President and Chief Executive Officer of Torstar Corporation, and President of
the University of Toronto. In addition to the public company boards listed below, Mr. Prichard is a trustee of
The Hospital for Sick Children. Mr. Prichard holds a master’s degree in business administration from the
University of Chicago and law degrees from the University of Toronto and Yale University. He is an Officer of
the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.
Mr. Prichard received the Fellowship Award from Canada’s Institute of Corporate Directors in 2016, one of
the country’s highest honors for directors, recognizing excellence and leadership in the boardroom.

Voting Results			Board and Committee Membership(6)	Attendance
Year	For	Withheld	Board of Directors	1/1
2015	N/A	N/A	Compensation	3/3
			Risk	1/1

			Overall Attendance	100%
Other Public Boards During Past Five Years
Bank of Montreal				(2000 to Present)
George Weston Limited				(2000 to Present)
Onex Corporation				(1994 to Present)
Securities Held as at March 1, 2016
Common Shares				20,000
DSUs				2,090
Options				Nil
Has until December 3, 2020 to meet share ownership requirement

(6)	Mr. Prichard was appointed to the Compensation Committee and Risk Committee effective February 16, 2016.

26	Barrick Gold Corporation | 2016 Circular

Director since September 2004

Silverthorne, CO, USA

Areas of Expertise

•    Capital Allocation & Financial Acumen

•    Risk Management

•    Mining Operations

•    M&A Execution

•    International Business Experience and Global Partnerships

Steven J. Shapiro (63), Independent

Mr. Shapiro is a corporate director with more than 35 years of experience in the energy and mining business.
He spent nine years in the coal and minerals business at ARCO, a producer of copper, molybdenum, uranium, and coal, with byproducts including gold and silver. Mr. Shapiro was President of ARCO Coal
Australia, overseeing four operating mines with 1,100 employees. He was also Manager of Acquisitions for the Anaconda Company (a subsidiary of ARCO at the time) and the Vice President, Finance for ARCO’s coal and minerals division. Mr. Shapiro was formerly Executive Vice President, Finance and Corporate
Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He was also formerly Senior Vice President and a director of Vastar Resources, an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	75.6%	24.4%	Audit (Chair)	6/6
2014	92.4%	7.6%	Compensation	10/10
			Overall Attendance	100%
Other Public Boards During Past Five Years
Asia Resource Minerals plc(7)				(2011 to 2014)
El Paso Corporation				(2006 to 2012)
Securities Held as at March 1, 2016
Common Shares				30,000
DSUs				56,943
Options				Nil
Meets share ownership requirement

(7)	Trading on the London Stock Exchange of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the FCA) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA. Mr. Shapiro ceased to be a director of Asia Resource Minerals plc on June 5, 2014.

Director since February 2012

Palm Beach, FL, USA

Areas of Expertise

•    M&A Execution

•    Capital Allocation & Financial Acumen

•    International Business Experience and Global Partnerships

•    Talent Development and Allocation & Partnership

Culture

•    Risk Management

•    Government and Regulatory Affairs & Community

Relations

John L. Thornton (62), Non-Independent, Executive Chairman of Barrick

Mr. Thornton was appointed Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014,
Mr. Thornton was Co-Chairman of Barrick. He is also Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the
Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Co-
Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as
President and a member of the board of The Goldman Sachs Group Inc. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), China Securities Regulatory
Commission (CSRC), The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the African
Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	87.3%	12.7%	Overall Attendance	100%
2014	92.9%	7.1%
Other Public Boards During Past Five Years
Ford Motor Company				(1996 to Present)
China Unicom (Hong Kong) Limited				(2008 to 2015)
HSBC Holdings plc				(2008 to 2013)
News Corporation				(2004 to 2012)
Securities Held as at March 1, 2016
Common Shares(8)				2,188,924
DSUs				1,128
Options				Nil
Meets share ownership requirement for Executive Chairman

(8)	Mr. Thornton owns 1,733,224 Common Shares directly and 33,220 Common Shares indirectly through a Rollover IRA. Mr. Thornton also exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 181,880 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.

Barrick Gold Corporation | 2016 Circular	27

Director since April 2014

Latrobe, PA, USA

Areas of Expertise

•    Mining Operations

•    Health, Safety &

Environmental

•    Capital Allocation &

Financial Acumen

•    Government and Regulatory Affairs & Community

Relations

•    International Business Experience and Global Partnerships

Ernie L. Thrasher (60), Independent

Mr. Thrasher is a seasoned veteran of the mining and resources industry with a career spanning five decades.
He is the founder, Chief Executive Officer, and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier and the largest exporter of U.S. origin coal to Asia, whose activities also include the financing and development of mining and related infrastructure projects in West Virginia and in the anthracite coalfield in Northeastern Pennsylvania.

Mr. Thrasher’s career in mining dates back to 1971, working for his family’s mining company for 10 years as a manual labourer, equipment operator, pit superintendent and ultimately in operations and mine planning.
From 1981 to 1991, Mr. Thrasher worked at Primary Coal, Inc., where his responsibilities included coal procurement, inland transport, and logistics. Over the next 12 years, prior to founding Xcoal, Mr. Thrasher served as President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI
International (both coal products suppliers) where, in addition to his role overseeing the commercial operations of the business, he was involved in mine planning and the development of AMCI’s mining operations in Australia and Mozambique.

Mr. Thrasher is a member of the Council on Foreign Relations (USA) and a director on the National
Committee on United States-China Relations.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	10/10
2015	76.0%	24.0%	Audit	6/6
2014	98.0%	2.0%	Compensation	10/10
			Corporate Responsibility	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2016
Common Shares				50,000
DSUs				33,702
Options				Nil
Meets share ownership requirement

28	Barrick Gold Corporation | 2016 Circular

Committees of the Board

The Board has established five standing committees, all of which have a written mandate. Consistent with the applicable standards of the Canadian Securities Administrators, the TSX Rules and the NYSE Standards, all the members of the Audit Committee, Compensation Committee, and Corporate Governance & Nominating Committee are independent directors. The Corporate Responsibility Committee and the Risk Committee are comprised of a majority of independent directors and are chaired by independent directors.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available at www.barrick.com/company/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the Corporate Governance & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular:

Committee	Members

Audit Committee	Steven Shapiro (Chair), Dambisa Moyo, Ernie Thrasher

Compensation Committee	Brett Harvey (Chair), Gustavo Cisneros, Robert Prichard, Steven Shapiro, Ernie Thrasher

Corporate Governance & Nominating Committee	Gustavo Cisneros (Chair), Brian Greenspun, Nancy Lockhart, Dambisa Moyo

Corporate Responsibility Committee	Nancy Lockhart (Chair), William Birchall, Brian Greenspun, Ernie Thrasher
Risk Committee	Michael Evans (Chair), William Birchall, Dambisa Moyo, Anthony Munk, Robert Prichard

Committee membership rotates periodically. At least once per year, the Corporate Governance & Nominating Committee reviews the composition of committees and recommends committee members and Chairs to the Board for approval.

Barrick Gold Corporation | 2016 Circular	29

AUDIT COMMITTEE

Members of the Audit Committee

Members(1)	Independent	Meetings	Attendance
Steven Shapiro (Chair)(2)	✓	6 of 6	100%
Dambisa Moyo	✓	6 of 6	100%
Ernie Thrasher	✓	6 of 6	100%
Total	100%		100%

Key Oversight Responsibilities

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; and the performance of the internal audit function and the external auditor. The full Audit Committee mandate is available at www.barrick.com/company/governance. For more information on the Audit Committee, please also refer to the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2015.

Key Activities and Accomplishments for 2015

Financial Reporting

•    Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with International Financial Reporting Standards and related management’s discussion and analysis

•    Reviewed reports from the Company’s Reserves and Resources Committee

•    Reviewed the Company’s disclosure controls and procedures

Oversight of Control Functions

•    Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•    Oversaw the Company’s risk management process and major financial risks and financial reporting procedures/processes, all as they relate to internal control over financial reporting

•    Monitored the effectiveness of the internal audit function; reviewed and approved the annual internal audit plan

Audit Planning Report and Conduct of Audit

•    Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

Administered Auditor Conflicts Policy

•    Oversaw the Policy on the Pre-Approval of Audit, Audit-Related and Non-Audit Services, which requires the pre-approval of services performed by our auditor. The Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2015 were approved by the Audit Committee pursuant to the Policy

Finance Organizational Structure	• Evaluated reports on the organizational structure of our Finance Group and overall initiatives to streamline our finance processes
Compliance and Regulatory Matters

•    Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•    Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•    Reviewed the status of significant litigation and cyber security measures

•    Reviewed the Company’s tax accounting process and global tax policies

Notes to Audit Committee Membership:

(1)	All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

(2)	The Board has determined that Mr. S.J. Shapiro is an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations, or liability on Mr. Shapiro that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board has only made this specific determination in respect of Mr. Shapiro.

30	Barrick Gold Corporation | 2016 Circular

COMPENSATION COMMITTEE

Members of the Compensation Committee

Members	Independent	Meetings	Attendance
Brett Harvey (Chair)	✓	10 of 10	100%
Gustavo Cisneros	✓	9 of 10	90%
Robert Prichard	✓	3 of 3	100%
Steven Shapiro	✓	10 of 10	100%
Ernie Thrasher	✓	10 of 10	100%
Total	100%		98%

Key Oversight Responsibilities

The Compensation Committee supports the Board in monitoring, reviewing and approving compensation policies and practices and administering share compensation plans. It designs and drives all aspects of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “Compensation Discussion & Analysis – Compensation Governance and Oversight – Role of the Compensation Committee” beginning on page 50. The full Compensation Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2015

Shareholder Engagement

•    In conjunction with the Corporate Governance & Nominating Committee, set and implemented the shareholder engagement strategy and considered implications of shareholder feedback on the executive compensation program

Approved Executive Compensation

•    Reviewed the Executive Chairman’s recommendations and recommended approval of API opportunities and payouts for the six partners, other than our President, who made up our Executive Committee in 2015, including our Senior Executive Vice President and Chief Financial Officer; Senior Executive Vice President, Strategic Matters; Executive Vice President, Business Performance; Chief Operating Officer; Executive Vice President, Talent Management; and Chief of Staff, as well as for former executive officers

•    Evaluated 2015 performance and recommended approval of PGSU awards for the Executive Committee and former executive officers

•    After considering the Corporate Governance & Nominating Committee’s performance evaluation of the Executive Chairman, completed in consultation with the Lead Director, and the Executive Chairman’s performance evaluation of the President and Former Co-President, determined and recommended to the independent directors for approval, the 2015 compensation for the Executive Chairman, President and Former Co-President

•    Evaluated 2015 performance and approved vesting and payouts of the February 2013 Performance Restricted Share Unit (PRSU) award

•    Established Barrick’s mining peer group

•    Approved the 2015 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

•    Approved severance and retirement arrangements for former executive officers

Implemented Change to Director Compensation Structure

•    Determined and recommended to the Board for approval a change to the compensation structure of Directors to allow non-executive directors the option to receive 100% of their annual retainer in cash to be used to buy shares which are to be held until retirement

Governance	• Evaluated Barrick’s executive compensation program against best practices and policies of proxy advisory firms

Barrick Gold Corporation | 2016 Circular	31

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

Members of the Corporate Governance & Nominating Committee

Members	Independent	Meetings	Attendance
Gustavo Cisneros (Chair)	✓	8 of 9	88.9%
Brian Greenspun	✓	9 of 9	100%
Nancy Lockhart	✓	9 of 9	100%
Dambisa Moyo	✓	8 of 9	88.9%
Total	100%		94.4%

Key Oversight Responsibilities

The Corporate Governance & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, and reviewing the composition of the Board and its committees. In furtherance of this role, the Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing continuing education and development for directors, reviewing Barrick’s senior leadership and Executive Chairman succession plan, and conducting an annual performance evaluation of the Executive Chairman, in consultation with the Lead Director. The full Corporate Governance & Nominating Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2015

Refined Executive Management Structure

•    Recommended to the Board the adoption of a refined executive management structure, including the elimination of the Co-President roles, and the appointment of the President, Chief Operating Officer, Chief Technical Officer, and Chief Sustainability Officer

•    Reviewed succession plan for executives and site and country management

Amended Corporate Governance Guidelines and Practices	• Recommended to the Board for approval amendments to Barrick’s Corporate Governance Guidelines, Board mandate, and committee mandates
Board Renewal

•    Together with the Lead Director, the Committee Chairman led the annual director evaluation process and reviewed the overall results

•    Oversaw the development and implementation of a new Diversity Policy and directors’ skills matrix

•    Led director recruitment activities resulting, after an extensive process, in the appointment of Mr. Prichard as a new director and two new nominees standing for election as directors at the Meeting

Governance and Compliance

•    Conducted the 2015 performance evaluation of the Executive Chairman, in consultation with the Lead Director

•    In conjunction with the Compensation Committee, set and implemented a shareholder engagement strategy and considered implications of shareholder feedback on Barrick’s governance practices and initiatives

•    Recommended to the Board the adoption of a Shareholder Engagement Policy

32	Barrick Gold Corporation | 2016 Circular

CORPORATE RESPONSIBILITY COMMITTEE

Members of the Corporate Responsibility Committee

Members	Independent	Meetings	Attendance
Nancy Lockhart (Chair)	✓	6 of 6	100%
William Birchall		6 of 6	100%
Brian Greenspun	✓	6 of 6	100%
Ernie Thrasher	✓	6 of 6	100%
Total	75%		100%

Key Oversight Responsibilities

The Corporate Responsibility Committee supports the Board in fulfilling its oversight responsibilities regarding environmental, health and safety, corporate social responsibility (including sustainable development, community relations and security matters), and human rights programs, policies, and performance. The full Corporate Responsibility Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2015

Oversight of CHESS Matters

•    Monitored the organizational structures of the community, health, environment, safety and security (CHESS) functions within the Company’s decentralized operating model

•    Evaluated regular reports on key performance indicators for our CHESS functions

•    Monitored the CHESS assurance process relating to compliance with applicable regulatory requirements

Oversight of Stakeholder and Reputational Matters

•    Evaluated regular reports on key stakeholder and reputational matters as they relate to our CHESS functions, corporate affairs, and human rights matters

•    Received detailed reports on reportable environmental and employee safety and health incidents and initiated reviews of preventative measures and emergency preparedness

Human Rights Program	• Oversaw the continued implementation of the Company’s global human rights program
Corporate Social Responsibility

•    Oversaw the continued implementation of the Company’s corporate social responsibility and community relations programs and policies

•    Reviewed license to operate matters relating to the Company’s operations in Nevada

Barrick Gold Corporation | 2016 Circular	33

RISK COMMITTEE

Members of the Risk Committee

Members	Independent	Meetings	Attendance
Michael Evans (Chair)	✓	4 of 6	67%
William Birchall		6 of 6	100%
Dambisa Moyo	✓	5 of 6	83%
Anthony Munk		6 of 6	100%
Robert Prichard	✓	1 of 1	100%
Total	60%		88%

Key Oversight Responsibilities

The Risk Committee supports the Board with the oversight of the Company’s management of enterprise risks, as well as the implementation of policies and standards for monitoring and mitigating such risks. The Risk Committee also monitors and reviews the Company’s financial structure and investment and financial risk management programs. The full Risk Committee mandate is available at www.barrick.com/company/governance.

Key Activities and Accomplishments for 2015

Enterprise Risk Management

•    Reviewed and assessed reports on the Company’s processes relating to enterprise risk management and overall strategy relating to enterprise risks, including financial, regulatory, strategic, and operational risks

•    Received reports on key risk factors, their potential impact on future production, and mitigating actions

Liquidity Management

•    Reviewed and assessed reports on our financial plan to ensure its adequacy and soundness in relation to our operational and capital plans

•    Evaluated management’s actions to improve the operations and business of the Company in an environment of lower gold prices

•    Reviewed and recommended to the Board approval of a new Dividend Reinvestment Plan

Financial Risk Management	• Provided oversight of the Company’s significant commodity and currency hedging programs

34	Barrick Gold Corporation | 2016 Circular

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. The table below summarizes the number of Board and committee meetings attended by each director from January 1, 2015 to the date of this Circular. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 21.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings					Total Board and Committee Meetings
		Audit	Compensation	Corporate Governance & Nominating	Corporate Responsibility	Risk
G. Cisneros	9/10 90%	–	9/10 90%	8/9 88.9%	–	–	26 of 29 89.7%
J.M. Evans(1)	7/10 70%	–	–	–	–	4/6 66.7%	11 of 16 68.8%
B.L. Greenspun	9/10 90%	–	–	9/9 100%	6/6 100%	–	24 of 25 96.0%
J.B. Harvey	10/10 100%	–	10/10 100%	–	–	–	18 of 18 100%
N.H.O. Lockhart	10/10 100%	–	–	9/9 100%	6/6 100%	–	25 of 25 100%
D. Moyo	10/10 100%	6/6 100%	–	8/9 88.9%	–	5/6 83.3%	29 of 31 93.5%
A. Munk	10/10 100%	–	–	–	–	6/6 100%	16 of 16 100%
R. Prichard	1/1 100%	–	3/3 100%	–	–	1/1 100%	3 of 3 100%
S.J. Shapiro	10/10 100%	6/6 100%	10/10 100%	–	–	–	24 of 24 100%
J.L. Thornton	10/10 100%	–	–	–	–	–	10 of 10 100%
E.L. Thrasher	10/10 100%	6/6 100%	10/10 100%	–	6/6 100%	–	30 of 30 100%

(1)     Mr. Evans could not attend two special meetings of the Board that were called on short notice to consider potential transactions involving the Company due to overseas travel during the meetings. In each case, he was fully briefed on such transactions prior to the meetings by the Executive Chairman and his views on those transactions were communicated to the Board. Mr. Evans was also unable to attend one other Board and two Risk Committee meetings. Mr. Evans was unable to attend the Board and one Risk Committee meeting following his appointment as Chair of the Risk Committee due to unforeseen extenuating personal circumstances in which he was with his family.

Meeting Attendance of Former Directors and Those Not Standing for Re-Election

Director	Board Meetings	Committee Meetings					Total Board and Committee Meetings
		Audit	Compensation	Corporate Governance & Nominating	Corporate Responsibility	Risk
C.W.D. Birchall(1)	10/10 100%	–	–	–	6/6 100%	6/6 100%	22 of 22 100%
N. Goodman(2)	2/4 50%	–	–	–	–	0/1 0%	2 of 5 40%
C.D. Naylor(3)	2/2 100%	2/2 100%	–	–	–	2/2 100%	6 of 6 100%

(1)	Mr. Birchall will retire from the Board at the Meeting.

(2)	Ceased to be a member of the Board on July 22, 2015.

(3)	Ceased to be a member of the Board on May 16, 2015.

Barrick Gold Corporation | 2016 Circular	35

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

Our approach to compensation for non-executive directors is intended to achieve the following goals:

•	Attract and retain highly qualified individuals with the capability to meet the responsibilities of Board members; and

•	Ensure the long-term interests of directors and shareholders are one and the same.

The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Director Compensation Structure

The Compensation Committee periodically reviews director compensation to ensure that it is reasonable in light of the time required from directors and drives emotional and financial ownership among our directors. The mining peer group for benchmarking director compensation is the same as that used for benchmarking Barrick’s executive compensation, as discussed on page 43 in “Compensation Discussion & Analysis – Compensation Benchmarking and Peer Group”.

Annual Retainer

Non-executive directors receive an annual retainer of $200,000 in four installments following the end of each quarter of service as a Board member. In February 2015, the Board of Directors approved a change to the director compensation structure to require directors to receive at least 75% of their annual director retainer in the form of Deferred Share Units (DSUs). Directors who were non-U.S. taxpayers in 2015 had an additional option to elect to receive 100% of their annual retainer in DSUs or in cash to purchase Common Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. Due to certain tax deferral considerations, the additional option is now available to all directors, including those who are U.S. taxpayers, effective January 2016. There are no additional meeting fees for our directors.

Additional Retainers for Certain Directors

Certain directors receive additional retainers that are paid quarterly in cash:

•	Lead Director: The Lead Director receives an additional $30,000 annually due to the broad responsibilities of this position.

•	Audit Committee Chair and members: The Audit Committee Chair receives an additional $25,000 annually and members of the Audit Committee receive an additional $3,000 annually due to the workload and broad responsibilities of the committee.

•	Other Committee Chairs: Other Committee Chairs receive an additional $15,000 annually due to the workload and broad responsibilities of these committees.

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors. Directors who are officers of the Company, namely Messrs. Dushnisky and Thornton, do not receive any compensation for their services as directors.

Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Common Share and is fully vested upon grant, but is not paid out until the director leaves the Board. At that time, DSUs may be redeemed for cash based on the value of the Common Shares, at any time up to the end of the calendar year in which the director leaves the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan.

36	Barrick Gold Corporation | 2016 Circular

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Common Shares and/or DSUs having a minimum value established by the Board. Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•	Executive Chairman: The Executive Chairman is required to hold at least 4x his annual pre-tax salary worth of Common Shares, RSUs and/or DSUs and has three years from the date of his appointment to fulfill the share ownership requirement.

•	Non-executive directors: Each non-executive director is required to hold at least 3x his or her annual Board retainer worth of Common Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for non-executive directors is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of our Common Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement. Share ownership requirements for Messrs. Dushnisky and Thornton are disclosed under “Compensation Discussion & Analysis – Share Ownership Requirements” on page 49.

The following table provides details of the share ownership of our directors.

Name	Date	Value of Common Shares (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs(1) (# of Common Shares and DSUs)	Value as Multiple of Retainer or Annual Salary	Share Ownership Requirement Met (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
William Birchall	December 31, 2015	$2,916,724 (395,220)	$162,139 (21,970)	$3,078,863 (417,190)	15.4x	✓
	March 1, 2016	$5,244,569 (395,220)	$291,542 (21,970)	$5,536,111 (417,190)	27.7x	✓
Gustavo Cisneros	December 31, 2015	$81,180 (11,000)	$651,684 (88,304)	$732,864 (99,304)	3.7x	✓
	March 1, 2016	$145,970 (11,000)	$1,171,794 (88,304)	$1,317,764 (99,304)	6.6x	✓
J. Michael Evans	December 31, 2015	Nil	$226,573 (30,701)	$226,573 (30,701)	1.1x	Has until July 30, 2019
	March 1, 2016	Nil	$407,402 (30,701)	$407,402 (30,701)	2.0x
Brian Greenspun	December 31, 2015	$230,145 (31,185)	$169,925 (23,025)	$400,070 (54,210)	2.0x	Has until July 30, 2019
	March 1, 2016	$413,825 (31,185)	$305,542 (23,025)	$719,367 (54,210)	3.6x	✓
J. Brett Harvey	December 31, 2015	$215,312 (29,175)	$449,804 (60,949)	$665,116 (90,124)	3.3x	✓
	March 1, 2016	$387,152 (29,175)	$808,793 (60,949)	$1,195,945 (90,124)	6.0x	✓
Nancy H.O. Lockhart	December 31, 2015	Nil	$248,721 (33,702)	$248,721 (33,702)	1.2x	Has until April 30, 2019
	March 1, 2016	Nil	$447,226 (33,702)	$447,226 (33,702)	2.2x
Dambisa Moyo	December 31, 2015	Nil	$266,189 (36,069)	$266,189 (36,069)	1.3x	Has until April 27, 2016
	March 1, 2016	Nil	$478,636 (36,069)	$478,636 (36,069)	2.4x
Anthony Munk	December 31, 2015	$405,900 (55,000)	$566,334 (76,739)	$972,234 (131,739)	4.9x	✓
	March 1, 2016	$729,850 (55,000)	$1,018,327 (76,739)	$1,748,177 (131,739)	8.7x	✓
J. Robert S. Prichard	December 31, 2015	$147,600 (20,000)	$15,424 (2,090)	$163,024 (22,090)	0.8x	Has until December 3, 2020
	March 1, 2016	$265,400 (20,000)	$27,734 (2,090)	$293,134 (22,090)	1.5x

Barrick Gold Corporation | 2016 Circular	37

Name	Date	Value of Common Shares (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs(1) (# of Common Shares and DSUs)	Value as Multiple of Retainer or Annual Salary	Share Ownership Requirement Met (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Steven J. Shapiro	December 31, 2015	$221,400 (30,000)	$420,239 (56,943)	$641,639 (86,943)	3.2x	✓
	March 1, 2016	$398,100 (30,000)	$755,634 (56,943)	$1,153,734 (86,943)	5.8x	✓
Ernie L. Thrasher	December 31, 2015	$369,000 (50,000)	$248,721 (33,702)	$617,721 (83,702)	3.1x	✓
	March 1, 2016	$663,500 (50,000)	$447,226 (33,702)	$1,110,726 (83,702)	5.6x	✓

(1)	The values of Barrick Common Shares and DSUs are based on the closing price of Barrick Common Shares on the NYSE at December 31, 2015 ($7.38) and March 1, 2016 ($13.27).

38	Barrick Gold Corporation | 2016 Circular

Director Compensation Summary

The following table provides details of the compensation for Barrick’s directors during 2015, other than Messrs. Dushnisky and Thornton, whose compensation is disclosed in “2015 Compensation of Named Executive Officers – Summary Compensation Table” on page 64.

Director Compensation Table for the Year Ended December 31, 2015(1)

Name	2015 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)
William Birchall(3)	CR; Risk	Nil	$134,615	Nil	$160,616	$295,231
Gustavo Cisneros(4)	CG&N (Chair); Compensation	$15,000	$200,000	Nil	Nil	$215,000
J. Michael Evans(5)	Risk (Chair)	$11,833	$200,000	Nil	Nil	$211,833
Ned Goodman(6)	Risk	$15,123	$100,000	Nil	Nil	$115,123
Brian Greenspun	CG&N; CR	$50,000	$150,000	Nil	Nil	$200,000
J. Brett Harvey(7)	Lead Director; Compensation (Chair)	$45,000	$200,000	Nil	Nil	$245,000
Nancy H.O. Lockhart(8)	CR (Chair); CG&N	$15,000	$200,000	Nil	Nil	$215,000
Dambisa Moyo(9)	Audit; CG&N; Risk	$53,000	$150,000	Nil	Nil	$203,000
Anthony Munk	Risk	Nil	$200,000	Nil	Nil	$200,000
C. David Naylor(10)	Audit; Risk	$26,404	$50,000	Nil	Nil	$76,404
J. Robert S. Prichard(11)	N/A	Nil	$15,761	Nil	Nil	$15,761
Steven J. Shapiro(12)	Audit (Chair); Compensation	$25,000	$200,000	Nil	Nil	$225,000
Ernie L. Thrasher(13)	Audit; CR; Compensation	$3,000	$200,000	Nil	Nil	$203,000

(1)	Compensation to non-executive directors is paid in U.S. dollars. Compensation to Mr. Birchall in his former capacity as Vice-Chairman was paid in Canadian dollars, which has been converted to U.S. dollars at the annual average exchange rate for 2015 reported by the Bank of Canada (1.2787).

(2)	Figures shown in the Fees Earned column reflect directors’ fees taken in the form of cash. Figures in the Share-Based Awards column reflect amounts taken in the form of DSUs. Messrs. Birchall, Cisneros, Evans, Goodman, Harvey, Munk, Prichard, Shapiro, Thrasher and Ms. Lockhart and Dr. Naylor elected to receive 100% of their annual board retainer in DSUs. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2015” table on page 41 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2015.

(3)	Mr. Birchall stepped down as Vice-Chairman of Barrick at the 2015 annual meeting of shareholders and became a non-executive director on April 29, 2015. He received a prorated salary of $156,400 and a parking benefit of $4,216 for his services as Vice-Chairman from January 1, 2015 to April 28, 2015, as disclosed under “All Other Compensation” in the table above. Following his transition to non-executive director on April 29, 2015, he received a prorated director’s retainer of $134,615 for the period from April 29, 2015 to December 31, 2015. Mr. Birchall will retire from the Board at the Meeting.

(4)	Mr. Cisneros received a fee of $15,000 for his role as the Chair of the Corporate Governance & Nominating Committee.

(5)	Mr. Evans received a prorated fee of $11,833 for his role as the Chair of the Risk Committee from March 18, 2015 to December 31, 2015.

(6)	Mr. Goodman retired from the Board on July 22, 2015 and resigned as Chair of the Risk Committee effective March 18, 2015. Mr. Goodman received a prorated director’s retainer of $111,957 as a member of the Board from January 1, 2015 to July 22, 2015, $100,000 of which he received in the form of DSUs reflecting fees for his services from January 1, 2015 to June 30, 2015, with the remainder paid in cash. He received a prorated fee of $3,167 for his role as the Chair of the Risk Committee from January 1, 2015 to March 18, 2015.

(7)	Mr. Harvey received a fee of $15,000 for his role as Chair of the Compensation Committee and a fee of $30,000 for his role as the Lead Director.

(8)	Ms. Lockhart received a fee of $15,000 for her role as the Chair of the Corporate Responsibility Committee.

(9)	Dr. Moyo received a fee of $3,000 for her membership on the Audit Committee.

(10)	Dr. Naylor retired from the Board on May 16, 2015. Dr. Naylor received a prorated director’s retainer of $75,275 as a member of the Board from January 1, 2015 to May 16, 2015, $50,000 of which he received in the form of DSUs reflecting fees for his services from January 1, 2015 to April 30, 2015, with the remainder paid in cash. He received a prorated fee of $1,129 for his membership on the Audit Committee from January 1, 2015 to May 16, 2015.

(11)	Mr. Prichard joined the Board on December 3, 2015 and he received a prorated director’s retainer of $15,761 as a member of the Board from December 3, 2015 to December 31, 2015.

(12)	Mr. Shapiro received a fee of $25,000 for his role as the Chair of the Audit Committee.

(13)	Mr. Thrasher received a fee of $3,000 for his membership on the Audit Committee.

Barrick Gold Corporation | 2016 Circular	39

Aggregate Option Exercises During Financial Year Ended December 31, 2015

No directors had outstanding options as at December 31, 2015.

Outstanding Share-Based Awards and Option-Based Award as at Year Ended December 31, 2015

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2015 for directors other than Messrs. Dushnisky and Thornton, whose awards are disclosed in “2015 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2015” on page 67.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
William Birchall	Nil				Nil		$162,139
Gustavo Cisneros	Nil				Nil		$651,684
J. Michael Evans	Nil				Nil		$226,573
Ned Goodman	Nil				Nil		Nil
Brian Greenspun	Nil				Nil		$169,925
J. Brett Harvey	Nil				Nil		$449,804
Nancy H.O. Lockhart	Nil				Nil		$248,721
Dambisa Moyo	Nil				Nil		$266,189
Anthony Munk	Nil				Nil		$566,334
C. David Naylor	Nil				Nil		Nil
J. Robert S. Prichard	Nil				Nil		$15,424
Steven J. Shapiro	Nil				Nil		$420,239
Ernie L. Thrasher	Nil				Nil		$248,721

(1)	Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2015” table below for information on the DSUs awarded to directors in 2015.

(2)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2015 based on the closing price of our Common Shares on the NYSE on such date ($7.38).

40	Barrick Gold Corporation | 2016 Circular

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2015

The following table provides information for each of the directors (other than Messrs. Dushnisky and Thornton, whose awards are disclosed in “2015 Compensation for Named Executive Officers – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2015” on page 68) on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2015.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)
William Birchall(3)	Nil	$135,431	Nil
Gustavo Cisneros(4)	Nil	$209,707	Nil
J. Michael Evans(5)	Nil	$201,726	Nil
Ned Goodman(6)	Nil	$101,220	Nil
Brian Greenspun(7)	Nil	$151,295	Nil
J. Brett Harvey(8)	Nil	$205,917	Nil
Nancy H.O. Lockhart(9)	Nil	$202,142	Nil
Dambisa Moyo(10)	Nil	$153,102	Nil
Anthony Munk(11)	Nil	$208,105	Nil
C. David Naylor(12)	Nil	$51,220	Nil
J. Robert S. Prichard(13)	Nil	$15,761	Nil
Steven J. Shapiro(14)	Nil	$205,362	Nil
Ernie L. Thrasher(15)	Nil	$202,142	Nil

(1)	No directors had outstanding options as at December 31, 2015.

(2)	The figures shown represent all DSUs awarded that vested in 2015. In 2015, Messrs. Birchall, Cisneros, Evans, Goodman, Harvey, Munk, Prichard, Shapiro, and Thrasher, and Ms. Lockhart and Dr. Naylor elected to receive 100% of the director retainer in DSUs, while Mr. Greenspun and Dr. Moyo elected to receive the mandated portion of the director retainer (75%) in DSUs. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2015 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of our Common Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Birchall’s share-based awards include 17,634 DSUs and 106 DSU dividend equivalents.

(4)	Mr. Cisneros’ share-based awards include 23,507 DSUs and 1,071 DSU dividend equivalents.

(5)	Mr. Evans’ share-based awards include 23,507 DSUs and 203 DSU dividend equivalents.

(6)	Mr. Goodman’s share-based awards include 9,051 DSUs and 111 DSU dividend equivalents.

(7)	Mr. Greenspun’s share-based awards include 17,630 DSUs and 152 DSU dividend equivalents.

(8)	Mr. Harvey’s share-based awards include 23,507 DSUs and 659 DSU dividend equivalents.

(9)	Ms. Lockhart’s share-based awards include 23,507 DSUs and 248 DSU dividend equivalents.

(10)	Dr. Moyo’s share-based awards include 17,630 DSUs and 349 DSU dividend equivalents.

(11)	Mr. Munk’s share-based awards include 23,507 DSUs and 896 DSU dividend equivalents.

(12)	Dr. Naylor’s share-based awards include 4,460 DSUs and 111 DSU dividend equivalents.

(13)	Mr. Prichard’s share-based awards include 2,090 DSUs.

(14)	Mr. Shapiro’s share-based awards include 23,507 DSUs and 598 DSU dividend equivalents.

(15)	Mr. Thrasher’s share-based awards include 23,507 DSUs and 248 DSU dividend equivalents.

Barrick Gold Corporation | 2016 Circular	41

Compensation Discussion & Analysis

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

2015 Named Executive Officers

The following individuals are referred to in this Compensation Discussion & Analysis as the “Named Executive Officers” (NEOs):

John L. Thornton	Executive Chairman

Kelvin P.M. Dushnisky	President

Shaun Usmar	Senior Executive Vice President and Chief Financial Officer

Kevin J. Thomson	Senior Executive Vice President, Strategic Matters

James K. Gowans	Former Co-President

Ammar Al-Joundi	Former Senior Executive Vice President and Chief Financial Officer

For the purposes of this Circular, we refer to our President; Senior Executive Vice President and Chief Financial Officer; Senior Executive Vice President, Strategic Matters; Former Co-President; and Former Senior Executive Vice President and Chief Financial Officer as Named Partners. The Executive Chairman is a NEO but not a partner.

Barrick’s New Management Structure

Our strategy is to create long-term value for our fellow owners as a more focused and efficient business, in line with the mindset and model that drove Barrick’s early success. We have undergone significant transformation over the past two years, but we have a clear vision for Barrick’s future and we are committed to working with urgency to achieve our vision.

Our transformation began in 2014, when we implemented our unique Co-President structure that allowed us to build a foundation for our partnership culture and decentralized operating model. We removed management layers and empowered our leaders on the ground to deliver greater efficiency and operational effectiveness. Given our progress in 2015, we made further refinements to complete the implementation of our decentralized operating model. We placed more responsibility and accountability with our General Managers and Country Executive Directors, and we shifted away from our Co-President structure to support this change. We also implemented changes to narrow the focus of Head Office to capital allocation (human and financial), setting and executing Company strategy and strategic priorities, and meeting our obligations as a public company.

In light of these changes, Mr. Kelvin Dushnisky, formerly Co-President, was appointed President on August 17, 2015. As President, Mr. Dushnisky has the overall responsibility for execution of Barrick’s strategic priorities. Mr. James Gowans, formerly Co-President, was appointed Senior Advisor to the Executive Chairman on August 17, 2015 to support the leadership transition until his retirement from Barrick on December 31, 2015.

Mr. Shaun Usmar was appointed Senior Executive Vice President and Chief Financial Officer immediately following Mr. Ammar Al-Joundi’s departure from Barrick on February 18, 2015. On March 16, 2016, Barrick announced that Mr. Usmar will be leaving Barrick immediately following the Meeting and intends to lead a new venture in Toronto backed by Elliott Management, focused on royalty, streaming, and other forms of investments in the mining industry. Effective on the date of Mr. Usmar’s departure, Catherine Raw, currently Executive Vice President, Business Performance, will succeed Mr. Usmar as Executive Vice President and Chief Financial Officer.

HOW DO WE DETERMINE COMPENSATION?

Compensation Principles and Philosophy

At Barrick, we focus on creating long-term value for our shareholders, and we design our compensation system to meet that objective. We do not want our leaders to be merely aligned with owners. We want them to be owners and to be personally invested in Barrick’s success. We want our leaders to continuously think and act long-term, and we are committed to ensuring we incent them to do so.

Our compensation system was designed in consultation with shareholders to drive the highest possible emotional and financial ownership among our Executive Chairman and Named Partners, now and over the long-term. Therefore, we heavily weight compensation to long-term incentives that are awarded only when our Executive Chairman and our Named Partners meet stated performance objectives. We pay for performance and provide competitive compensation in order to attract, retain, and motivate exceptional talent in a manner that considers our risk profile.

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Compensation Benchmarking and Peer Group

The Compensation Committee considers executive compensation at the companies included in our Mining Peer Group as one of several factors in determining compensation each year. Our Mining Peer Group is comprised of ten global mining companies that Barrick competes with for investors, capital, and mining properties, as well as qualified and experienced executive talent in the mining industry, selected based on the following criteria:

The Mining Peer Group is reviewed annually, and the Compensation Committee has determined that there will be no changes for 2016. When determining compensation, the Compensation Committee can also review the practices of other companies and consider other factors. Some considerations may include shareholder and governance views, the overall economic climate and business environment, reasonableness and competitiveness of compensation, retention needs, experience and potential for future advancement, and internal compensation alignment.

HOW DID WE PAY OUR EXECUTIVE CHAIRMAN AND NAMED PARTNERS?

Approach to Compensation for Our Executive Chairman for 2015

Our Executive Chairman’s compensation is comprised of a base salary, pension and other benefits which are reviewed annually by the Compensation Committee and approved by the Board of Directors on the recommendation of the Compensation Committee. Our Executive Chairman is also eligible to receive incentive compensation in the form of a cash bonus, the majority of which is expected to be used to purchase Common Shares on the open market that he intends to hold for the long term.

The amount of our Executive Chairman’s incentive award is determined by the Compensation Committee based on the evaluation of his performance by the Corporate Governance & Nominating Committee, in consultation with the Lead Director, and then recommended to the Board for approval. The evaluation process assesses our Executive Chairman’s performance relative to the key initiatives that were established and outlined in our 2015 Circular. Refer to “2015 Executive Chairman Performance Assessment” on page 59 of this Circular. Our Compensation Committee also reviews the appropriateness of our Executive Chairman’s compensation annually on a total compensation basis.

The Executive Chairman’s compensation is structured to maintain a strong focus on creating sustainable, long-term shareholder value, ensuring the interests of the Executive Chairman and shareholders are one and the same. As at the date of this Circular, our Executive Chairman owned approximately 2.2 million Common Shares, of which approximately 32% came from compensation based awards that were required to be used to purchase shares.

Following last year’s annual meeting, the Company engaged in an extensive outreach program to discuss our approach to executive compensation with our shareholders. We received detailed feedback from 20 shareholders. Among other things, we heard that shareholders want to see the Executive Chairman’s compensation tied more closely to performance. In 2016, based on feedback from our shareholders, the Compensation Committee will continue to further refine the approach to the Executive Chairman’s compensation in

Barrick Gold Corporation | 2016 Circular	43

order to put in place a formal compensation plan that, among other things: (i) ties his incentive compensation more closely to performance by setting specific yearly goals that reflect company-specific performance, and metrics by which progress against those goals will be assessed; and (ii) links his incentive compensation to Barrick’s share price performance, ensuring his compensation reflects the shareholder experience. We started the work to refine the compensation approach immediately following the 2015 annual meeting. At the conclusion of our 2016 annual meeting, we will have added four new directors, including one who joined the Compensation Committee in February 2016. We intend to take advantage of these fresh perspectives, as well as additional feedback from our shareholders in the coming months, to complete the design of a structure that meets the objectives described above. We intend to disclose this new approach to the Executive Chairman’s compensation in next year’s circular. The refined compensation approach will apply to the Executive Chairman’s compensation for 2016.

2016 Annual Initiatives for our Executive Chairman

In consultation with the Lead Director, the Executive Chairman has defined, and the Board has approved, on the recommendation of the Corporate Governance & Nominating Committee and the Compensation Committee, a series of specific and concrete initiatives for the Executive Chairman for 2016. The Executive Chairman’s performance against these initiatives will be evaluated by the Corporate Governance & Nominating Committee, in consultation with the Lead Director.

The 2016 initiatives include: (a) providing leadership and oversight for the effective functioning of the Board of Directors; (b) advancing our partnership and ownership culture through a lean, nimble, decentralized business model and driving Board oversight of talent and performance management systems, including succession planning; (c) enforcing financial rigor and prudence as evidenced by discerning portfolio management, rigorous capital allocation, and a healthier balance sheet which enable strategic alternatives for future growth; (d) leading the focus on creating value per share through driving “Best in Class” operational excellence, including the implementation of innovative technological solutions; (e) ensuring cost containment at Pascua-Lama and exploring available options; and (f) building and managing stakeholder relationships.

The Board may also request the Executive Chairman’s direct involvement in significant and consequential matters on a periodic basis throughout the year as needs arise.

Approach to Executive Compensation for our Named Partners

Our Named Partners participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Our Named Partners are also subject to minimum share ownership requirements, as significant financial and emotional ownership is a key driver of our high performance culture.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our Named Partners to ensure they remain competitive. The Board exercised its direction to freeze base salaries in 2016 for our Named Partners to align with our cost reduction commitments and in recognition of the prevailing business climate.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. Named Partners are awarded API, if earned, based on their achievement of the annual initiatives and goals included in their Annual Performance Incentive scorecards (API Scorecards). API Scorecards are developed each year in consultation with the Executive Chairman and the Lead Director. The performance of our Named Partners is holistically evaluated by the Executive Chairman, with input from the Lead Director, based on their key accomplishments against their API Scorecards. Each scorecard is assigned a rating from 0% (minimum) to 100% (maximum), which is multiplied by the API opportunity for each of our Named Partners to determine payouts. Maximum API awards of 300% of salary will only be made in cases of demonstrably superior performance across all scorecard categories.

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2016 Annual Performance Incentive Scorecards

The table below summarizes our 2016 strategic priorities of the Named Partners whose employment continues with Barrick in 2016, together with our incoming Executive Vice President and Chief Financial Officer. The strategic priorities underpin the annual initiatives and goals developed for our 2016 API Scorecards. Each year, API Scorecards are customized by role for our Executive Committee, including our President; incoming Executive Vice President and Chief Financial Officer; and Senior Executive Vice President, Strategic Matters. The 2016 priorities are weighted in each API Scorecard to reflect individual scope of accountability. Individual performance against each of our 2016 priorities will be assessed at the end of the year and disclosed for our 2016 Named Partners in our 2017 information circular.

Our Vision and Core Principles	Our 2016 Strategic Priorities	President	SEVP, Strategic Matters	Incoming EVP and CFO
Focus Focus our portfolio on gold mines that maximize our cash flow per share and growth potential	• Sell assets that do not fit our strategic focus • Invest in mines and jurisdictions that provide the best returns
Mining Excellence Unleash the full potential of our mines

•     Deliver Best-in-Class efficiency and productivity improvements to reduce cash costs and all-in sustaining costs (AISC)(1) thereby generating growth in free cash flow

•     Empower operational leaders through the decentralized model to behave as business owners

•     Minimize safety incidents and maintain strong safety and environmental culture

•     Deliver or exceed against 2016 budget

People Recruit, manage, and motivate exceptional people	• Embed and hone the decentralized operating model • Identify and develop talent at all levels • Raise the bar and address poor performance promptly and effectively
Financial Flexibility Continuously strengthen the balance sheet

•     Reduce debt by at least $2 billion

•     Maximize free cash flow by lowering costs, improving productivity, and effectively allocating capital

•     Disciplined asset sales

•     Explore joint ventures and strategic partnerships

Growth Growth through insightful exploration, robust acquisitions, and relentless innovation

•     Focus on mineral resource management, adding to and upgrading reserves and resources (organically and inorganically)

•     Advance pipeline of high-return projects consistent with our strategic growth ambitions

•     Disciplined allocation of capital – only investing in opportunities that meet or exceed our hurdle rate

•     Pursue high-return growth options

Partnership Live and breathe the values of partnership

•     Empower and incentivize leaders as owners

•     Foster values of trust, transparency, shared responsibility, and accountability

•     Emotional and financial engagement

•     Become the partner of choice with suppliers, host governments and communities, and other mining companies

(1)	AISC per ounce is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

API decisions are typically made by the Compensation Committee in February after the end of each year, once audited financial statements are approved by the Board. API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout from the value determined by the API Scorecards. The Compensation Committee also reserves the right to make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the measurement period. Any such adjustments will be fully disclosed in our proxy circular each year.

See “2015 Compensation of Named Executive Officers” on pages 57 to 76 for detailed pay and performance highlights for our Named Partners.

Barrick Gold Corporation | 2016 Circular	45

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which is designed to ensure that our Named Partners and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. Named Partners receive 100% of their LTI in the form of PGSUs, which are share-based units that convert into Common Shares following a vesting period of up to three years. PGSUs, even after they convert to Common Shares, cannot be sold until a Named Partner retires or leaves the Company. Our emphasis on long term ownership for our executives, and all of our other partners, means that our leaders invest a significant portion of their earned compensation in Common Shares which they cannot sell until they retire from Barrick. Over time, this investment in Common Shares will be a meaningful part of their wealth. The value of those shares is less than their face value because of the long-term, illiquid, nature of the investment. This discount is not reflected in the compensation tables.

Each year, PGSUs are awarded based on the Compensation Committee’s assessment of the Company’s performance against the financial and non-financial metrics included in our Long-Term Company Scorecard. These metrics were carefully selected in consultation with our shareholders to ensure they are key drivers of long-term shareholder value. The dollar value of PGSUs granted to each of our partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each partner’s LTI opportunity (capped at 300% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of our Common Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the first trading day after the Blackout Period (as defined in the PGSU Plan). The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a Named Partner receive a different payout from the value determined by the Long Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

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Illustrative Life Cycle of a PGSU Award

The following diagram illustrates the life cycle of a PGSU award, from grant to payout, following termination of employment.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard Performance	PGSUs vest, Common Shares are purchased in the market by a third-party administrator on behalf of each partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that partners are only rewarded for sustainable performance and shareholder value creation.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI opportunity, which varies by partner from three to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of our Common Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period.

PGSUs vest at the end of the third calendar year from the date of grant. The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of our Common Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third party administrative agent to purchase our Common Shares on the open market, on behalf of the partner.

Common Shares purchased (Restricted Shares) cannot be sold until the partner retires or leaves the Company (up to two years longer if the partner leaves to join, or provide services to, a defined competitor). Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a partner leaves the Company, unvested PGSUs will continue to vest per the normal schedule, which will be paid in cash when and as vested. Restrictions on Restricted Shares will lapse and cease to apply.

When a partner leaves the Company to join, or provide services to, a defined competitor, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination and 25% on each of the first and second anniversary of termination). See Schedule G for more details.

The key characteristics of the PGSU Plan are included in Schedule G to our Circular. Refer to page 57 for the results of the 2015 Long-Term Company Scorecard and below for prospective disclosure of the 2016 Long-Term Company Scorecard.

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2016 Long-Term Company Scorecard

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2016 PGSU awards. The Board’s assessment will focus on the past year’s performance as well as the trend in performance over the last three years (i.e., past year and the two preceding years). The financial and non-financial scorecard measures have been carefully considered, with extensive shareholder input, to ensure alignment with our long-term strategy.

Financial Metrics	Long Term Performance Basis	Weighting	Non-Financial Metrics	Long-Term Performance Basis	Weighting

Return on Invested Capital	10% – 15%	15%	Strategic Execution(5)	Judgment	15%

Growth in Free Cash Flow per Share(1)	Deliver positive and growing free cash flow per share	15%	Reputation and License to Operate(6)	Judgment	15%

Robust Dividend per Share(2)	25% – 35%	10%	People Development(7)	Judgment	10%

Strong Capital Structure(3)	Material improvements to balance sheet progressing towards A grade credit rating	10%

Capital Project Execution(4)	Final investment decision budget	10%

(1)	We expect our business to operate at margins that provide strong and growing free cash flow per share and will therefore evaluate achievement based on realized free cash flow per share and the growth trajectory over time. Free cash flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details on how Barrick uses the term free cash flow and a reconciliation of this measure to the most directly comparable IFRS measure.

(2)	Dividends will be based on an annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., share buybacks, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(3)	Strong capital structure will be determined based on material actions taken to improve the balance sheet and Barrick’s investment grade rating as determined by major debt rating agencies, and we will continue to hold a very high standard for our aspired capital structure.

(4)	Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board sanction (Final Investment Decision). The assessment will be performed on a project-by-project basis (weighted by size of the project) and will consider quantitative and qualitative dimensions. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, our realization of value for capital dollars spent through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost.

(5)	Successful strategy execution will be qualitatively assessed based on considerations such as ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(6)	Reputation and license to operate will be qualitatively assessed based on quantitative and qualitative measures. We will measure our performance trajectory over time for environmental (e.g., incidences) and safety (e.g., fatalities, Total Reportable Injury Frequency Rate). Qualitative measures include our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(7)	Our people development priorities are to strengthen and renew the senior leadership of the Company by attracting external talent and moving people into optimal roles; drive an equivalent level of renewal across all areas of our business through Barrick’s partnership program and selective new hiring; and build effective, industry-leading, processes for attracting, developing, evaluating, and retaining people at all levels of the Company. People development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Restricted Share Units (RSUs)

RSUs may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion and/or long-term retention needs. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant and unless otherwise determined by the Compensation Committee) and are granted on a case-by-case basis. The key characteristics of the Restricted Share Unit Plan are included in Schedule H of this Circular.

Previous Compensation Policies that Continue to Apply

We no longer grant stock options for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. We have also ceased granting of PRSUs to strengthen our commitment to long-term emotional and financial ownership, eliminating deferred cash incentives. Outstanding PRSUs vest at the end of three years from the date of grant, based on Relative Total Shareholder Return, Adjusted EBITDA, and free cash flow performance weighted at 50%, 25%, and 25%, respectively. Adjusted EBITDA and free cash flow are both adjusted for commodity prices. Adjusted EBITDA and free cash flow are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

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Certain Named Partners and officers of the Company continue to hold stock options and PRSUs based on awards made in respect of 2013 and earlier. Please refer to “Other Information – Equity Compensation Plan Information” beginning on page 77 for terms applicable to all outstanding option grants and Schedule I for terms applicable to all outstanding PRSU grants.

Other Executive Compensation Elements

Employee Share Purchase Plan (ESPP)

All head office employees, including our Named Partners, are eligible to participate in the ESPP. The ESPP enables our employees to purchase our Common Shares through payroll deduction. We pay for the account set-up and purchase fees and match 50% of the employee contributions, up to a maximum of Cdn $5,000 per year.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for the officers based outside of the United States (including Canada) and one for officers primarily based in the United States. The Executive Retirement Plans cover all officers of the Company. See page 69 for a detailed description of the Executive Retirement Plans.

Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to employees and executives. Medical and dental benefits are provided to all full-time employees. Perquisites generally include a leased vehicle or car allowance, parking benefits, financial counseling, and executive medicals. Certain individuals are eligible for additional perquisites, including Company-paid top-up life and disability insurance, as well as ground and air transport.

Share Ownership Requirements

Our partnership culture requires that our partners be owners; we expect them to have a high degree of financial and emotional ownership in the Company. We do not see it as a requirement to be imposed upon our partners. Rather, significant ownership is a core attribute of our culture and something that our partners embrace.

Reflecting this philosophy, the Compensation Committee approved enhanced share ownership requirements for our President (10x salary) and all Senior Executive Vice Presidents and Executive Vice Presidents (5x salary), effective December 31, 2014. Our share ownership requirements also extend to other Partnership Plan participants, including Senior Vice Presidents, Vice Presidents, Executive Directors, and General Managers (1.5x to 2.5x salary). All Partnership Plan participants have five years from the date of their first PGSU award to meet these new share ownership requirements. The Executive Chairman is subject to Executive Chairman share ownership requirements as he is not a partner. See page 37 for the Executive Chairman’s share ownership requirements.

Common Shares held by our Named Partners, Common Shares purchased through Barrick’s ESPP, Common Shares held in trust, unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. Stock options and outstanding PRSUs do not count towards these requirements.

Messrs. Dushnisky and Thomson do not currently satisfy their new share ownership requirements. They have five years from the date of their first PGSU award to meet these new requirements. Mr. Thornton currently satisfies his share ownership requirement.

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Share ownership has been evaluated as at year-end on December 31, 2015 and March 1, 2016 to take into consideration the long-term incentive grants that were made to our Named Partners in February 2016 for 2015 performance, as well as additional Common Shares purchased by our Named Partners throughout the year.

	2015 Requirement		Actual Share Ownership Details for NEOs(1)
Name and Principal Position	Multiple of Salary(2)	Date	Value of Common Shares (# Common Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton Executive Chairman(3)	4.0x	December 31, 2015	$13,718,859	Nil	Nil	$8,325	$13,727,184	5.5x
			(1,858,924)			(1,128)	(1,860,052)
		March 1, 2016	$29,047,021	Nil	Nil	$14,969	$29,061,990	11.6x
			(2,188,924)			(1,128)	(2,190,052)
Kelvin P.M. Dushnisky President(4)	10.0x	December 31, 2015	$426,165	$891,998	$241,252	Nil	$1,559,415	1.7x
			(57,746)	(120,867)	(32,690)		(211,303)
		March 1, 2016	$766,289	$3,237,137	$433,796	Nil	$4,437,222	5.0x
			(57,746)	(243,944)	(32,690)		(334,380)
Shaun Usmar Senior Executive Vice President and Chief Financial Officer(5)	5.0x	December 31, 2015	$129,076	Nil	$891,998	Nil	$1,021,074	1.5x
			(17,490)		(120,867)		(138,357)
		March 1, 2016	$232,092	$1,020,781	$1,603,905	Nil	$2,856,778	4.3x
			(17,490)	(76,924)	(120,867)		(215,281)
Kevin J. Thomson Senior Executive Vice President, Strategic Matters(6)	5.0x	December 31, 2015	$112,921	Nil	$891,998	Nil	$1,004,919	1.4x
			(15,301)		(120,867)		(136,168)
		March 1, 2016	$203,044	$1,020,781	$1,603,905	Nil	$2,827,730	4.2x
			(15,301)	(76,924)	(120,867)		(213,092)

(1)	The value of Common Shares, PGSUs, RSUs, and DSUs is based on the closing price of our Common Shares on the NYSE on December 31, 2015 ($7.38) and March 1, 2016 ($13.27). Messrs. Al-Joundi and Gowans are not included in the table as they departed from Barrick on February 18, 2015 and December 31, 2015, respectively.

(2)	For the purposes of determining the share ownership requirements as at December 31, 2015 and March 1, 2016, the 2015 pre-tax base salary has been used for Messrs. Thornton ($2,500,000), Dushnisky (Cdn $1,200,000), Usmar (Cdn $900,000), and Thomson (Cdn $900,000). There have been no increases to the 2015 annual base salaries. For Messrs. Dushnisky, Usmar, and Thomson, 2015 annual base salaries were converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.2787). 2016 annual base salaries were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on March 1, 2016 (1.3414).

(3)	Mr. Thornton owns 1,733,224 Common Shares directly and 33,220 Common Shares indirectly through a Rollover IRA. Mr. Thornton exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 181,880 of his Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.

(4)	Mr. Dushnisky holds 57,746 Common Shares directly, 30,746 of which were purchased in 2015. Mr. Dushnisky has until February 17, 2020 to meet his share ownership requirement.

(5)	Mr. Usmar holds 17,490 Common Shares directly. Mr. Usmar will be leaving Barrick immediately following the Meeting.

(6)	Mr. Thomson holds 15,301 Common Shares directly. Mr. Thomson has until February 16, 2021 to meet his share ownership requirement.

HOW DO WE ADDRESS GOVERNANCE AND RISK?

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and approves major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Executive Chairman, the President, and the Former Co-President based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

The Compensation Committee recommends the compensation of the Executive Chairman based on an assessment of his performance for the year by the Corporate Governance & Nominating Committee in consultation with the Lead Director. The Compensation Committee approved and/or recommended the compensation of the President, Senior Executive Vice President and Chief Financial Officer, Senior

50	Barrick Gold Corporation | 2016 Circular

Executive Vice President, Strategic Matters, and Former Co-President, and other Executive Committee members based on their assessment of Company performance, the Long-Term Company Scorecard, the API Scorecards, and any other relevant factors, with input from the Executive Chairman.

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates performance of Named Partners collectively by using the Long-Term Company Scorecard at the end of each year;

•	Evaluates the individual performance of our Executive Committee using the API Scorecards at the end of each year;

•	Approves and/or recommends to the Board annual compensation for our Executive Committee using the API Scorecards and other relevant factors at the end of each year;

•	Provides recommendations to the Board regarding compensation for the Executive Chairman and President;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For further detail about the role of the Compensation Committee and a description of its key activities and accomplishments in 2015, see the discussion under “Committees of the Board – Compensation Committee” on page 31.

Composition of the Compensation Committee

The members of the Compensation Committee are J.B. Harvey (Chairman), G.A. Cisneros, J.R.S. Prichard, S.J. Shapiro, and E.L Thrasher. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices (National Instrument 58-101).

Collectively, the Compensation Committee members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•	Mr. Harvey, the Chairman of the Compensation Committee, is currently the Chairman of CONSOL Energy Inc. and was formerly the Chief Executive Officer of CONSOL Energy Inc. As such, he draws from his management experience to provide relevant compensation and governance-related insights. As well, Mr. Harvey is the Lead Director of Barrick’s Board of Directors.

•	Mr. Shapiro was the Chairman of the Compensation Committee of El Paso Corporation. Mr. Shapiro also has extensive experience from his former executive roles at Burlington Resources Inc. and Vastar Resources Inc. As well, Mr. Shapiro is the Chairman of Barrick’s Audit Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•	Mr. Cisneros has extensive experience as the owner and Chairman of the Cisneros Group of Companies, a large privately-held conglomerate.

•	Mr. Prichard has extensive human resources and compensation experience through his prior roles as President of the University of Toronto, and President and Chief Executive Officer of both Metrolinx and Torstar Corporation. He was a Professor of labour law for many years and previously served as the compensation committee chairman of Imasco Limited. He is the current compensation committee chairman of George Weston Limited.

•	Mr. Thrasher is the founder, Chief Executive Officer, and Chief Marketing Officer of XCoal Energy & Resources, a global coal products supplier. He draws from his management experience to provide relevant compensation and governance-related insights.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

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Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. The Compensation Committee first engaged Willis Towers Watson (Towers Watson) in 2012 to provide market compensation benchmark data, peer group reviews, information on compensation and governance trends, and input on specific issues related to executive compensation programs. Towers Watson was also engaged by management to provide pension, employee communication, and market compensation data for positions outside of the Compensation Committee’s mandate. The Compensation Committee was satisfied with the safeguards that were in place to ensure the soundness and objectivity of Towers Watson’s consulting advice based on a review of their report on independence as defined in the NYSE Standards.

Following the 2015 Annual Meeting of Shareholders, the Compensation Committee ended its engagement with Towers Watson and decided to re-evaluate its use of compensation consultants going forward. In the decision making process for 2015 compensation, the Compensation Committee considered factors such as shareholder feedback and the Compensation Committee’s assessment of Barrick’s talent strategy and business needs. Towers Watson continues to provide pension and employee communications advisory services to management.

The chart below summarizes the fees paid to Towers Watson in 2014 and 2015 for services provided to the Compensation Committee and Barrick management. The Compensation Committee reviews and approves all fees and terms of consulting services provided by Towers Watson that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company to ensure that the independence of such consultants is not compromised.

Towers Watson Fees(1)	2015		2014
	$	% of Total	$	% of Total
Executive Compensation-Related Fees for services provided to Compensation Committee	$69,035	15%	$358,244	39%
All Other Fees for services provided to management(2)	$391,740	85%	$552,889	61%
Total Fees	$460,775	100%	$911,133	100%

(1)	Consulting fees paid in Canadian dollars in 2014 and 2015 were converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2014 – 1.1045, 2015 – 1.2787).

(2)	Executive compensation services provided by Towers Watson to Barrick management in 2014 and 2015 included:

-	Market compensation data for positions outside of the Compensation Committee’s mandate

-	U.S. health care employee communications

-	Valuation services for U.S. retirement/pension and medical plans

-	Strategic consulting on core health and welfare benefits, plus wellness programs and incentives

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Managing Compensation Risks

We monitor the risks associated with our executive compensation plans, programs, policies, and decisions on an ongoing basis. In 2014, the Compensation Committee was presented with the results of a comprehensive compensation risk assessment, which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

What we do:

✓	We pay for performance.	✓	We maintain a robust Clawback Policy.

✓	We ensure that the long-term interests of our Executive Chairman, Named Partners, and our shareholders are one and the same.	✓	We mitigate undue risk-taking in compensation plans.

✓	We appropriately balance short-term and long-term incentive compensation for our Named Partners.	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards.

✓	We cap incentive plan payouts by individual maximum compensation opportunities for our Named Partners.	✓	We regularly review compensation.

✓	We stress-test incentive compensation programs, awards, and payouts.	✓	We provide an annual advisory vote on executive compensation.

✓	We maintain industry-leading minimum share ownership requirements.	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices.

What we do not do:

✗	We do not guarantee incentive compensation.	✗	We do not re-price equity-based incentive compensation awards.

✗	We do not provide tax gross-ups on compensation.	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership.

Clawback Policy

In February 2014, Barrick adopted a Clawback Policy that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under that policy, we may recoup certain incentive compensation paid to our Executive Chairman, Named Partners, other Partnership Plan participants, former executive officers, and certain other officers and employees in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, Named Partners, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

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Shareholder Return Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn $100 invested in our Common Shares on the TSX at December 31, 2010 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment (1)

December 31, 2010 to December 31, 2015

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2010	2011	2012	2013	2014	2015

Barrick (TSX)	$100	$87.61	$67.52	$37.09	$25.13	$20.83

S&P/TSX Composite Index	$100	$91.29	$97.85	$110.56	$122.23	$112.06

S&P/TSX Global Gold Index	$100	$86.40	$73.71	$38.75	$36.52	$32.82

In 2015, gold prices moved below their previous five-year average. Successively lower gold prices in the three year period ended December 31, 2015 put significant downward pressure on gold equity valuations, as reflected by the declining trend in the S&P/TSX Global Gold Index and Barrick’s share price. The weaker gold price environment has intensified our focus on generating free cash flow and delivering shareholder returns throughout the commodity price cycle. The Company delivered on its 2015 priorities, which were designed to support these objectives. We streamlined the business, cut costs, strengthened the balance sheet, and focused our portfolio around our core mines in the Americas, which enabled us to report positive free cash flow after several years of cash outflows.

While total shareholder returns were disappointing in 2015, Barrick’s share price performance significantly improved in the last four months of 2015 relative to its peers, and this trend has continued into 2016. The Company is confident that ongoing progress on these priorities, in parallel with further cost reduction, will position Barrick to deliver robust returns to our shareholders.

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The following graph compares the total cumulative shareholder return for US $100 invested in our Common Shares on the NYSE at December 31, 2010 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on US $100 Investment (1)

December 31, 2010 to December 31, 2015

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2010	2011	2012	2013	2014	2015

Barrick (NYSE)	$100	$85.97	$67.81	$34.91	$21.55	$15.00

S&P 500 Index	$100	$102.11	$118.45	$156.82	$178.28	$180.75

PHLX Gold & Silver Sector Index	$100	$80.84	$75.42	$39.21	$32.43	$21.59

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Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation (1)

versus Barrick Cumulative Value (2) of Cdn $100 and US $100 Investment

December 31, 2010 to December 31, 2015

(1)	Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in role as at December 31 each year.

(2)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2010	2011	2012	2013	2014	2015

Barrick (TSX)	$100	$87.61	$67.52	$37.09	$25.13	$20.83

Barrick (NYSE)	$100	$85.97	$67.81	$34.91	$21.55	$15.00

Five-Year Change in NEO Total Compensation

	2010	2011	2012	2013	2014	2015

NEO Total Compensation (Indexed to 2010 Compensation)	100.00 (Index Year)	102.53 (+3%)	158.49 (+58%)	102.13 (+2%)	105.06 (+5%)	55.93 (-44%)

NEO Total Compensation (U.S. millions)	$28.29	$29.01	$44.84	$28.89	$29.73	$15.82

To provide a consistent basis of comparison over the five-year period, the figures for all years include the total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the circular for the relevant year. For 2015, this information is disclosed in the “Summary Compensation Table” on page 64 of the Circular.

The total reported compensation for our NEOs who were active for the full year was $15.82 million. This reflects a decrease of 47% from 2014 (compared to our year-over-year share price decline of 18% and 31% on the TSX and NYSE, respectively), 4.6% of Barrick’s adjusted net earnings of $344 million, and 0.2% of Barrick’s common shareholder equity of $7,178 million as at December 31, 2015.

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2015 Compensation of Named Executive Officers

2015 Long-Term Company Scorecard

Pay and Performance Considerations for 2015 PGSU Awards

PGSU awards granted in February 2016 in respect of 2015 were assessed against the 2015 Long-Term Company Scorecard (shown below) that was published in the 2015 Circular. The Compensation Committee determined the 2015 PGSU awards based on the following performance considerations:

Long-Term Performance Measure	Long-Term Performance Basis	Weighting	2015 Performance	Assessment	Outcome

Return on Invested Capital	10% - 15%	20%	ROIC of 6%	0%	No Award

Dividends to Shareholders(1)	25% - 35%	10%	47% of Net Income	0%	No Award

Free Cash Flow(2)	Positive free cash flow	10%	Positive $471 million	80%	8%

Strong Capital Structure(3)	Material improvements to balance sheet progressing towards A grade rating	10%	Baa3/BBB-	0%	No Award

Capital Project Performance(4)	Final Investment Decision Budget	10%	See Below	0%	No Award

Strategic Execution(5)	Judgment	15%	See Below	87%	13%

Reputation and License to Operate(6)	Judgment	15%	See Below	20%	3%

People Development(7)	Judgment	10%	See Below	60%	6%

2015 Long-Term Performance Outcome		100%			30%

(1)	Dividends to Shareholders based on annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g. acquisitions, share buybacks, etc.) to ensure that there is a focus on delivering excess returns. Dividend cannot be reduced from previous year, or else no award for this metric.

(2)	Free cash flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details on how Barrick uses free cash flow and a reconciliation of this measure to the most directly comparable IFRS measure. For the purposes of this scorecard, free cash flow will be adjusted for commodity prices.

(3)	Strong Capital Structure will be determined based on Barrick’s investment grade rating as determined by major debt rating agencies.

(4)	Capital Projects Performance will be determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative, because projects often span several years and it is important to evaluate schedule, plus quality, in addition to cost. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spend through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost. All projects must meet a minimum ROIC of 15%.

(5)	Successful strategy execution will be qualitatively assessed based on considerations such as ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(6)	Reputation and License to Operate will be qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(7)	Quality of People Development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, and internal promotion rate to top roles.

Financial Performance Measures (60% weighting)

Return on Invested Capital (20% weighting, assessment: 0%): Barrick has made substantial progress in upgrading our portfolio of mines, driving improvements to operational profitability, and reallocating capital to only those projects that meet target returns. These actions will produce higher Return on Invested Capital (ROIC) over time, but we have not yet achieved target levels. For 2015, ROIC was 6% (compared to 8% in 2014) and as a result there is no award on this metric.

Dividends to Shareholders (10% weighting, assessment: 0%): Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. Additionally, we aim to increase dividends over time across a wide range of gold prices. For 2015, our dividend was 47% of net income. While this exceeds our target percentage of net income, our absolute dividend payments decreased to $0.02/share in 2015 from $0.05/share in 2014. Because our dividend was substantially lower than the previous year, there is no award for this metric.

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Free Cash Flow (10% weighting, assessment: 80%): We believe that a healthy, high performing mining business must deliver positive free cash flow across the gold price cycle and be self-funding for growth. In 2015, we returned to positive free cash flow of $471 million (which excludes $610 million of free cash flow associated with our streaming transaction with Royal Gold, Inc.), representing an improvement of more than $600 million from 2014. We are pleased with this progress; however, 2015 free cash flow per share1 of $0.40 remains below expectations, and we believe there continues to be significant opportunity to improve free cash flow per share through operational productivity gains. The assessment for this metric is therefore 80%.

Strong Capital Structure (10% weighting, assessment: 0%): Barrick is working towards material improvements to our balance sheet as measured by improving financial flexibility and credit rating. While we took significant steps to improve liquidity, including retiring over $3 billion of debt and renegotiating the terms of our revolving credit facility, our credit rating was reduced to Baa3/BBB-. Recognizing that our financial flexibility is considerably improved, but that it has not yet been reflected in credit rating, and the strength of our capital structure remains well below our high aspiration, there is no award for this metric.

Capital Project Performance (10% weighting, assessment: 0%): Executing major capital projects well is critical to Barrick’s performance over the long-term, especially in achieving capital return targets. We therefore set a very high, and absolute, performance standard requiring that all our major projects achieve the cost and schedule promise made at the time of Board sanction (Final Investment Decision). Given the overall performance of our industry, this approach may appear unforgiving. While we are satisfied with the initial performance of the Total Carbonaceous Matter (TCM) project, the timing and cost of the full ramp-up has lagged expectations. At Pascua-Lama, the suspension plan has been well advanced, and we are pleased with the progress, but cost reductions have not yet met our expectations. Since forming the joint venture with Ma’aden in 2014, the focus for Jabal Sayid has been operational ramp-up of the mine and commissioning of the plant, and we are well on track, having shipped first concentrate in the fourth quarter of 2015 and advancing to commercial production for the end of the second quarter in 2016. Given the challenges with TCM and Pascua-Lama, there is no award for this metric.

Non-Financial Performance Measures (40% weighting)

Strategic Execution (15% weighting, assessment: 87%): Our strategic initiatives for 2015 were to upgrade and refocus our portfolio of mines through asset sales and partnerships; to strengthen the balance sheet through $3 billion debt retirement and liquidity measures; to increase organizational effectiveness through implementing a decentralized operating model and upgrading talent; and to resolve the unacceptable situation at the Pascua-Lama project into a sustainable position. Barrick’s strategic execution has been rigorous and fast, and, as a result, we have made substantial progress on all these dimensions. Our transformation plan still is not complete and the assessment for this metric is therefore 87%.

Reputation and License to Operate (15% weighting, assessment: 20%): We recognize that our License to Operate depends on the combined strength of our safety performance, compliance record (environmental, human rights, anti-corruption, etc.), and relationship building to strengthen our reputation. Shortcomings, even due to a very few events, can have a significant effect on our stakeholders and business. We therefore set a high absolute standard, plus evaluate consistency and improvement over time. While Barrick’s safety performance continues to improve in several respects, there were three fatalities at our operations in 2015. Any fatality is unacceptable and a strong reminder that safety is everyone’s first priority. We also had a significant environmental incident at Veladero with an uncontrolled discharge of processing solution containing cyanide, and we continue to experience challenges with water management at our Pascua-Lama project. In most jurisdictions, strong government and community relations translated into a reliable operating environment for the Company. For the eighth year in a row, Barrick was listed on the Dow Jones Sustainability Index, and we maintained alignment with ICMM and level A for the G3 Global Reporting Initiative. Recognizing that we still have work to do to improve our reputation and permitting position in Chile and Zambia, and because fatalities in 2015 negate any reward for safety performance, the assessment for this metric is 20%.

People Development (10% weighting, assessment: 60%): Our people development priorities are to strengthen and renew the senior leadership of the Company by attracting external talent and moving people into optimal roles; drive an equivalent level of renewal across all areas of our business through Barrick’s Partnership Plan and selective new hiring; and build effective, industry-leading processes for attracting, developing, evaluating, and retaining people at all levels of the Company. There were significant changes to the management structure of the Company in 2015, and we have strengthened the talent review system. Barrick’s Partnership Plan entered its second year, and we added 29 new participants to the Partnership Plan. Retention of key talent remains high at 95% of identified positions, and robust succession planning enabled us to cover over 75% of critical role openings in 2015 with internal leaders. Recognizing both strong progress and the need to do more to upgrade talent, the assessment for this metric is 60%.

[1]	Free cash flow per share is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details regarding free cash flow. Free cash flow per share represents free cash flow divided by the average number of Common Shares outstanding over the period and was calculated for 2015 using 1,164,719,480 outstanding Common Shares.

58	Barrick Gold Corporation | 2016 Circular

2015 Annual Performance Incentive Awards

2015 Executive Chairman Performance Assessment

Mr. John L. Thornton was appointed Executive Chairman on April 30, 2014. At the time of his appointment, Mr. Thornton established an ambitious “Back to the Future” strategy to restore the culture and the operating model that underpinned Barrick’s early success, characterized by a partnership culture and a lean, decentralized operating model that maximizes free cash flow per share. Consistent with this objective, a series of initiatives were established and outlined in our 2015 circular, to serve as the basis for assessing the Executive Chairman’s performance for the 2015 fiscal year. During the year, Barrick restored and reinvigorated the Company’s original partnership culture, reduced total debt by more than 24 percent, established clear investment criteria and streamlined and refocused its portfolio around the Company’s best assets and regions. These
Company-wide initiatives that were implemented as a result of our Executive Chairman’s strategic leadership have been externally recognized throughout 2015, and this momentum continued into 2016.

The Executive Chairman’s performance for 2015 was evaluated by the Corporate Governance & Nominating Committee, in consultation with the Lead Director. As described in more detail below under 2015 Performance Highlights, the Corporate Governance & Nominating Committee together with the Lead Director determined that Mr. Thornton delivered strong performance relative to all of the initiatives that were set out for him in our 2015 circular.

2015 Initiatives (Disclosed in 2015 Circular)	2015 Performance Highlights
(a) Provide leadership and oversight for the effective functioning of the Board of Directors	✓ Working with the Corporate Governance & Nominating Committee, recruited three new directors to the Board, including one of the world’s pre-eminent geological and mining engineers

(b)    Refine and execute our transformational strategy, drive partnership culture and ownership model, provide strategic leadership for driving operational excellence, restore the balance sheet to a position of strength, advance alternatives for future growth

✓      Working with the Executive Committee:

✓       Drove return to a lean, decentralized operating model by eliminating all management layers between the head office and mines, and by driving greater responsibility down to the level of Mine Managers and Executive Directors

✓      Exceeded debt-reduction target of $3 billion by selling non-core assets, creating joint ventures and partnerships, and generating free cash flow

✓      Achieved a 24 percent reduction in Barrick’s total debt while improving the Company’s liquidity position

✓      Refocused portfolio on Company’s most profitable productions

✓       Generated free cash flow of $471 million after four years of negative free cash flow

✓       Implemented new capital allocation framework, including strategic priorities and a 15 percent hurdle rate for all potential investments in new or existing projects

✓       Cut capital spending by 20 percent

✓      Reduced All-In Sustaining Costs from $864 per ounce in 2014 to $831 per ounce in 2015

(c) De-risk Pascua-Lama and establish project execution options

✓      In consultation with the Board, approved temporary suspension plan for Pascua-Lama

✓       Worked with the Executive Committee to implement plans that maintain Barrick’s license to operate, reduce operating budgets, and preserve future optionality

(d) Drive board oversight of talent management systems, including succession planning

✓      Streamlined and simplified management structure of the Executive Committee

✓       Drove the return to a partnership culture, including an insistence on the values of trust, transparency, and emotional and financial ownership

✓       Continued to drive an obsessive focus on talent, which led to two new senior hires (five of the eight most senior executives were hired in the past 15 months) and internal promotion of 17 new participants to Barrick’s Partnership Plan

(e) Build and manage stakeholder relationships

✓      Worked with Executive Committee to drive shareholder and analyst recognition of the quality and value of Barrick’s portfolio

✓      Led the establishment of two new partnerships with leading companies – Zijin and Antofagasta – which will offer a number of strategic advantages, now and over the long-term. Zijin is China’s largest gold producer and a significant new player in the global gold mining industry. Antofagasta is one of the world’s leading copper miners and an experienced operator in Chile, where Barrick has several large projects

Barrick Gold Corporation | 2016 Circular	59

The Compensation Committee is satisfied with the evaluation of Mr. Thornton by the Corporate Governance & Nominating Committee and the Lead Director. However, despite the Company’s strong operating performance under the Executive Chairman’s leadership, the Compensation Committee recognized that 2015 was a challenging year for our shareholders. To determine the Executive Chairman’s compensation for 2015, the Compensation Committee sought to balance Mr. Thornton’s achievements against the experience of the Company’s shareholders, with reference to the compensation levels being paid to other top global executive talent. On this basis, the Compensation Committee recommended to the Board for approval total compensation of $6.5 million, which is comprised of base salary, pension, benefits, and incentive compensation of $3.4 million. Compared with 2014, this represents a 64 percent reduction in his incentive compensation and a 50 percent reduction from the Executive Chairman’s total compensation. The Compensation Committee believes that this level of total compensation appropriately recognizes our Executive Chairman’s strong leadership and performance while still reflecting the decline in Barrick’s share price during 2015.

Notwithstanding his accomplishments in 2015, the Executive Chairman has elected to forfeit all of the incentive compensation earned for 2015 in order to better reflect the experience of our shareholders last year, and to ensure that the compensation of Named Partners could reflect their significant achievements in 2015 while at the same time maintaining total compensation for our Named Partners at a level reflective of the shareholder experience. He will therefore receive $3.1 million in total compensation, comprised of his base salary plus pension and other benefits. This represents a 76 percent decrease in his total compensation compared to 2014.

In 2016, after taking into account feedback from our shareholders, the Compensation Committee will continue to refine our approach to the Executive Chairman’s compensation in order to put in place a formal compensation plan that, among other things: (i) ties his incentive compensation more closely to performance by setting specific yearly goals that reflect company-specific performance, and metrics by which progress against those goals will be assessed; and (ii) links his incentive compensation to Barrick’s share price performance, ensuring his compensation reflects the shareholder experience. We started the work to refine the compensation approach immediately following the 2015 annual meeting. At the conclusion of our 2016 annual meeting, we will have added four new directors, including one who joined the Compensation Committee in February 2016. We intend to take advantage of these fresh perspectives, as well as additional feedback from shareholders in the coming months, to complete the design of a structure that meets the objectives described above.

Performance Considerations for our Named Partners

2015 API awards for our Named Partners were determined based on the Compensation Committee’s review of their performance against the short-term priorities and initiatives that were published in the 2015 Circular.

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President

2015 API Award and Performance Highlights

API Award Considerations
Mr. Kelvin Dushnisky, formerly Co-President, was appointed President of Barrick on August 17, 2015 as part of Barrick’s new management structure. On the Compensation Committee’s advice, and in consideration of Barrick’s strong financial performance and his contributions as Co-President and President during 2015 to advance our 2015 priorities, the Board determined that an API Scorecard result of 50% was appropriate and awarded Mr. Dushnisky an API of $1,407,600.

Our Vision and 2015 Priorities (Disclosed in 2015 Circular)	2015 Initiatives	2015 Accomplishments
Focus Optimize capital allocation to achieve return expectations 10–15% Return on Invested Capital

1.      Set clear plan for which mines will receive growth funding and which will be in harvest model until divested

2.      For 2015 (and subsequent years) plan to ensure all capital investments meet 10-15% return threshold

✓      Co-led Business Plan Review process, which streamlined Barrick’s business planning process, enhanced organizational transparency, and strengthened risk management. Participated in the redesign of the Business Plan Review process and optimized its cadence

Mining Excellence Fully implement decentralized operating structure Deliver All-In Sustaining Costs (AISC) of less than US $900/oz

1.      Ensure accountabilities and responsibilities under decentralized operating model are tightly defined and the new model is fully implemented

2.      Significantly reduce number of procedures, guidelines, policies, and standards

3.      Realize 2015 target for AISC(1) of less than US$900/oz

✓      Drove the implementation of a decentralized operating structure that empowers Country Executive Directors and Mine General Managers to function as business owners, making critical decisions on the ground in real time

✓      Met production and cost guidance for gold and copper portfolios

People Cultural shift “Back to the Future” Recruit, manage, and motivate exceptional people

1.      Evaluate all General Managers and Executive Directors and close talent gaps, where identified, to enable successful implementation of Barrick’s new decentralized model

2.      Drive a talent refresh through leadership assessments, employee development, succession planning, and hiring while applying with rigor the talent review system

✓ Led talent refresh and development for Barrick’s country leadership teams in partnership with Executive Vice President, Talent Management
Financial Flexibility Reduce debt by at least US $3 billion

1.      Work with Executive Committee to meet or exceed $3 billion debt reduction

2.      Support asset sales processes and Joint Ventures

3.      Protect tax and regulatory position in Nevada

4.      Achieve value-preserving tax and royalty outcome for Lumwana

✓      In collaboration with the Executive Chairman and the Senior Executive Vice President, Strategic Matters, participated in the creation of key asset partnerships that contributed towards Barrick’s $3 billion debt reduction target and strengthened the balance sheet

✓       Led efforts to reduce royalties from 20% to 9% in Zambia through proactive and continued engagement with host authorities and investments in host jurisdictions

Growth Achieve recognizable progress on Pascua-Lama Insightful exploration, robust acquisitions, and relentless innovation	1. Have a clear plan for major growth projects 2. Materially advance strategic review of Pascua-Lama and go-forward cost assessment to inform overall direction and choices

✓      Advanced organic growth opportunities within the Americas; on-time delivery of three pre-feasibility studies and one feasibility study

✓      Successfully placed Pascua-Lama project into “Temporary Suspension” while maintaining Barrick’s License to Operate, reducing operating budgets, and preserving future optionality

Partnership Be the partner of choice for stakeholders

1.      Strengthen government relations and license to operate in core regions

2.      Strengthen quality of Investor Relations engagements, including quarterly earnings calls, Annual General Meeting, etc.

3.      Drive continued improvement of Barrick communications with media and other stakeholders

4.      Represent Barrick on key associations, such as the World Gold Council, the International Council on Mining and Metals and the Business Council of Canada

✓      Strengthened relationships with host governments in core asset regions through proactive engagement, continued commitment to sustainability, and representation with key industry associations and drove strategic investments to bolster Barrick’s corporate reputation

✓       As President, assumed responsibility for managing external stakeholders, including at the Annual General Meeting, leading quarterly earnings calls, presenting at various investor conferences and meetings, and improving transparency with investors

(1)	AISC per ounce is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

Barrick Gold Corporation | 2016 Circular	61

Senior Executive Vice President and Chief Financial Officer

2015 API Award and Performance Highlights

API Award Considerations
Mr. Shaun Usmar, formerly Senior Executive Vice President and Chief Financial Officer designate, was appointed Senior Executive Vice President and Chief Financial Officer on February 18, 2015. In determining Mr. Usmar’s API award, the Compensation Committee considered the Executive Chairman’s recommendations, Barrick’s strong financial performance in 2015, and Mr. Usmar’s contributions to advance our 2015 priorities. The Compensation Committee determined that an API Scorecard result of 65% was appropriate and awarded Mr. Usmar an API of $1,372,410.

Our Vision and 2015 Priorities (Disclosed in 2015 Circular)	2015 Initiatives	2015 Accomplishments
Focus Optimize capital allocation to achieve return expectations 10–15% Return on Invested Capital	1. Assess ROIC for all assets and identify portfolio implications 2. Improve 2015 plan to ensure all capital investments either meet 10-15% ROIC threshold or are absolutely mandatory	✓ Created an Investment Committee to review all capital spending, ensuring investments meet the minimum required 15% ROIC threshold and enhancing our approach to portfolio risk management
Mining Excellence Fully implement decentralized operating structure Deliver All-In Sustaining Costs (AISC) of less than US $900/oz

1.      Design and implement new cost allocation system and cost productivity assessment metrics

2.      Integrate new mine planning processes with a streamlined Financial Planning & Analysis forecasting process

3.      Streamline internal controls for Sarbanes-Oxley

4.      Overhaul and upgrade risk management and audit functions, including structure, processes, people, and effectiveness

5.      Stress test portfolio at range of gold prices, and identify required actions

✓      Improved financial planning and analysis and forecasting processes to ensure Barrick’s business and mine planning approach focuses on generating a positive cash margin at every operation, enabling the Company to be robust at lower prices and generate free cash flow

✓       Led the streamlining and integration of Barrick’s financial reporting, maintenance planning, and supply chain management systems to facilitate improved decision-making and reduce operating costs

✓      Initiated and led gold pricing scenario analysis to stress test balance sheet and developed multiple cash flow and cost reduction initiatives that have enabled Barrick to meet cash flow targets and surpass our initial AISC(1) guidance and generate positive free cash flow(1) for the first time in four years

People Cultural shift “Back to the Future” Recruit, manage, and motivate exceptional people

1.      Evaluate all direct reports and close talent gaps, where identified, to enable successful implementation of Barrick’s new, decentralized model

2.      Drive a talent refresh through leadership assessments, employee development, succession planning, and hiring while applying with rigor the talent review system

3.      Improve Barrick’s Investor Relations capability and effectiveness

✓      Led the transformation of the finance function in support of Barrick’s decentralized operating model and enabled talent review to allow for deep talent management and development

✓      Introduced Chief Financial Officers at Pueblo Viejo and Peru mine sites to strengthen local financial capabilities, enable better insight and decision-making, and allow commercial oversight over projects, signing of major contracts, and any processing agreements

Financial Flexibility Reduce debt by at least US $3 billion

1.      Coordinate and drive balance sheet improvements through optimizing available levers, such as streaming, asset sales, capital reductions, equity, operating cash flow, and working capital

2.      Implement new cost allocation approach and deliver targeted G&A savings of $30 million in 2015

3.      Ensure ability to draw on credit facilities; identify debt and financing alternatives consistent with Barrick’s long-term strategy

✓      Strengthened balance sheet by developing and implementing a liability management plan, involving robust analysis of Barrick’s capital structure and financial options to reduce debt by $3.1 billion and improve our liquidity position by extending the average maturity on our outstanding public notes to 15.5 years

✓       Extended the termination date on the majority of our fully undrawn $4 billion credit facility from January 2020 to January 2021, and replaced its key financial covenant with a net debt to total capitalization ratio that better reflects our deleveraging efforts

Growth Growth through insightful exploration, robust acquisitions, and relentless innovation	1. Implement new capital management process (establish effective Investment Committee, ensuring all growth projects are rigorously assessed to reset Delegation of Authority)	✓ Overhauled investment review process and capital approval process to allow for project sequencing and enhance real-time understanding of optionality for all of our current and major growth projects
Partnership Be the partner of choice for stakeholders	1. Strengthen quality of Investor Relations engagements with investors	✓ Led renewed engagement with our owners and strengthened the investor relations team with key hires

(1)	AISC per ounce and free cash flow are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

62	Barrick Gold Corporation | 2016 Circular

Senior Executive Vice President, Strategic Matters

2015 API Award and Performance Highlights

API Award Considerations

Mr. Kevin Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the Executive Chairman’s recommendations, Barrick’s strong financial performance, and Mr. Thomson’s contributions to advance our 2015 priorities. The Compensation Committee determined that an API Scorecard result of 82% was appropriate and awarded Mr. Thomson an API of $1,731,348.

Our Vision and 2015 Priorities (Disclosed in 2015 Circular)	2015 Initiatives	2015 Accomplishments
Focus Optimize capital allocation to achieve return expectations 10–15% Return on Invested Capital

1.      Identify and support additional divestiture opportunities

2.      Translate optimization work into appropriate regulatory filings and disclosure for shareholders, to drive shareholder and analyst recognition

3.      Articulate Barrick’s strategy and value proposition for shareholders

✓      Expanded Barrick’s pipeline of potential partnership and acquisition opportunities

✓       Successfully translated portfolio optimization work into regulatory and disclosure filings to strengthen external recognition of the quality and value of Barrick’s portfolio, particularly among the investment community

People Recruit, manage, and motivate exceptional people	1. Build the strategic matters team and business development competencies	✓ Hired key talent and strengthened the internal capabilities working in alignment across functions
Financial Flexibility Reduce debt by at least US $3 billion

2.      Identify and advance full set of actions required to achieve $3 billion debt reduction by end of 2015 through divestitures, streaming transactions, cash inflows, etc.

3.      Sell Cowal and a material interest in Porgera

✓      Designed and led the successful execution of seven key asset sales, joint ventures, and partnerships ahead of schedule. These transactions generated $3.2 billion in proceeds that will strengthen the balance sheet and further focused our portfolio on core mines with greatest potential for free cash flow

✓       Achieved transaction proceeds significantly in excess of analyst expectations through expert deal execution and effective cross-functional collaboration, drawing on Barrick’s innovative Value Realization System to highlight full value of assets to potential bidders

Growth Achieve recognizable progress on Pascua-Lama Insightful exploration, robust acquisitions, and relentless innovation

1.      Coordinate with technical team to drive the completion of optimization work at each mine site

2.      Work with exploration team to establish partnership arrangements that will foster exploration activities associated with resource and reserve additions

3.      Work with exploration team, Co-Presidents and others to identify value enhancing acquisition opportunities and progress those opportunities, including through one or more completed transactions, advancing planning, analysis and diligence, identifying potential partnerships, and advancing relationships

✓      Expanded Barrick’s pipeline of potential brownfield and greenfield exploration opportunities and provided strategic guidance and rigorous assessments, in collaboration with the Global Exploration team

✓      Successfully developed new strategic partnerships to enhance the overall value of Barrick’s asset portfolio, including partnerships with Antofagasta, one of Chile’s leading copper producers, and Zijin, China’s leading gold producer

Partnership Be the partner of choice for stakeholders

1.      Work with the Corporate Governance & Nominating Committee to advance various Barrick governance initiatives, as requested by the Executive Chairman or members of that Committee

2.      Assist the Executive Chairman and others in dealing with institutional shareholders, Annual General Meeting issues, and communications to shareholders and analysts

✓      Made significant progress to advance various Barrick corporate governance initiatives, including the review of Barrick’s Board Assessment Process, in partnership with the Executive Chairman; Corporate Governance & Nominating Committee; Vice-President and Corporate Secretary; and Harvard Law School and Harvard Business School Professors

✓      Provided strategic guidance on governance, and regulatory matters

(1)	Free cash flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015 Financial Report for details.

Barrick Gold Corporation | 2016 Circular	63

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2015.(1) Our NEOs are our Executive Chairman; President; Senior Executive Vice President and Chief Financial Officer; Senior Executive Vice President, Strategic Matters; Former Co-President; and former Senior Executive Vice President and Chief Financial Officer. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans(4)	Long-Term Incentive Plans(5)	Pension Value(6)	All Other Compen- sation(7)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
John L. Thornton	2015	2,500,000	Nil	Nil	Nil	Nil	375,000	204,090	3,079,090
Executive Chairman(8)	2014	2,500,000	Nil	Nil	2,500,000	7,000,000	750,000	163,547	12,913,547
	2013	2,500,000	Nil	Nil	1,250,000	5,000,000	562,500	145,995	9,458,495
Kelvin P.M. Dushnisky	2015	938,400	1,575,288	Nil	1,407,600	Nil	351,900	72,707	4,345,895
President(9)	2014	1,026,271	1,444,500	Nil	696,253	696,253	362,816	256,937	4,483,030
	2013	1,054,397	2,455,989	Nil	527,199	Nil	237,239	99,925	4,374,749
Shaun Usmar	2015	703,800	984,555	Nil	1,372,410	Nil	311,432	42,738	3,414,935
Senior Executive Vice	2014	83,575	1,444,500	Nil	Nil	Nil	12,536	409,338	1,949,949
President and Chief	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Financial Officer(10)
Kevin J. Thomson	2015	703,800	984,555	Nil	1,731,348	Nil	365,272	34,388	3,819,363
Senior Executive Vice	2014	169,763	1,444,500	Nil	Nil	Nil	25,464	819,524	2,459,251
President, Strategic	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matters(11)
James K. Gowans	2015	938,400	Nil	Nil	Nil	Nil	140,760	84,140	1,163,300
Former Co-President(12)	2014	940,223	4,158,300	Nil	661,847	661,847	339,588	554,931	7,316,736
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ammar Al-Joundi	2015	117,300	123,069	Nil	55,688	Nil	22,429	2,618,644	2,937,130
Former Senior Executive	2014	788,453	812,531	Nil	334,998	334,998	218,767	63,052	2,552,799
Vice President and	2013	825,265	1,922,275	Nil	412,633	Nil	185,685	66,765	3,412,623
Chief Financial Officer(13)

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation paid to Mr. Thornton which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average exchange rates reported by the Bank of Canada are: 2015 – 1.2787; 2014 – 1.1045; and 2013 – 1.0299.

(2)	The figures shown reflect the grant date fair value of PGSUs, RSUs, and PRSUs approved by the Compensation Committee for the specified fiscal years. PGSUs, RSUs, and PRSUs are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the date preceding the date of grant: i.e., February 13, 2015: 1.2461, and February 10, 2014: 1.1055. PGSUs granted on February 16, 2016 were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 22, 2016: 1.3712. For the February 17, 2015 PGSU grant, the exchange rate used was the Bank of Canada closing rate of exchange as at February 13, 2015, the last trading date preceding the date of grant. Grant date fair value is determined by multiplying the number of PGSUs, RSUs, or target number of PRSUs by the closing share price of our Common Shares on the TSX on the day preceding the grant date, or for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs by the closing share price of our Common Shares on the TSX on the first trading day following the expiration of the Blackout Period. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs, RSUs, and PRSUs granted to the NEOs for the last three fiscal years.

64	Barrick Gold Corporation | 2016 Circular

Grants of Share-Based Awards (2013 – 2015)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards	Number of Target PRSU Awards
John L. Thornton	February 16, 2016	Nil	Nil	Nil
	February 17, 2015	Nil	Nil	Nil
	February 11, 2014	Nil	Nil	Nil
Kelvin P.M. Dushnisky	February 16, 2016	123,077	Nil	Nil
	February 17, 2015	119,048	Nil	Nil
	February 11, 2014	Nil	31,792	95,375
Shaun Usmar	February 16, 2016	76,924	Nil	Nil
	February 17, 2015*	Nil	119,048	Nil
Kevin J. Thomson	February 16, 2016	76,924	Nil	Nil
	February 17, 2015*	Nil	119,048	Nil
James K. Gowans	February 16, 2016	Nil	Nil	Nil
	February 17, 2015	119,048	Nil	Nil
	February 11, 2014*	Nil	35,129	105,387
Ammar Al-Joundi	February 16, 2016	9,616	Nil	Nil
	February 17, 2015	66,965	Nil	Nil
	February 11, 2014	Nil	24,883	74,649
*	Special sign-on grant

PGSUs vest at the end of the third calendar year from the date of grant and the after-tax value of PGSUs is used to purchase Common Shares in the market, which Common Shares are subject to restrictions on sale. PGSUs are further described in “Compensation Discussion & Analysis – Approach to Executive Compensation for our Named Partners – Performance Granted Share Units (PGSUs)” on page 46. The 2015 RSUs (granted to Messrs. Usmar and Thomson as part of their hiring packages) vest and become payable 33 months from the date of grant. Upon vesting the post-tax value will be used to purchase Common Shares that are required to be held until separation of employment with Barrick. The 2013 PRSUs vest, if earned, upon achievement of total shareholder return from January 1, 2014 to December 31, 2016, respectively, versus the total shareholder return for the gold mining peers, as well as free cash flow and Adjusted EBITDA performance. Additional RSUs and PRSUs are credited to reflect dividends paid on our Common Shares. The RSUs and PRSUs are further described in Schedule H: Key Characteristics of the Restricted Share Unit (RSU) Plan and Schedule I: Key Characteristics of the Performance Restricted Share Unit (PRSU) Program, respectively.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)	For Messrs. Dushnisky, Gowans, and Al-Joundi, the 2014 amounts shown reflect 50% of the API awards that was awarded in cash. On February 17, 2015, the Compensation Committee exercised discretion to award the remaining 50% of the API awards to Messrs. Dushnisky, Gowans, and Al-Joundi, on condition that they use the award to purchase Common Shares. For Mr. Dushnisky, these Common Shares cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase, and (b) the date the executive retires or leaves the Company. For Messrs. Gowans and Al-Joundi, these Common Shares cannot be sold or otherwise disposed of until three years from the date of purchase. See footnote 5 for more details. The intended purpose of applying a holding restriction on the Common Shares purchased with 50% of the API award is to further drive emotional and financial ownership.

(5)	The amounts shown reflect special cash awards or the portion of API awards that were paid to executives on the condition that they use the award to purchase Common Shares which cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. Special long-term cash awards are not granted pursuant to a formal plan. The requirement to use all or a part of the API award to purchase our Common Shares is determined annually at the discretion of the Compensation Committee.

(6)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation earned in 2015. Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2015 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year, except the contributions made for Mr. Thornton which are made and reported in U.S. dollars. See “Executive Retirement Plans” on page 69 for further details.

(7)	The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as financial counseling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport; and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards and severance payments, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada annual average exchange rates for each applicable year. In 2015, only Messrs. Thornton, Dushnisky, and Gowans received benefits and perquisites exceeding $50,000 in aggregate value, but less than 10% of their respective base salaries for the financial year. Except for executive long-term disability and life insurance premiums, Messrs. Thornton, Dushnisky, and Gowans did not receive benefits and perquisites exceeding 25% of the total value of the benefits and perquisites individually reportable. 2015 benefits and perquisites details are as follows:

•	Mr. Thornton received $204,090 in benefits and perquisites, including life insurance, accidental death and dismemberment (AD&D) coverage, and executive disability insurance premiums of $137,944

•	Mr. Dushnisky received $72,707 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $35,080 and an automobile benefit of $20,995

•	Mr. Usmar received $42,738 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $12,678 and an automobile benefit of $15,640

•	Mr. Thomson received $34,388 in benefits and perquisites, including an automobile benefit of $15,640

•	Mr. Gowans received $79,929 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $54,890 and an automobile benefit of $19,224

•	Mr. Al-Joundi received $12,375 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $6,188

Barrick Gold Corporation | 2016 Circular	65

(8)	Mr. Thornton was appointed Co-Chairman of the Board effective June 5, 2012 and was appointed Executive Chairman effective April 30, 2014. For 2013 and 2014, Mr. Thornton received an API equal to $1,250,000 (50% of his annual base salary) and $2,500,000 (100% of his annual base salary), respectively, and a special long-term incentive award with a cash value equal to $5,000,000 and $7,000,000, respectively. Mr. Thornton used the 2013 after tax cash award of $2,942,546 to purchase 167,600 Common Shares on May 5, 2014 and the 2014 after tax cash award of $4,119,569 to purchase 360,600 Common Shares on March 27, 2015. These Common Shares are subject to a holding period until the later of (a) the termination of Mr. Thornton’s employment with Barrick, and (b) three years following the date of purchase. During the holding period, these Common Shares may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of. Mr. Thornton received incentive awards in recognition of his strong leadership and contributions to our strategy execution and development, which are further highlighted on page 59. The intended purpose of this long-term incentive award is to ensure the long-term interests of the Executive Chairman and shareholders are one and the same. For 2015 compensation, the Executive Chairman elected to forfeit all earned incentive compensation, ($3.4 million), in order to better reflect the experience of our shareholders last year.

(9)	Mr. Dushnisky was appointed Co-President on July 16, 2014 and President on August 17, 2015. In 2014, Mr. Dushnisky’s base salary and API award were prorated to reflect his appointment to Co-President, effective July 16, 2014. In 2014, Mr. Dushnisky also received a one-time cash payment in recognition of his Chairmanship on the Board of Directors for Acacia Mining ($181,080) on the condition that he use the award to purchase Barrick Common Shares which cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date he retires or leaves the Company. This sum is included in the amount indicated in the All Other Compensation column.

(10)	Mr. Usmar was appointed Senior Executive Vice President and Chief Financial Officer Designate on November 18, 2014 and Senior Executive Vice President and Chief Financial Officer on February 18, 2015. On March 16, 2016, Barrick announced that Mr. Usmar will be leaving Barrick immediately following the Meeting. Mr. Usmar’s compensation for 2014 as reflected in the Summary Compensation Table includes a special long-term incentive award (Cdn $450,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two year holding period following the date of purchase, which amount is reflected in the All Other Compensation column. Mr. Usmar also received long-term incentives granted to him on February 17, 2015 (Cdn $1,800,000 in RSUs) in consideration of the long-term entitlements he was forfeiting from his previous employer. Mr. Usmar’s 2014 base salary was prorated to reflect his start date of November 18, 2014.

(11)	Mr. Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014. Mr. Thomson’s compensation for 2014 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $500,000) and a special long-term incentive award (Cdn $400,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two year holding period following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in the All Other Compensation column. Mr. Thomson also received long-term incentives granted to him on February 17, 2015 (Cdn $1,800,000 in RSUs) in consideration of the long-term entitlements he was forfeiting from his previous employer. Mr. Thomson’s 2014 base salary was prorated to reflect his start date of October 14, 2014.

(12)	Mr. Gowans was appointed Executive Vice President and Chief Operating Officer on January 20, 2014, Co-President on July 16, 2014, and Senior Advisor on August 17, 2015. Mr. Gowans’ compensation for 2014 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $100,000) and a special long-term incentive award (Cdn $400,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two-year holding period following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in the All Other Compensation column. Mr. Gowans also received long-term incentives granted to him as part of his hiring package in February 2014 (Cdn $750,000 in RSUs and Cdn $2,250,000 in PRSUs) in consideration of the long-term and retention entitlements he was forfeiting from his previous employer. In 2014, Mr. Gowans’ base salary and API were prorated to reflect his start date of January 20, 2014 and his appointment to Co-President effective July 16, 2014. Mr. Gowans retired from the Company on December 31, 2015. In 2015, Mr. Gowans received an overpayment of Cdn $5,385, which has been reported in the All Other Compensation column. Mr. Gowans did not receive additional compensation in connection with his retirement.

(13)	Mr. Al-Joundi’s employment with Barrick ceased February 18, 2015. His compensation as reflected in the Summary Compensation Table is prorated to reflect his end date of February 18, 2015, as well as severance payments of $2,606,269 in relation to the termination of his employment with the Company. Barrick agreed to provide Mr. Al-Joundi with the severance arrangements set out below in relation to the termination of his employment with the Company.

2015 Severance Arrangements for Mr. Al-Joundi

Cash Severance Payment	20 month equivalent of annual salary	$1,358,100

Paid 75% at termination on February 18, 2015, and remaining 25% by November 1, 2016	20 month equivalent of API payments, averaged over the past three years Executive Retirement Plan contributions	$798,261 $323,454

Benefits Paid for Severance	Payment in lieu of benefit continuation for 20 month period	$82,693

	Payment in lieu of continued use of Company vehicle for 20 month period	$30,180

	Outplacement services	$13,581
TOTAL		$2,606,269

All in U.S. dollars using the Bank of Canada annual average exchange rate for 2014 – 1.1045.

66	Barrick Gold Corporation | 2016 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2015

The NEOs did not exercise any stock options during 2015.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2015(1)

The following table provides information for all share-based and option-based awards to NEOs outstanding as at December 31, 2015.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs, RSUs, and PRSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs, RSUs, and PRSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton

2/12/2013	Nil			Nil	Nil	Nil	$8,329
Total(5)	Nil			Nil	Nil	Nil	$8,329
Kelvin P.M. Dushnisky

12/8/2009	68,494	$42.44	12/7/2016	Nil	Nil	Nil	–
12/7/2010	74,758	$54.83	12/6/2017	Nil	Nil	Nil	–
2/14/2012	102,414	$48.45	2/13/2019	Nil	Nil	Nil	–
8/7/2012	56,408	$33.36	8/6/2019	Nil	Nil	Nil	–
2/12/2013	113,685	$32.30	2/11/2020	Nil	57,413	$424,855	–
2/11/2014	Nil	Nil		Nil	130,760	$967,624	–
2/17/2015	Nil	Nil		Nil	120,867	$894,419	–
Total(6)	415,759			Nil	309,040	$2,286,898	–
Shaun Usmar

2/17/2015	Nil	Nil		Nil	120,867	$894,419	–
Total(7)	Nil	Nil		Nil	120,867	$894,419	–
Kevin J. Thomson

2/17/2015	Nil	Nil		Nil	120,867	$894,419	–
Total(8)	Nil	Nil		Nil	120,867	$894,419	–
James K. Gowans

2/17/2015	Nil	Nil		Nil	120,867	$894,419	–
Total(9)	Nil	Nil		Nil	120,867	$894,419	–
Ammar Al-Joundi

7/24/2012	100,000	$33.61	7/23/2019	Nil	Nil	Nil	–
2/12/2013	78,512	$32.30	2/11/2020	Nil	26,651	$197,214	–
2/11/2014	Nil	Nil		Nil	51,663	$382,305	–
2/17/2015	Nil	Nil		Nil	67,988	$503,114
Total(10)	178,512			Nil	146,302	$1,082,633	–

(1)	The amounts shown in the table above for each of the NEOs as at December 31, 2015 include (i) each stock option outstanding, (ii) the aggregate number of unvested PGSUs, RSUs, plus the aggregate number of unearned PRSUs, assuming target performance achievement although the plan design allows for zero vesting, (iii) the aggregate number of vested DSUs that have not yet paid out, and (iv) the market value of such PGSUs, RSUs, PRSUs, and DSUs based on the closing price of a Barrick Common Share on December 31, 2015. For options and DSUs, the closing share price of our Common Shares is based on the NYSE as at December 31, 2015 ($7.38). For PGSUs, RSUs, and PRSUs, the closing price of our Common Shares is based on the TSX as at December 31, 2015 (Cdn $10.24), converted to U.S. dollars based on the December 31, 2015 Bank of Canada noon rate of exchange (1.3840). The value realized upon vesting of a PGSU is equal to the closing share price of our Common Shares on the TSX on the day preceding the vesting date. The value realized upon vesting of a RSU or PRSU is equal to the average closing share price of our Common Shares on the TSX during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)

PGSUs vest 33 months from the date of grant. RSUs granted before 2014 (for the performance years preceding and including 2012) vest 30 months from their respective dates of grant, RSUs granted in 2014 (for the 2013 performance year) vest 36 months from the date of grant, and RSUs granted beginning 2015 vest 33 months from the date of grant. PRSUs granted for 2012 vested on February 12, 2016. PRSUs granted for 2013 will vest, if earned, on February 11, 2017. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of our Common Shares on the TSX as at December 31, 2015 (Cdn $10.24). Market or payout value of PRSU awards that have not vested reflect the target number of PRSUs multiplied by the closing share price of our Common Shares on

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the TSX as at December 31, 2015 (Cdn $10.24). The target number is the number of PRSUs that represents the number of units expected to vest at the end of the three-year performance period, if target performance is achieved on all measures. Please see Schedule I for more details. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of our Common Shares on the NYSE as at December 31, 2015 ($7.38).

(4)	The exercise price is the closing price of our Common Shares on the day immediately prior to the grant date on the NYSE or, if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price (in U.S. dollars) for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants
Option Grant	Exercise Price	Closing Share Price on Grant Date (NYSE)
December 8, 2009	$42.44	$40.51
December 7, 2010	$54.83	$54.16
February 14, 2012	$48.45	$48.45
July 24, 2012	$33.61	$33.61
August 7, 2012	$33.36	$33.36
February 12, 2013	$32.30	$32.30

(5)	Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 699 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(6)	Mr. Dushnisky’s total outstanding share-based awards include 119,048 PGSUs, 31,792 RSUs, 149,944 PRSUs at target, 1,819 PGSU dividend equivalents, 898 RSU dividend equivalents, and 5,539 PRSU dividend equivalents.

(7)	Mr. Usmar’s total outstanding share-based awards include 119,048 RSUs and 1,819 RSU dividend equivalents.

(8)	Mr. Thomson’s total outstanding share-based awards include 119,048 RSUs and 1,819 RSU dividend equivalents.

(9)	Mr. Gowans’ total outstanding share-based awards include 119,048 PGSUs and 1,819 PGSU dividend equivalents.

(10)	Mr. Al-Joundi’s total outstanding share-based awards include 66,965 PGSUs, 24,883 RSUs, 51,638 PRSUs at target, 1,023 PGSU dividend equivalents, 703 RSU dividend equivalents, and 1,089 PRSU dividend equivalents. Mr. Al-Joundi’s employment with Barrick ceased February 18, 2015. All stock options and RSUs that remained unvested on the date of his termination will continue to vest until October 18, 2016. Mr. Al-Joundi may continue to exercise his stock options that are vested and exercisable through April 18, 2017 (six months following October 18, 2016 in accordance with the stock option plan) or the original expiration date, whichever occurs first. No stock options or RSUs shall vest after October 18, 2016. PRSUs that remained unvested on the date of his termination vested pro-rata from the grant date to the date of termination, and will continue to vest in accordance with the normal vesting schedule. The final vested amount will be calculated for payment based on the achievement of the performance criteria for the PRSUs as determined by the Compensation Committee. PGSUs that remained unvested on the date of his termination will continue to vest in accordance with the normal vesting schedule and will be paid out in cash upon vesting because his employment has already terminated. Any unvested PGSUs will become immediately void in the event that Mr. Al-Joundi’s non-competition agreement is materially breached.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2015

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSUs, PRSUs, and DSUs), and (3) the value earned under the API program or special long-term cash awards that are not granted pursuant to a formal plan in 2015.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

John L. Thornton (4)	Nil	$461,285	Nil

Kelvin P.M. Dushnisky	Nil	$526,451	$1,407,600

Shaun Usmar	Nil	Nil	$1,372,410

Kevin J. Thomson	Nil	Nil	$1,731,348

James K. Gowans (5)	Nil	$504,308	Nil

Ammar Al-Joundi	Nil	$480,718	$55,688

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the portion of each stock option grant that vested during 2015 by the difference between the closing share price of our Common Shares on the NYSE on the vesting date and the exercise price of the stock option. The exercise price is the closing price of our Common Shares on the NYSE on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business date after trading restrictions are lifted. Options vest in equal parts over four years.

(2)	The value of RSUs and PRSUs that vested in 2015 (all of which are denominated in U.S. dollars) is determined by multiplying the number of RSUs and PRSUs that vested by the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU plan and PRSU program, respectively. RSUs granted before 2014 (for the performance years preceding and including 2012) vest fully 30 months after the date of grant, RSUs granted in 2014 (for the 2013 performance year) vest fully 36 months after the date of grant, RSUs granted in 2015 vest fully 33 months after the date of grant, and PRSUs vest, if earned, at the end of the three year performance period. For Mr. Thornton, share-based awards that vested during 2015 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012, as well as RSUs that were awarded for his performance in 2012.

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(3)	The value of non-equity incentive plan awards earned in the year represents the API earned for 2015 performance and special long-term cash awards that are not granted pursuant to a formal plan.

(4)	For 2015, the Executive Chairman elected to forfeit all earned incentive compensation, ($3.4 million), in order to better reflect the experience of our shareholders last year.

(5)	In connection with Mr. Gowans’ retirement (effective December 31, 2015) and in accordance with the retirement provisions of our RSU Plan, Mr. Gowans’ outstanding RSUs accelerated in vesting on December 31, 2015 ($273,801). The Compensation Committee has also exercised its discretion to allow prorated vesting of Mr. Gowans’ outstanding PRSUs based on the performance tracked as at December 31, 2015 (44.9% of target), or $230,506, in recognition of his contributions to Barrick. Mr. Gowans’ RSUs and PRSUs were paid out in cash upon vesting.

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and one for officers primarily based in the United States. The Executive Retirement Plan covers all officers of the Company, except Mr. William Birchall. The individuals who participate in this plan do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2015, this interest rate was 1.75%. No above-market or preferential earnings were paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Thomson and Thornton are eligible to receive a payout under the Executive Retirement Plan from their accumulated account balances. In connection with Mr. Gowans’ retirement from Barrick effective December 31, 2015, he elected to receive his accumulated account balance in 120 monthly pension installments of $5,114, to be paid over the next ten years. Mr. Al-Joundi’s accumulated account balance was paid out as a lump sum in connection with his departure from Barrick effective February 18, 2015.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 72 for information on payments made upon termination following a Change in Control.

Defined Contribution Plan Table as at December 31, 2015(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

John L. Thornton	$1,409,358	$750,000	$2,192,468

Kelvin P.M. Dushnisky	$2,193,678	$321,167	$2,171,029

Shaun Usmar	$11,965	$105,570	$108,522

Kevin J. Thomson	$24,938	$105,570	$119,585

James K. Gowans (3)	$134,776	$312,253	$406,781

Ammar Al-Joundi (4)	$442,120	$14,076	Nil

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada, except the contributions for Mr. Thornton that are made and reported in U.S. dollars:
(a)	Accumulated Value at Start of Year – December 31, 2014, closing exchange rate of 1.1601
(b)	Compensatory Value – annual average exchange rate for 2015 of 1.2787
(c)	Accumulated Value at Year End – December 31, 2015 closing rate of exchange of 1.3840

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and API received during the year is accrued and accumulated with interest until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2015 reflected in the table above includes 15% of the salary earned in 2015, as well as 15% of the 2014 API that was awarded in February 2015.

(3)	In connection with Mr. Gowans’ retirement from Barrick effective December 31, 2015, he elected to receive his accumulated account balance under the Executive Retirement Plan in 120 monthly pension installments of Cdn $5,114, to be paid over the next ten years. The value of the monthly pension installments was determined based on an actuarial valuation of Mr. Gowans’ accumulated account balance under the Executive Retirement Plan as at December 31, 2015 (Cdn $563,019) and projected rate of interest accrual over the 10-year payment term.

(4)	Mr. Al-Joundi’s accumulated account balance under the Executive Retirement Plan was paid out in the amount of Cdn $921,717 upon his departure, in accordance with the terms of the plan and pursuant to the terms of Mr. Al-Joundi’s severance arrangements. Mr. Al-Joundi’s accumulated pension account balance of Cdn $921,717 includes the incremental Executive Retirement Plan contributions made on the first installment of his cash severance payment (75% of the cash severance to which he is entitled), which was paid upon termination. Incremental Executive Retirement Plan contributions on the second installment of his cash severance payment (25% of the cash severance to which he is entitled) will be paid on November 1, 2016. For further details about Mr. Al-Joundi’s severance arrangements, please see footnote 13 to the Summary Compensation Table on page 66.

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Potential Payments Upon Termination

Termination Provisions for Existing Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2015, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 72 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination With Cause(2)	Termination Without Cause(2)
Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law
Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis
Unvested Performance Granted Share Units (PGSUs)(3)	Continue to vest according to their normal vesting schedule and are paid out in cash, provided that the employee does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details)	For retirement, treatment consistent with Resignation. For termination due to death or disability, vest on the termination date or date of death, as applicable	All unvested PGSU awards lapse and are forfeited	Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details)
Vested Performance Granted Share Units (PGSUs) that are held as “Restricted Shares”	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable	Restricted Shares will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page for details)
Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan

Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Canadian statutory and common law

(1)	See footnote 1 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(2)	See footnote 2 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(3)	For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

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For PGSU awards, in the event of resignation or termination without cause, the Compensation Committee must be satisfied that the Named Partner has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our Named Partners who resign or retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•	Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply

The table below outlines the standard provisions applicable to our Stock Option Plan (2004) and PRSU Program upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” on page 72 for further details). No stock option grants have been awarded to our Named Partners since 2013 for the 2012 performance year, and no PRSU grants have been awarded to our Named Partners since 2014 for the 2013 performance year.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Unvested Stock Options	Unvested portion is forfeited	In the event of termination due to retirement or death, the Compensation Committee may in its discretion choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. In the event of termination due to disability, options are not affected and continue to vest and are exercisable in accordance with their original terms	Unvested options are immediately forfeited	In accordance with the 2004 Plan, Compensation Committee discretion to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry; otherwise forfeited
Vested Stock Options	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until original term to expiry, if earlier	For termination due to disability, the exercise period of options is not affected. For termination due to retirement or death, vested and unexercised options remain exercisable for six months from the date of retirement or death or until the original term to expiry, if earlier	Vested and unexercised options immediately expire on the date of termination	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until the original term to expiry, if earlier
Unvested Performance Restricted Share Units	Unvested PRSUs are forfeited	In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is more than half complete with the number of units vesting based on performance to the date of retirement, death, or disability; otherwise forfeited	Unvested PRSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is half or more complete with the number of units vesting being based on performance to the date of termination; otherwise forfeited

(1)	“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)	Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

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(c)	The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2015. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting as it is not considered to be an incremental benefit to our NEOs.

Barrick entered into a termination arrangement with Mr. Thomson, in connection with his hiring as Senior Executive Vice President, Strategic Matters and in recognition of his extended prior service with his former employer and the compensation forgone as a result of his decision to join Barrick. Mr. Thomson is entitled to certain severance payments upon a termination without cause, pursuant to the terms and conditions of his termination arrangement. For Mr. Thomson, the amount shown below reflects the estimated severance payable had he been terminated without cause on or prior to December 31, 2015 or prior to the granting of API and LTI awards in 2016 in respect of the 2015 performance year. Barrick has not entered into termination arrangements with any other NEOs.

Due to the number of factors that affect the nature and amount of compensation potentially payable in the event of termination, any amounts actually paid or distributed may be different from those shown in the table. Factors that could affect these amounts include the NEO’s age and tenure, timing during the year of termination, share price, and any agreement to comply with restrictive covenants for a defined term.

The table below excludes Messrs. Al-Joundi and Gowans as they departed from their roles as Senior Executive Vice President and Chief Financial Officer of Barrick, and Former Co-President of Barrick, effective February 18, 2015 and December 31, 2015, respectively. For further details about Mr. Al-Joundi’s severance arrangements, please see footnote 13 to the Summary Compensation Table. For further details about Mr. Gowans’ retirement arrangements, please see footnote 12 to the Summary Compensation Table.

Potential Payments Upon Termination (1)

Incremental Compensation	J. Thornton	K. Dushnisky	S. Usmar	K. Thomson(2)

Resignation	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil

Termination Without Cause	Nil	Nil	Nil	$7,633,435

Retirement	Nil	Nil	Nil	Nil

Termination Upon Death or Disability	Nil	$247,792	$916,175	$916,175

(1)	The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination and (ii) $7.58 (the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2015, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(2)	Pursuant to his termination arrangement, in the event of a termination without cause prior to December 31, 2015 or prior to the granting of API and LTI awards in 2016 in respect of the 2015 performance year, Mr. Thomson is entitled to a severance payment equal to two times base salary (Cdn $900,000), plus two times 50% of the maximum API opportunity (or 150% of base salary), plus two times 50% of the maximum LTI opportunity (or 250% of base salary), executive retirement plan entitlements equal to 15% of two times base salary and two times 50% of the maximum API opportunity, and compensation for loss of benefits for a 24 month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. Outstanding RSUs will continue to vest according to the normal schedule. Mr. Thomson is conditionally entitled to the full value of his sign-on awards, provided that the Common Shares purchased in connection with the sign-on awards continue to be held until the end of the two years from the date of appointment. The estimated severance payable has been converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (2015 – 1.2787).

Potential Payments Upon Change in Control Termination

Barrick adopted the Partner Change in Control Severance Plan (Change in Control Plan), effective January 1, 2015 to ensure that Named Partners and other Partnership Plan participants are entitled to receive severance benefits in the event that employment is terminated by the Company (other than for cause or disability) or employment is deemed to have been terminated for Good Reason (defined on page 74), at any time within two years following a Change in Control (defined on page 74). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Named Partner or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same way as they are in non-Change in Control situations. Mr. Thornton is not subject to Change in Control protection. The table below outlines a comparison of the standard severance treatment applicable to our

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Named Partners and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Change in Control (Double Trigger)
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law	Earned portion of Base Salary and an API amount equal to the product of (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control, plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control
Performance Granted Share units (PGSUs) (1,2)	Unvested PGSUs continue to vest according to normal vesting schedule, provided that employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares	Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed
Restricted Share Units (RSUs) (3)	Unvested units forfeited	Unvested units vest on the termination date
Performance Restricted Share Units (PRSUs) (4)	Unvested units forfeited	Value of PRSUs would be determined at the time of Change in Control and payout would only occur on the termination date. If the performance cycle is less than half complete at the time of a Change in Control termination, pro-rata vesting of unvested units based on the target award. If the performance cycle is half or more complete, value determined based on performance to date
Stock Options	Vested options remain exercisable for six months from the date of termination and unvested options are forfeited immediately	Unvested options vest immediately and become exercisable. Unvested options remain exercisable for the lesser of two years or the original term to expiry
Retirement Benefits	The total amount accrued under the Executive Retirement Plan	The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases
Benefits and Perquisites	Cease subject to requirements of Canadian statutory and common law	Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Lump sum payment equivalent to two times the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two year period
Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)	If the Named Partner or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Named Partner or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the Named Partner or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Named Partner or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Named Partner or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of

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the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Common Shares of the Company or other Voting Securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested stock options and/or extend the exercise period up to the earlier of three years and the original term to expiry.

(4)	The Compensation Committee has discretion to accelerate vesting of unvested PRSUs if the performance cycle is half or more complete, provided that the number of units vested is based on performance to the date of termination.

Other Terms and Provisions

The Change in Control Plan prohibits Named Partners and Partnership Plan participants from soliciting Barrick employees for a period of two years following termination. Named Partners and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)	The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (x) the then outstanding Common Shares of the Company, or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control; or

(ii)	Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board; or

(iii)	The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Common Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Common Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Common Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination; or

(iv)	The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

•	The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

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•	Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

•	The Company requiring the participant (A) to be based at any office or location other than (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control or (2) at any other office or location previously agreed to in writing by the participant; or (B) to travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

•	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our Named Partners in the circumstance of a Change in Control Termination. Our Executive Chairman is not subject to Change in Control protection. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the executive’s employment terminated on December 31, 2015. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control circumstance, or the value of continued equity vesting as it is not considered to be an incremental benefit to our Named Partners.

The table excludes Messrs. Al-Joundi and Gowans as they departed from their roles as the Senior Executive Vice President and Chief Financial Officer of Barrick, and Former Co-President of Barrick, effective February 18, 2015 and December 31, 2015, respectively.

Incremental Compensation	J. Thornton	K. Dushnisky	S. Usmar	K. Thomson

a) Change in Control (Termination)

Cash Severance (1):

Annual Total Direct Compensation	Nil	$3,278,705	$3,251,250	$3,251,250

API Award	Nil	$2,601,000	$1,950,750	$1,950,750

Incremental Executive Retirement Plan Contributions	Nil	$593,462	$487,688	$487,688

Unvested Equity Acceleration:

Options (2)	Nil	Nil	Nil	Nil

RSUs (3)	Nil	$247,792	$916,175	$916,175

PRSUs (4)	Nil	$692,412	Nil	Nil

PGSUs (5)	Nil	$894,419	Nil	Nil

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites (6)	Nil	$121,732	$71,654	$52,992

Job Relocation Counselling Service (up to 18 months) (7)	Nil	$14,450	$10,838	$10,838
Total	Nil	$8,443,971	$6,688,354	$6,669,692

b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil

(1)	For the purposes of this analysis, the Cash Severance for each Named Partner is defined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 72. These amounts are converted from Canadian dollars to U.S. dollars as of December 31, 2015 based on the Bank of Canada noon rate of exchange on that day.

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (a) the difference between $7.38 (the closing share price of our Common Shares on the NYSE on December 31, 2015) and the options’ exercise prices, by (b) the number of options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of (a) the number of RSUs whose restrictions lapsed because of the termination and (b) Cdn $10.53 (the average closing price of our Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2015, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU Plan).

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(4)	For Mr. Dushnisky, the amount stated in the table represents the product of (a) the number of PRSUs granted on February 12, 2013 and February 11, 2014 and dividend equivalents credited until December 31, 2015; (b) the portion of PRSUs that vested based on performance between the start of each cycle and December 31, 2015; and (c) Cdn $10.53 (the average of the closing share price of Barrick Common Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2015, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding date pursuant to the RSU Plan).

	PRSUs Granted (and Dividend Equivalents Credited) as at December 31, 2015	Performance Tracked for Each Grant as at December 31, 2015

February 12, 2013 PRSU Grant (33.5 of 36 months in cycle)	57,413	82.41%

February 11, 2014 PRSU Grant (21.5 of 36 months in cycle)	98,070	44.9%

(5)	The amounts stated in the table represent the product of (a) the number of PGSUs whose restrictions lapsed because of the termination and (b) Cdn $10.24 (the closing share price of our Common Shares on the TSX on the date of assumed vesting, December 31, 2015, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on that date, pursuant to the PGSU Plan).

(6)	The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Named Partner. Barrick will also provide cash payment in lieu of the continued use of an automobile or continuation of an automobile benefit, as applicable, for a two year period for each Named Partner. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2015 (1.3840), and the total costs have then been multiplied by a multiple of two times for each of Messrs. Dushnisky, Thomson, and Usmar pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life	AD&D	Long-Term Disability	Health	Car Allowance	Total	Multiple	Continued Benefits and Perquisites

J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

K. Dushnisky	$10,375	$3,445	$24,648	$4,335	$18,063	$60,866	2x	$121,732

S. Usmar	$9,337	$2,528	$5,177	$4,335	$14,450	$35,827	2x	$71,654

K. Thomson	$2,594	$2,528	$2,589	$4,335	$14,450	$26,496	2x	$52,992

(7)	The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Mr. Dushnisky, and Cdn $15,000 for Messrs. Thomson and Usmar, converted to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2015 (1.3840).

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Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which our Common Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key employees and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee determined in 2013 to cease granting options as a component of executive compensation going forward.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2015 regarding Common Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Common Shares available for issuance under each such plan.

Equity Compensation Plans

	Number of Common Shares to be Issued on Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Common Shares Available for Future Issuance Under Option Plans (Excludes Common Shares Included in Column (a)) (c)
Option Plans Approved by Shareholders(1)	As at December 31, 2015	As at December 31, 2015	As at December 31, 2015
Amended and Restated Plan	300,000	Cdn $12.63	6,480,212
2004 Plan	2,593,604	$41.78	5,010,908

(1)	Options granted under the Amended and Restated Plan are priced in Canadian dollars. Options granted under the 2004 Plan are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices of our options, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2015 (1.3840).

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan
Maximum Number of Common Shares Issuable	35,000,000 Common Shares	16,000,000 Common Shares
Total Common Shares Issued and Issuable as of December 31, 2015	22,344,288 Common Shares, or 1.9% of the Company’s issued share capital, of which only 300,000 Common Shares are currently issuable on the exercise of outstanding options, representing 0.03% of the Company’s issued share capital.(1)	10,989,092 Common Shares, or 0.94% of the Company’s issued share capital, of which only 2,593,604 Common Shares are currently issuable on the exercise of outstanding options, representing 0.22% of the Company’s issued share capital.(2)
Options Available for Issue as of December 31, 2015	6,480,212 options available for grant, or 0.56% of the Company’s issued share capital.	5,010,908 options available for grant, or 0.43% of the Company’s issued share capital.
Options Issued in 2015	200,000 options(3) were issued in 2015, or 0.01717% of the Company’s issued share capital as at December 31, 2015.	No options were issued in 2015.

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	Amended and Restated Plan	2004 Plan
Issuance Limits	The total number of Common Shares to be optioned to any optionee together with any Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of our Common Shares on the date of the grant.

The total number of Common Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of our Common Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Common Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares and (b) limits the number of Common Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares.

(1)	As of December 31, 2015, 21,944,288 Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.88% of the company’s outstanding capital as of that date. As of December 31, 2015, there were options outstanding to purchase an aggregate of 300,000 Common Shares under the Amended and Restated Plan, representing 0.03% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

(2)	As of December 31, 2015, 8,395,488 Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.72% of the Company’s outstanding capital as of that date. As of December 31, 2015, there were options outstanding to purchase an aggregate of 2,593,604 Common Shares under the 2004 Plan, representing 0.22% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

(3)	These options were granted to two members of Barrick’s International Advisory Board in connection with them joining the International Advisory Board.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.

Exercise Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of our Common Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of 10 years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

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Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.

Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of our Common Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of our Common Shares at the time of grant, and (b) the market price of our Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as the Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event the option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the 10th business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 77 of the Circular, the Compensation Committee determined in 2013 to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

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Directors’ and Officers’ Insurance and Indemnification

During 2015, we purchased insurance for the benefit of our directors and officers and those of our subsidiaries against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. The premium for such insurance was $2.27 million. The policy provides coverage to each director and officer of $260 million in the policy year from July 12, 2015 to July 12, 2016.

In accordance with the provisions of the OBCA, our by-laws provide that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or in a similar capacity) of another entity against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer (or in a similar capacity) at the Company’s request. If we become liable under the terms of our by-laws, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

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SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

Barrick’s core business is building partnerships of depth and trust with host governments, local communities, NGOs, indigenous people, and other stakeholders to extract resources from the ground. Our purpose is to create wealth for our owners, our people, and the countries and communities with which we work. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

We recognize this structure is unconventional, and in the section entitled “Our Governance and Leadership Structure” below we explain in detail how it works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President. We also explain why we believe this is the appropriate structure for Barrick today. We mean to be straightforward and open with our fellow owners, so that they may understand the process by which we arrive at our decisions.

Effective corporate governance is a foundation of Barrick’s performance and success. The Board works continuously and carefully to review and enhance our corporate governance policies and practices. These are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (the TSX Rules) and the NYSE (the NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and NYSE Standards which are applicable to U.S. companies:

•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director and President, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics and our Disclosure Policy. Detailed information on our committees of the Board (Audit, Compensation, Corporate Governance & Nominating, Corporate Responsibility, and Risk) can be found under the heading “Committees of the Board” beginning on page 29 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate is set out in Schedule B of this Circular. Since our last annual meeting, the Board reviewed and re-approved its mandate.

Some of the Board’s major supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans and budgets and any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

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Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to efficiently and effectively assess risks so that they can be prioritized and addressed appropriately. Barrick’s enterprise risk management model is focused on top-level risks and provides a framework to:

•	identify, assess, and communicate inherent and residual risk;

•	embed enterprise risk management responsibilities in our operating model;

•	integrate risk responses into our strategic priorities and business plans; and

•	provide assurance to the Executive Committee and relevant Board Committees on the effectiveness of our risk control measures.

We have intentionally eschewed the traditional hierarchical organizational model, in favor of our distinctive and authentic partnership model. We believe that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision-making, and faster communication and problem-solving. By simplifying our head office and eliminating management layers between it and the mines, we have accelerated the pace at which information flows between them. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Risk Committee, which is composed of a majority of independent directors. Through the Risk Committee, the Board receives regular reports on the management of enterprise risks and on the implementation of policies and standards for monitoring and mitigating such risks. The Risk Committee also oversees the design and execution of Barrick’s financial risk management programs, including commodity and currency hedging. Through the Audit Committee, which is composed entirely of independent directors, the Board oversees risk management and major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices. Through the Corporate Responsibility Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, safety and health, corporate social responsibility, security, and human rights exposures.

The Board’s mandate also makes clear its responsibility for reviewing and discussing with management the processes for risk assessment and risk management. During weekly Business Plan Review (BPR) meetings—which are attended by our senior partners and chaired by both our President and Chief Operating Officer—management identifies, reviews, and modifies financial, regulatory, strategic, and operational risks. Our mine managers, executive directors from around the world, as well as senior officers from various functional areas of the Company, participate via video conference in the weekly BPR meetings. At regularly scheduled Board meetings, the Board is provided with updates on issues identified by management at these weekly sessions.

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Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit Committee. The Audit Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures and other controls considered critical to the management of enterprise level risks.

Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environmental, safety and health, corporate social responsibility, security, and human rights performance.

Succession Planning

The Corporate Governance & Nominating Committee assists the Board in reviewing senior leadership succession, including for the Executive Chairman and the President. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. The Corporate Governance & Nominating Committee regularly reviews succession plans for the role of President and other senior management roles and is introduced to high-potential individuals in the Company.

Evaluating Our Executive Chairman and Executive Committee

The Lead Director works with the Executive Chairman to set the Executive Chairman’s objectives annually, which are then recommended to the whole Board for approval concurrently by the Corporate Governance & Nominating Committee and the Compensation Committee. Both Committees are composed entirely of independent directors.

The Corporate Governance & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman against those objectives and provides a report on the performance evaluation to the Compensation Committee and the Board. The Compensation Committee recommends to the Board the Executive Chairman’s annual compensation. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2015 is set out on page 43.

The Executive Chairman conducts an annual performance evaluation of the President and other senior executives with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such review. The Compensation Committee recommends to the Board the annual compensation for the President. The compensation of the Executive Chairman and President is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior executives based on the annual performance evaluation of such executives and compensation recommendations provided by the Executive Chairman with input from the Lead Director. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies, on the performance of each individual executive as measured against the short-term scorecard disclosed to shareholders in advance, and on the performance of the Company as measured against the long-term scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess our President’s and senior executives’ performance and compensation award in 2015 is set out on page 44.

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Communications and Shareholder Engagement

We maintain a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/company/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, responsibility report, news releases, and through industry and investor conferences and meetings with analysts and significant investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

In March 2016, the Board adopted a formal Shareholder Engagement Policy, a copy of which is attached as Schedule F. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between the Company, our Board and our shareholders.

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President by mail or email at:

Attention: President

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: investor@barrick.com

Further details on our Shareholder Engagement Policy are provided in Schedule F of this Circular.

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Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President, and our Lead Director, and we explain how they work together. We also explain why we believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, Barrick undertook a “Back to the Future” strategy which meant we would recapture and make relevant the original, authentic DNA of this company as existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core strands: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet. This kind of fundamental change requires strong leadership and does not happen overnight. The good news is that Barrick is clearly emerging from a very positive transformation. Our distinctive structure for governance and management has been essential for the successful execution of our transformation.

Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard by the partnership – Barrick’s most senior and engaged leaders in both management and operations. The Executive Committee, comprised of the most senior partners, makes decisions collectively. Within it, the President is by definition the primus inter pares – first among equals.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership. In early 2015, we announced an inaugural group of 35 Barrick partners, including the company’s most senior leaders. In December of 2015, we announced an additional 17 partners. Partners are those who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our partners make decisions collectively, think and act as if the Company was his or her own, and rise and fall together as owners of the business. A significant portion of their total compensation is long-term in nature, in the form of Performance Granted Share Units which convert to Common Shares that cannot be sold until a partner retires or leaves the Company.

We have eliminated all management layers and established a clear division of responsibility between the head office and the mines. The head office allocates people and capital according to the company’s strategic priorities, and requires best-in-class performance of the mines. It is up to the operational leaders of each mine to determine how to achieve such performance, with advice and assistance from head office experts. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our partners to work together as a team as they understand and manage the complex matters of our business, and assess and reduce risk. We now have superb people, in the right roles, focused on the right things. In our new decentralized model, our miners are free from bureaucracy and are focused on maximizing free cash flow.

President

Within the partnership, the President is by definition the primus inter pares. The responsibilities and activities of the President are subject to the oversight of the Board, including the Executive Chairman, and include general supervision of the business of the Company, providing leadership and vision to the Company and our Executive Committee, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The President is responsible for oversight of day to day mining operations, building strong relationships among our partners and nurturing Barrick’s relationships with host governments, local communities and other external stakeholders.

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Executive Chairman

Our Executive Chairman—as representative of the Board and the owners, and as a meaningful owner himself—continues to play a critical leadership role in our transformation. He ensures that the priorities set by the Board are executed to the highest possible standard by the partnership. The responsibilities and activities of the Executive Chairman are subject to the oversight of the Board.

The Executive Chairman actively oversees the partnership in a weekly meeting he chairs of Barrick’s eight most senior partners, who we refer to as our Executive Committee. Effective March 11, 2016, Rob Krcmarov, our Executive Vice President, Exploration and Growth has been added to the Executive Committee in order to bring to the team his wealth of knowledge and experience in the exploration area as one of the world’s leading geologists. In these weekly meetings, each senior partner reports, one by one, on Barrick’s key priorities: talent management with our Executive Vice President, Talent Management; best-in-class operations with our Chief Operating Officer; portfolio optimization with our Senior Executive Vice President, Strategic Matters; financial prudence and capital allocation and strategy with our Senior Executive Vice President & Chief Financial Officer; exploration initiatives with our Executive Vice President, Exploration and Growth; and strategy and intellectual underpinning with our Executive Vice President, Business Performance who will transition into her new role as Executive Vice President and Chief Financial Officer following the Meeting. The discussion then proceeds to the strength of our partnerships, and ends with new or outstanding priorities with our President and the Chief of Staff. In these meetings, our Executive Chairman monitors progress, clarifies direction and emphasizes priorities. Throughout these meetings, our Executive Chairman monitors progress, clarifies direction, and emphasizes priorities—which he continues to do one-on-one with senior partners throughout the week.

The Executive Chairman also communicates with shareholders, engages potential investors and, in concert with our President and other senior partners, works with our external partners, including host governments and joint venture partners. In addition, the Executive Chairman provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board to satisfy the Board’s functions and responsibilities under its mandate. More specifically, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively. The Executive Chairman serves as the principal liaison between the Board and senior executives and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our Executive Committee with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. In 2016, the Corporate Governance & Nominating Committee conducted its annual review and assessment of our Lead Director position description. Following that process, our Corporate Governance & Nominating Committee recommended, and our Board adopted, an enhanced Lead Director position description which augments the Lead Director’s already robust role. Among other things, the Lead Director’s authority and responsibilities now include the following:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting

•	Approving Board meeting schedules to ensure there is sufficient time for discussion of all agenda items

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted

•	Presiding over in camera sessions of the non-executive directors following every Board meeting

•	Presiding over in camera sessions of the independent directors following every Board meeting

•	Calling meetings of the non-executive directors, the independent directors, or the Board, as required

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors or non-executive directors or during in camera sessions

•	Facilitating communication between the independent and non-executive directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent and non-executive directors, as appropriate

•	Overseeing the annual Board and directors evaluation process

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•	Engaging with each director individually regarding the performance and functioning of the Board, its committees and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors

•	Working with the Executive Chairman to define his objectives for approval by the Board on the joint recommendation of the Corporate Governance & Nominating Committee and Compensation Committee

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the senior executives

•	Consulting with the Corporate Governance & Nominating Committee in its performance evaluation of the Executive Chairman

•	Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

J. Brett Harvey has served as our Lead Director since December 2013. In 2015, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent and non-executive directors that occurred throughout the year, facilitating communication between the independent and non-executive directors and the Executive Chairman, overseeing the annual Board and individual directors evaluation process, consulting with the Corporate Governance & Nominating Committee in evaluating the Executive Chairman’s 2015 performance and, in consultation with the Executive Chairman, setting the Executive Chairman’s performance objectives for 2016. In 2015, Mr. Harvey played a fundamental role, with the Compensation Committee, to continue to refine the approach to our Executive Chairman’s compensation.

The Board has adopted position descriptions for the Executive Chairman, the Lead Director and the President. A copy of these position descriptions can be found in Schedules C, D and E.

The Board believes that Barrick’s current governance and leadership structure is vital to completing Barrick’s positive transformation. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all. The Board believes it is functioning effectively under its current structure, and that the current structure, including our more than two-thirds independent board and robust Lead Director position, provides appropriate oversight protections.

The Board will continue to evaluate the efficacy of its governance and leadership structure, and will consider a more traditional structure as the circumstances of the Company or its leadership changes from time to time.

Corporate Governance

Through the Corporate Governance & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that, after such appointments, the total number of directors would not be greater than one and one-third times of the number of directors required to have been elected at the last annual meeting of shareholders. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The Corporate Governance & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its five standing committees. To promote this objective, the Corporate Governance & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

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The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees have indicated they bring to our Board.

	Cisneros	Clow	Doer	Dushnisky	Evans	Greenspun	Harvey	Lockhart	Moyo	Munk	Prichard	Shapiro	Thornton	Thrasher

Capital Allocation & Financial Acumen	✓	✓		✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

M&A Execution					✓	✓				✓		✓	✓
Health, Safety & Environmental		✓	✓	✓			✓	✓						✓
Talent Development and Allocation & Partnership Culture	✓				✓	✓	✓	✓		✓	✓		✓
International Business Experience and Global Partnerships	✓		✓	✓	✓				✓	✓		✓	✓	✓

Mining Operations		✓		✓			✓					✓		✓
Government and Regulatory Affairs & Community Relations	✓		✓	✓		✓		✓	✓		✓		✓	✓

Risk Management		✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓

Descriptions of Areas of Experience and Expertise

•	Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns including strengthening capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios and knowledge of, or experience with, financial accounting and corporate finance.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales including the formation of partnerships and joint ventures with North American and global companies.

•	Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•	Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning and organizational design.

•	International Business Experience and Global Partnerships: Experience conducting business in locations around the world, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, communities, and leading local businesses and an understanding of how to establish and strengthen those partnerships.

•	Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•	Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•	Risk Management: Knowledge of risk management principles and practices, an understanding of some, or all, the major risk areas that the company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, with those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Corporate Governance & Nominating Committee and the Board determine the competencies, skills, and qualities they should seek in new Board members. In recommending nominees, the Corporate Governance & Nominating Committee assesses the ability to contribute to

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the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, and ethnicity.

Nominees for membership to the Board are recommended to the Board by the Corporate Governance & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

In 2015, the Corporate Governance & Nominating Committee, in conjunction with the Executive Chairman and the Lead Director, undertook a director recruitment program and retained an independent search firm to identify candidates. These processes resulted in the appointments of J. Robert S. Prichard and Kelvin P.M. Dushnisky to the Board on December 3, 2015 and February 18, 2016, respectively, and the nominations of Graham G. Clow and Gary A. Doer for election at the Meeting. We also intend to appoint one additional independent director with operational mining expertise to our Board by our 2017 annual meeting. For a more detailed description of our Board renewal process, please see “Our Corporate Governance Initiatives – Board Renewal” beginning on page 19.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees which contain the expectations of how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favour of their election must promptly tender his or her resignation to the Executive Chairman. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors as the Board believes that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make and, in our view, is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” on page 95.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit Committee, as required by National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

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Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer or another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

With the assistance of the Corporate Governance & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that 11 of the 14 individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
Gustavo Cisneros		✓
Graham G. Clow[1]		✓
Gary A. Doer		✓
Kelvin P.M. Dushnisky	✓		✓	President of Barrick
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Nancy H.O. Lockhart		✓
Dambisa Moyo		✓
Anthony Munk			✓	Family member of the former Chairman
J. Robert S. Prichard		✓
Steven J. Shapiro		✓
John L. Thornton	✓		✓	Executive Chairman of the Company
Ernie L. Thrasher		✓

1 Graham Clow is an independent non-executive director of Acacia, a 63.9%-owned subsidiary of Barrick. As noted above, he is also the Chairman and Principal Mining Engineer of RPA, a consulting firm used by the Company to audit its resource and reserve estimates and to provide consulting and technical services in connection with the preparation of technical reports. In 2015, Barrick paid fees totaling Cdn$763,990 to RPA. In assessing Mr. Clow’s independence, the Board carefully considered (i) the relationship between Barrick and RPA, (ii) Mr. Clow’s position at RPA and as a director of Acacia, and (iii) the fees paid by Barrick to RPA (which were below the quantitative limit set out in the NYSE independence standards), prior to coming to the view that the foregoing could not reasonably be expected to interfere with Mr. Clow’s ability to exercise independent judgment should he be elected as a director of Barrick. Mr. Clow has advised the Board that he will not stand for re-election to the board of directors of Acacia and will cease to be a director of Acacia following Acacia’s annual general meeting to be held on April 21, 2016. Barrick intends to continue to use RPA to provide the services described above, and the Board will reassess Mr. Clow’s independence on an annual basis.

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Interlocking Board Positions and Outside Board Memberships

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. J. Robert S. Prichard is a director of George Weston Limited (Weston) and Nancy H.O. Lockhart is a director of Loblaw Companies Limited (Loblaw). The Board considered whether Weston’s approximately 46% ownership of Loblaw gives rise to a board interlock under Barrick’s board interlocks guidelines, but determined that that no interlock exists since each of Weston and Loblaw is a separate public company. Accordingly, as of March 17, 2016, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

¡	an in camera session follows every Board meeting (including special meetings) at which the non-executive directors meet without the Executive Chairman and without any other officers or employees present;

¡	a separate in camera session follows the non-executive directors session, at which the independent directors meet without the non-independent directors and without any other officers or employees present;

¡	the independent directors also hold regular sessions at which they meet in the absence of non-independent directors; and

¡	the Lead Director presides at each of these sessions.

Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written diversity policy. The policy does not establish any fixed targets regarding the representation of women on the Board or in senior leadership, including executive officer, positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals, and having a fixed target could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision-making by having a diverse range of views and considerations represented at the Board and senior leadership levels. In considering directors for election to the Board, the policy requires the Board and the Corporate Governance & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity and geographical and industry background. The policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President in making senior leadership appointments. In addition, the Company’s diversity policy requires the Corporate Governance & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. Specifically, in order to improve the representation of women on the Board, the diversity policy specifically requires the Corporate Governance & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the diversity policy requires the Board, the Corporate Governance & Nominating Committee, the Executive Chairman and the President, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leader positions.

Every year, the Corporate Governance & Nominating Committee reviews the diversity policy and assesses the Company’s progress against its objectives. This review will enable the Corporate Governance & Nominating Committee, on an ongoing basis, to assess the effectiveness of the diversity policy. The results of the Corporate Governance & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

As of the date of this Circular, Barrick has two female directors on a Board of 13, representing 15.4% of the Board. Dr. Dambisa Moyo was first elected to the Board in 2011 and Nancy H.O. Lockhart was first elected to the Board in 2014.

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The Company is committed to finding the most qualified candidates, based on the attributes and skill sets we have and the experience we need, in identifying and selecting candidates for the Board and assessing the relative effectiveness of the Board and its individual members. The Company will also consider the attributes and skills of existing Board members and any additional skills that would assist the Company in achieving its long and short-term objectives. As part of the identification and selection process for potential candidates for the Board, the Corporate Governance & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance & Nominating Committee considers several aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, age, as well as gender. For example, in addition to having two female directors, the Board is also comprised of members from various different geographies. The current Board members range in age from 47 to 73 years and come from a diversity of cultures and geographic regions. In addition, the existing Board members possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, real estate, media, government, oil and gas, and transportation. Accordingly, in searches for new directors, the Corporate Governance & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified work force. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its diversity policy Barrick is committed to promoting diversity among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

As of March 17, 2016, there are 11 women in vice-president roles at Barrick comprising 24% of the Company’s officer group. Following appointments in 2015, two of the Company’s executive officers are women (25%).

Diversity Policy Assessment

The Corporate Governance & Nominating Committee conducted an assessment of the diversity policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2016 compared to February 2015. The profile of the Board remained consistent year over year with a broad range of geographies, age groups, education and experience represented. The number of female directors remained at two. This represented a slight decrease in the percentage of female director nominees (from 15.4% to 14.3%) due to an increase in the number of nominees this year. In 2015, the Corporate Governance & Nominating Committee retained an independent advisor to search for director candidates and gave the advisor a specific mandate to propose diverse candidates, particularly women. The Corporate Governance & Nominating Committee believes that the director nominees being proposed for election for the first time at the Meeting (i.e., Messrs. Clow, Doer, Dushnisky and Prichard) were the most qualified candidates identified during its recruitment processes given the needs of the Board and feedback from our shareholders that more operational mining experience was desired.

In 2015, the Board approved the appointments of two new female partners to our Executive Committee which increased the percentage of female executive officers from 0% to 28.6% (i.e., two out of seven). The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. The Corporate Governance & Nominating Committee believes that significant progress was made in 2015 to improve gender diversity at the executive officer level.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers and employees. The Code embodies our commitment to conduct our business in accordance with the highest standards of honesty, integrity and ethical behavior and all applicable laws and rules throughout our worldwide organization. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code addresses, among other things:

•	Compliance with laws, including laws prohibiting bribery and corruption

•	Respect for human rights

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•	Accurate financial controls and records

•	Avoidance of conflicts of interest

•	Protection and proper use of Company assets

•	Confidentiality

•	Fairness in all our dealings

•	Dignity and respect within working relationships

The Code also deals with reporting of suspected unethical or illegal behavior. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President or the General Counsel. However, any waiver of the Code for directors or executive officers may only be granted by the Board or a committee thereof and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Corporate Governance & Nominating Committee. The Board monitors compliance with the Code through the Audit Committee which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. All supervisory and administrative employees are required to complete an annual certification confirming that they:

•	understand and agree to abide by the requirements of the Code;

•	are in compliance with the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an on-line component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code of Business Conduct and Ethics is available on Barrick’s website at www.barrick.com/company/governance.

Conflicts of Interest

In addition to the independence requirements described above, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the Business Corporations Act (Ontario) (OBCA) specifically address conflict of interests involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chairman of the Corporate Governance & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chairman of the Corporate Governance & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the OBCA provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Anti-Hedging Policy

The Company has a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that the interests of our officers and directors and the interests of our shareholders are one and the same.

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Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/company/governance.

The Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditor. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditor comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The Audit Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with the necessary information about their roles, responsibilities, and duties as Board members, as well as the necessary information about the Company, its business, and the factors that affect its performance. Among other things, new directors:

•	meet with the Executive Chairman, the President, and the other members of senior management to discuss the nature and operation of our business; and

•	receive orientation packages that contain information concerning key legal requirements, the Company’s by-laws, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code of Business Conduct and Ethics, and copies of our public disclosure documents.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•	participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board to the greatest extent practicable; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

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Board Educational Sessions Held in 2015

The directors’ attendance at six educational sessions presented by management in 2015 is set out below.

Participating Directors

Date	Topic of Educational Session	Birchall	Cisneros	Evans	Goodman (1)	Greenspun	Harvey	Lockhart	Moyo	Munk	Naylor (2)	Prichard (3)	Shapiro	Thornton	Thrasher

February 2015	Value Realization Support and Technical Limits Assessment of growth opportunities; technical limits of the operations; potential value of mine sites; progress made to capture value of mine sites	✓	✓	✓		✓	✓	✓	✓	✓	✓		✓	✓	✓
April 2015

Alturas Gold Discovery

Site overview and drilling results; project milestones and timelines; potential mining methods; synergies with other regional Barrick assets; potential additions to reserves and resources

		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
August 2015	The Goldstrike and Cortez Mines Mine site history; mining and processing methods; growth opportunities; sustainability; injury rates; total cost management	✓	✓	✓		✓	✓	✓	✓	✓			✓	✓	✓
September 2015	The Goldrush and Donlin Projects Project milestones and timelines; projected production profiles and returns; reserves and resources at the mine sites; permitting; pre-feasibility studies	✓	✓	✓		✓	✓	✓	✓	✓			✓	✓	✓
October 2015	Legal/Regulatory Issues Objectives and responsibilities of the Global Law Department; General Counsel’s priorities; role of country counsel	✓	✓	✓		✓	✓	✓	✓	✓			✓	✓	✓
December 2015

Nevada Briefing

Barrick’s history in Nevada; recent demographic and economic changes; licencing; political environment; key relationships; strategic partnerships and civic engagement; contingency planning

		✓	✓			✓	✓	✓	✓	✓			✓	✓	✓

(1)	Mr. Goodman ceased to be a director on July 22, 2015.

(2)	Dr. Naylor ceased to be a director on May 16, 2015.

(3)	Mr. Prichard became a director on December 3, 2015, after the educational session indicated for that month.

In 2015, Dr. Moyo also attended a continuing education session offered by PricewaterhouseCoopers LLC on cyber risk.

Annual Performance Assessments

The Board, its committees and individual directors participate in an annual assessment process. For 2015, the assessment process was based on recommendations made by Professor John Coates of Harvard Law School and Professor Krishna Palepu of Harvard Business School following their in-depth review of the Company’s assessment processes the previous year. Specifically, the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interviewed the directors to obtain feedback on priorities for 2016, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director and the Chairman of the Corporate Governance & Nominating Committee provided individual feedback to directors based on the peer reviews.

Clawback Policy

The Company has implemented a Clawback Policy. Under the Clawback Policy, Barrick may recoup certain incentive compensation paid to executive officers and certain other officers and employees in cases of a material financial statement restatement. Amendments were made to the Clawback Policy in February 2015 to permit the Board of Directors to expand the scope of the individuals covered by the Clawback Policy to also include individuals who are not officers. For details, see the Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy), in Schedule J of this Circular.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Through the Corporate Governance & Nominating Committee and the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Executive Chairman, the President and other senior executives.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the President and other senior executives of the Company, and that the Executive Chairman, the President and other senior executives create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Executive Chairman, President, Lead Director and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairman of the Corporate Governance & Nominating Committee.

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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SCHEDULE C

EXECUTIVE CHAIRMAN POSITION DESCRIPTION

Mandate

The primary functions of the Executive Chairman of the Board of Directors (the “Board”) of Barrick Gold Corporation (the “Company”) are to provide leadership and direction to the Board, facilitate the operations and deliberations of the Board, satisfy the Board’s functions and responsibilities under its mandate, and assume responsibility for the matters outlined below.

Responsibilities

In addition to the responsibilities applicable to all other directors, and subject to the authority and responsibilities of the Lead Director and oversight of the Board, the Executive Chairman’s responsibilities shall include:

Strategic Initiatives

1.	Working with the Board, the Company’s senior executives and the Company’s bankers and advisors to develop the strategy for the Company’s future growth.

2.	Driving overall execution of the Company’s key strategic initiatives, in particular, financing, investment and acquisition transactions, in collaboration with the Company’s senior executives.

3.	Taking the lead in developing and maintaining the Company’s relationships with future strategic partners and investors whose capital, influence and knowledge could add significantly to the Company’s value and its share price.

4.	Working with members of Barrick’s International Advisory Board, particularly with the Senior Advisor, Global Affairs, and the Company’s senior executives to expand and deepen Barrick’s relationships with heads of state, chief executives of global sovereign wealth funds, and other senior officials and stakeholders in countries of critical importance to Barrick.

Meetings

5.	Subject to the review and approval of the Lead Director, scheduling Board meetings and setting the agenda for Board meetings.

6.	Subject to item 8 below, presiding over meetings of the Board and assuming principal responsibility for the Board’s operation and functioning.

7.	Consulting with the Lead Director to ensure that sufficient time is allotted during Board meetings for effective discussion of agenda items and key issues and concerns and fostering an environment in which directors ask questions and express their viewpoints.

8.	Providing opportunities for non-executive directors to meet at each Board meeting without management present and for independent directors to meet at each Board meeting in the absence of non-independent directors. Such meetings shall be presided upon by the Lead Director.

Leadership

9.	Ensuring that Board functions are effectively carried out and, where functions have been delegated to Board Committees, that the results are reported to the Board.

10.	Ensuring that the interests of various stakeholders are considered by the Board.

11.	Taking all reasonable steps to ensure that Board decisions are implemented.

Communication with the Lead Director

12.	Engaging with the Lead Director to debrief on decisions reached and suggestions made at meetings or in camera sessions of non-executive and independent directors.

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13.	Engaging with the Lead Director to facilitate communication between management and the non-executive and independent directors.

Relationship with Management

14.	Acting as principal liaison between the directors and senior executives and taking all reasonable steps to ensure that the expectations of the Board towards management, and the expectations of management towards the Board, are clearly expressed, understood and respected.

15.	Working with the senior executives to ensure management strategies, plans and performance are appropriately represented to the Board.

16.	Working with the senior executives to monitor progress on strategic initiatives and implementation.

17.	In furtherance of the objectives set forth in items 2 and 16 above, working with the senior executives to oversee the partnership and to ensure that the partnership is executing priorities set by the Board to the highest possible standard.

18.	Assessing candidates for partnership and playing an instrumental role in the selection of new partners.

19.	Conducting an annual performance evaluation of the senior executives with input from the Lead Director.

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SCHEDULE D

LEAD DIRECTOR POSITION DESCRIPTION

Office of the Lead Director

The Lead Director of Barrick Gold Corporation (the “Company”) shall be appointed from among the independent members of the Board of Directors (the “Board”) by a majority of the independent members of the Board. The Lead Director shall be recommended by the Corporate Governance & Nominating Committee.

The appointment of the Lead Director shall take place annually, provided that if the appointment of the Lead Director is not so made, the director who is then serving as Lead Director shall continue as Lead Director until his or her successor is appointed.

Mandate

The primary function of the Lead Director is to facilitate the functioning of the Board independent of management and the Executive Chairman of the Board (the “Executive Chairman”), to serve as an independent leadership contact for directors and the senior executives and to assist in maintaining and enhancing the quality of the Company’s corporate governance.

Powers and Responsibilities

In addition to the authority and responsibilities applicable to all other directors, the Lead Director’s authority and responsibilities shall include the following:

Meetings

1.	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda and associated materials for Board meetings. The Lead Director may add items to the agenda in his/her discretion.

2.	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items.

3.	Presiding over Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted.

4.	Engaging with other independent directors to identify matters for discussion during in camera sessions of the independent directors.

5.	Presiding over regular in camera sessions of the independent directors or meetings of independent directors.

6.	Engaging with the non-executive directors to identify matters for discussion during in camera sessions of the non-executive directors.

7.	Presiding over regular in camera sessions of the non-executive directors or meetings of non-executive directors.

8.	Authorization to call meetings of the non-executive directors, the independent directors, or of the Board.

Communication with the Executive Chairman

9.	Debriefing the Executive Chairman on decisions reached and suggestions made at meetings of independent directors or non-executive directors or during in camera sessions.

10.	Facilitating communication between the independent and non-executive directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns and issues to such directors and raising with the Executive Chairman, as appropriate, views, concerns and issues raised by such directors.

11.	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent and non-executive directors, as appropriate.

Governance Process

12.	Overseeing the annual Board and individual directors evaluation process.

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13.	As part of the nomination process for election or re-election to the Board, assist the Corporate Governance and Nominating Committee, by engaging with each director individually regarding the performance and functioning of the Board, its committees and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors.

14.	Providing input in respect of the Executive Chairman’s annual performance evaluation of the senior executives.

15.	In consultation with the Chairman of the Corporate Governance and Nominating Committee, providing the Executive Chairman with an annual performance evaluation.

Shareholder Communication

16.	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate.

Position Description Review

17.	The Corporate Governance and Nominating Committee shall review and assess the adequacy of this Position Description annually and recommend to the Board any changes it deems appropriate.

Other Powers and Responsibilities

18.	The Lead Director shall have authority to retain independent advisors on behalf of the Board as the Board or independent directors may deem necessary or appropriate.

19.	Providing leadership to the Board if circumstances arise in which the Executive Chairman may be, or may be perceived to be, in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director.

20.	Having such authority and responsibilities as the independent directors may designate from time to time.

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SCHEDULE E

PRESIDENT POSITION DESCRIPTION

Mandate

The President of Barrick Gold Corporation (the “Company”) is appointed by the Board of Directors (the “Board”) and reports to the Executive Chairman and the Board. The President has overall responsibility, subject to the oversight of the Board, for general supervision of the business of the Company and the execution of the Company’s operating plans and strategic priorities. The President will be responsible for the management of the Company’s mining operations and the Company’s relationships with host governments, local communities and other external stakeholders at all times. The President, together with the Executive Chairman, is accountable to the Board for the effective overall management of the Company and for conformity with policies agreed upon by the Board.

Responsibilities

In discharging responsibilities for the general supervision of the business of the Company, the President’s responsibilities shall include:

Leadership

1.	Providing leadership and vision to the Company.

2.	Creating a culture of integrity throughout the Company that promotes ethical practices and encourages individual integrity, consistent with the Company’s Code of Business Conduct and Ethics.

3.	Promoting a positive work climate that is conducive to attracting, retaining and motivating high quality employees throughout the Company.

4.	Providing leadership and support for the Company’s commitment to corporate social responsibility.

5.	Together with the Executive Vice President, Talent Management, ensuring that the Company has an effective management team and a succession planning process to provide for a continuity of leadership at the senior levels of the Company.

Financial and Risk Matters

6.	Undertaking to achieve the Company’s financial and operating goals and objectives.

7.	Together with the Chief Financial Officer, supervising the design and implementation of policies and processes intended to ensure the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other financial information, and of the disclosure principles and practices followed by management.

8.	Together with the Chief Financial Officer, supervising the design and implementation of effective disclosure and internal controls and management information systems, supported by appropriate internal and external audit and control systems.

9.	Together with the Chief Financial Officer, developing and recommending to the Board an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

10.	Together with the Chief Financial Officer, supervising the design and implementation of processes with respect to risk assessment and risk management, including for the identification of the principal risks of the business of the Company, including financial risks, and the implementation of appropriate systems to deal with such risks.

Business Strategy

11.	Together with the other senior executives, developing and proposing to the Board significant corporate strategies and objectives taking into account the opportunities and risks of the business and consulting with the Board on matters of strategic importance to the Company.

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12.	Together with other senior executives, obtaining prior Board approval for all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.	Overseeing the implementation of appropriate community, environmental stewardship and health and safety management systems, which meet or exceed accepted practices in the mining industry and which are compliant with applicable laws and Company policies.

Communications and Reporting

14.	Building and strengthening relationships of trust with governments and other key stakeholders in host jurisdictions, and overseeing the implementation of plans that maintain Barrick’s license to operate.

15.	Together with the Chief Financial Officer, supervising the design and implementation of the Company’s continuous disclosure program with a view to ensuring that material information is disseminated in a timely fashion and in accordance with the Company’s Disclosure Policy.

16.	Communicating with the Board in a timely manner on matters that are material to the Company.

17.	Overseeing the Company’s communications framework and strategy and communicating effectively with shareholders, the investment and financial community, and other stakeholders.

Corporate Governance

18.	Establishing a strong working relationship with the Board and, together with the other senior executives, ensuring that the Board receives the information and input required to enable it to effectively perform its duties.

19.	Formulating and overseeing the implementation of major corporate policies and consulting with the Board as appropriate.

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SCHEDULE F

SHAREHOLDER ENGAGEMENT POLICY

Background

The Board of Directors of Barrick Gold Corporation (we, us, our, the Board) values open dialogue and the exchange of ideas with Barrick’s shareholders. This policy outlines how we communicate with shareholders, and how shareholders can communicate with us or Barrick management.

Barrick has sound disclosure practices to ensure all shareholders receive timely, factual and accurate information. A statement of Barrick’s disclosure policy is available online on the governance page of the Barrick website at http://www.barrick.com/company/governance/default.aspx, under Code of Ethics.

A.	Shareholder communications with the Barrick Board of Directors

We encourage shareholder participation at Barrick’s annual shareholder meetings and at informal meetings throughout the year. Our Lead Director will meet with institutional shareholders throughout the year to discuss governance matters. The Chair of our Compensation Committee will meet with institutional shareholders to discuss executive compensation.

We encourage shareholders to contact any of our independent directors, including the chairs of any of our committees, through the office of our Lead Director.

Typical shareholder communications with us cover:

✓ Board structure and composition	✓ Succession planning

✓ Board performance	✓ Corporate governance practices and disclosure

✓ Chairman and President performance	✓ Material strategic decisions

✓ Executive compensation	✓ Overall corporate performance

Directors report to the Board or the appropriate Board committee on their discussions with shareholders.

How shareholders can communicate with the Board

Shareholders can contact independent directors through our Lead Director by mail (marking the envelope “Confidential”) or email at the following address:

Mailing address Lead Director Barrick Gold Corporation TD Canada Trust Tower Brookfield Place 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Ontario M5J 2S1	Email address leaddirector@barrick.com cc: corporatesecretary@barrick.com

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at the following address:

Mailing address Executive Chairman Barrick Gold Corporation TD Canada Trust Tower Brookfield Place 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Ontario M5J 2S1	Email address executivechairman@barrick.com cc: corporatesecretary@barrick.com

Communication to our Lead Director and Executive Chairman may be read by the Corporate Secretary.

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We accept anonymous communications, but we encourage shareholders to identify themselves so our Lead Director can acknowledge the communication.

Meeting with Barrick directors

Shareholders may ask the Lead Director for a meeting with one or more independent directors. The Lead Director will consider each shareholder request, in consultation with the Corporate Secretary, and having regard to Barrick’s disclosure policy. Such a request should:

✓	indicate if the person is a Barrick shareholder or shareholder representative, and the number and type of shares held;

✓	identify any non-Barrick shareholder or representative who will attend the meeting; and

✓	describe what the person wants to discuss.

If the Lead Director approves the request, he or she will decide which directors will attend the meeting. The Lead Director or the Corporate Secretary will confirm meeting details with the shareholder (or, if applicable, the shareholder representative) that made the request.

B.	Shareholder communications with Barrick management

How management communicates with shareholders

Management communicates with shareholders in many ways: Barrick’s annual and quarterly reports, proxy circular, annual information form, annual responsibility report, news releases, the Barrick website, at our annual meeting and though presentations at industry and investor conferences. Management also holds conference calls for quarterly earnings releases and major corporate developments as soon as practical after they are publicly released. All these calls are available on the Barrick website – in real time and in archives – at http://www.barrick.com/investors/presentations/default.aspx.

The President, Chief Financial Officer, Chief Operating Officer and other senior management personnel also meet frequently with investor representatives to discuss strategy, and financial and business performance.

How shareholders can communicate with management

Shareholders may provide their views through individual or group meetings with management, or participate in informal surveys. They may also write to the President or contact Investor Relations.

The President is Barrick’s official spokesperson and, as a director and an executive, is the best person to communicate the views of Barrick.

Occasionally, the President names members of management to communicate with the media and investors.

Shareholders can contact the President by mail or email at the following address:

Mailing address Attention: President Barrick Gold Corporation TD Canada Trust Tower Brookfield Place 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Ontario M5J 2S1	Email address corporatesecretary@barrick.com

Shareholders can also contact Investor Relations. Contact details are below, on the Barrick website, and in Barrick’s annual and quarterly reports.

Mailing address Attention: Investor Relations Barrick Gold Corporation TD Canada Trust Tower Brookfield Place 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Ontario M5J 2S1	Email address investor@barrick.com

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Questions or comments on Barrick’s Code of Business Conduct and Ethics

Mailing address Attention: General Counsel Barrick Gold Corporation TD Canada Trust Tower Brookfield Place 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Ontario M5J 2S1	Email address generalcounsel@barrick.com

Questions or comments on accounting, auditing, and internal controls

Shareholders can raise issues concerning accounting, auditing and internal controls over financial reporting or auditing matters with our audit committee by contacting the General Counsel of Barrick at the address set out below.

Barrick Gold Corporation

Attention: General Counsel

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street

P.O. Box 212

Toronto, Ontario M5J 2S1

Canada

Email: generalcounsel@barrick.com

Facsimile: (416) 861-9717

The General Counsel will communicate the concern to the Audit Committee.

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SCHEDULE G

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) PLAN

Characteristics	Description
Eligibility	Partners
Maximum Potential Award	Awards under this plan are determined by multiplying (a) a multiple, which varies by job level, of base salary (ranging from three to six times) determined annually by the Compensation Committee and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard.
Minimum Award	0% of Maximum Potential Award.
% of Total Long-Term Incentive	100% of Long-Term Incentive Awards.
Term	Vests at the end of the third calendar year for PGSUs, plus a requirement to hold Common Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination).
Vesting Criteria

•     Vest at the end of three years, but subject to further holding restrictions. Common Shares cannot be sold until a partner retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

•     If the third anniversary of a grant date falls during a blackout period or the date that is 15 days prior to the expiry of the PGSU, whichever is first.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Common Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the Long-Term Incentive award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange or New York Stock Exchange, as applicable, or, if the date of grant occurs during a Blackout Period, the closing share price of our Common Shares on the first trading date following the expiration of the Blackout Period on the Toronto Stock Exchange or New York Stock Exchange, as applicable.
Dividend Equivalents	At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of our Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).
Post-Vesting Treatment, Prohibitions, and Restriction Period

•     When PGSUs vest at the end of three years from the date of grant, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase our Common Shares on the open market.

•     Common Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until termination of employment (Restriction Period).

•     Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Common Shares.

•     Restricted Shares are held by the third-party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

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Characteristics (cont’d)	Description (cont’d)
Treatment on Termination	Termination Event	Unvested PGSUs (1)	Restricted Shares (2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor)

•  Unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period

•  If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited

• Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule)	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause	• All unvested PGSUs lapse and are forfeited

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-     50% of the Restricted Shares on the Termination Date

-     25% of the Restricted Shares on the first anniversary of the Termination Date

-     25% of the Restricted Shares on the second anniversary of the Termination Date

	Termination of Employment Without Cause Within Two Years Following a Change in Control	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule)	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed
Dividend Equivalents	Dividends are credited or paid as and when declared	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares

•  For Restricted Shares, dividends are paid in cash is and when declared on our Common Shares (other than stock dividends or other distributions paid in the form of additional Common Shares, which shall be treated as Restricted Shares)

Form of Payment	On and beyond termination, the form of payment varies with Unvested PGSUs and Restricted Shares

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings)

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply
Clawback	PGSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, see “Schedule J – Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy)”.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)	The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

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SCHEDULE H

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) PLAN

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	• Thirty-three months (those granted in February 2015). • Thirty-six months (those granted in February 2014). • Thirty months (those granted before February 2014).
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value	At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.
Form of Payment	RSUs will be paid out in cash upon vesting, unless otherwise determined at the discretion of the Compensation Committee.
Clawback	RSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, see “Schedule J – Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy)”.

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SCHEDULE I

KEY CHARACTERISTICS OF THE PERFORMANCE RESTRICTED SHARE UNIT (PRSU) PROGRAM

Characteristics	Description
Maximum Potential Award

200% of the target number of PRSUs granted, subject to the occurrence of all of the following:

•     Relative Total Shareholder Return is more than 20% above gold mining peers (see below)

•     Adjusted EBITDA, adjusted for commodity prices, is 20% or more above target each year, for all three years

•     Free Cash Flow, adjusted for commodity prices, is 20% or more above target each year, for all three years

Minimum Award

0% of the target number of PRSUs granted, subject to the occurrence of all of the following:

•     Relative Total Shareholder Return is more than 12.5% below gold mining peers (see below)

•     Adjusted EBITDA, adjusted for commodity prices, is 20% or more below target each year, for all three years

•     Free Cash Flow, adjusted for commodity prices, is 20% or more below target each year, for all three years

Term	Three years
Vesting Criteria

Vest based on the weighted sum of Relative Total Shareholder Return (50%), Adjusted EBITDA (adjusted for commodity prices, 25%), and Free Cash Flow (adjusted for commodity prices, 25%) performance at the end of the three year performance period. Performance is evaluated on a calendar year basis (from January to December), relative to three pre-determined targets:

1.     Relative Total Shareholder Return (50%)

Evaluated at the end of the three-year performance period. Barrick’s three-year relative total shareholder return contributes one half of the potential PRSU award, determined based on the minimum and maximum potential award criteria above. Barrick’s total shareholder returns are measured against a performance peer group of seven gold mining companies that are comparable in terms of size, scope, and complexity (shown below). The performance peer group only includes gold mining companies to ensure that Barrick’s performance is being assessed against peers that are subject to similar commodity price fluctuations.

2013 Performance Peer Group (n=7):

	AngloGold Ashanti Ltd.*	Newcrest Mining Ltd.
	Agnico Eagle Mines Ltd.	Newmont Mining Corp.*
	Goldcorp Inc.*	Yamana Gold Inc.
Kinross Gold Corporation*
*Included in our mining peer group to reference executive compensation levels

2.     Adjusted EBITDA, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

3.     Free Cash Flow, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

(Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s 2015
Financial Report for further details regarding the calculation of Adjusted EBITDA and Free Cash Flow and a reconciliation of these measures to the most directly comparable IFRS measures)

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Characteristics (cont’d)	Description (cont’d)
Committee Discretion

The Compensation Committee has the discretion to adjust PRSU awards if any materially unusual circumstances occur during the performance period. Examples of these unusual circumstances include:

•     A significant portion of the peers are acquired during the performance cycle (i.e. the three-year period),

•     Takeover speculation significantly inflates Barrick’s stock price,

•     A peer is targeted for acquisition, but the acquisition is not completed by the end of the performance period, and

•     EBITDA or Free Cash Flow performance in a given year is significantly impacted by factors outside the control of management.

The Compensation Committee also has the discretion to annually adjust performance metrics, specifically Adjusted EBITDA and Free Cash Flow, for the following factors that are deemed to be outside the control of management:

(a)    Annual average market gold and copper prices

(b)    Royalty and tax rates that are estimated in advance upon completion of the forecasted Adjusted EBITDA (adjusted for commodity prices) and Free Cash Flow (adjusted for commodity prices) performance each year.

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value	At vesting, each PRSU award (grant plus dividend equivalents), if earned, will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.
Form of Payment	Earned PRSUs will be paid out in cash upon vesting.
Clawback	PRSUs are subject to the Clawback Policy implemented by Barrick in February 2014. For details, see “Schedule J – Amended and Restated Incentive Compensation Recoupment Policy (Clawback Policy)”.

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SCHEDULE J

AMENDED AND RESTATED INCENTIVE COMPENSATION RECOUPMENT POLICY (CLAWBACK POLICY)

(Adopted February 12, 2014)

(Amended and Restated as of December 3, 2014)

ARTICLE 1

INTRODUCTION

The Board of Directors (the “Board”) of Barrick Gold Corporation (the “Corporation”) has determined that it is in the best interests of the Corporation to adopt a formal written policy (the “Policy”) providing for the Corporation’s recoupment of certain incentive compensation paid to the executive officers and certain other members of management in cases of a material financial statement restatement. In such circumstances, the Board may determine to recoup incentive compensation which was paid or granted based upon the achievement of certain financial results, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported, and may seek to cancel Share Unit (as defined below) awards where the financial results of the Corporation were considered in granting such awards.

ARTICLE 2

DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Compensation Committee” shall mean the Compensation Committee of the Board or such other committee as the Board may, from time to time, appoint to oversee the Corporation’s executive compensation policies.

“Covered Executive Participant” shall mean the Chairman, the Vice Chairman, the President, Senior Executive Vice Presidents, Executive Vice Presidents and any other employee designated by the Board as a “Covered Executive Participant” for the purposes of this Policy, from time to time.

“Covered Participants” shall mean Covered Executive Participants and Covered Senior Participants.

“Covered Senior Participant” shall mean any officer of the Corporation who is not a Covered Executive Participant and any other employee designated by the Board as a “Covered Senior Participant” for the purposes of this Policy, from time to time.

“Incentive Compensation” shall mean all cash bonuses or awards under the Corporation’s incentive bonus plans, all grants and awards under the Corporation’s equity incentive plans, including all Share Units, all payments made on or in connection with the vesting or exercise of any Share Units and any other incentive compensation that may be paid or granted from time to time based on the achievement of financial results.

“Share Units” shall mean stock options, deferred share units, restricted share units, performance restricted share units, performance granted restricted share units, performance granted share units or other similar forms of share units granted to Covered Participants from time to time under the Corporation’s incentive compensation plans, as amended or adopted by the Corporation from time to time.

“Wrongful Conduct” shall mean fraud, gross negligence or intentional misconduct.

ARTICLE 3

RECOUPMENT OF INCENTIVE COMPENSATION

In the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change or amendment in accounting principles (a “Restatement”), the Board will review all Incentive Compensation paid or granted to Covered Participants on the basis of having met or exceeded specific performance targets for performance periods during the time period covered by the Restatement.

To the extent permitted by applicable law, in all appropriate cases (taking into account all factors considered relevant by the Board in its sole discretion), the Board may seek to recoup Incentive Compensation paid or granted to any current or former Covered Participant in the 36-month period preceding the date of the Restatement, if and to the extent that (i) the amount or the granting of Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a Restatement, and (ii) the amount or the granting of Incentive Compensation that would have been paid or granted to the Covered Participant had the financial results been properly reported would have been lower than the amount actually paid or granted. If the Restatement affects financial results in multiple years, the Incentive Compensation will be recalculated for all years and any recoupment will be limited to the net impact over that multiple year period.

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ARTICLE 4

RECOUPMENT FROM COVERED EXECUTIVE PARTICIPANTS AND COVERED SENIOR PARTICIPANTS

The Board may seek recoupment under Article 3 of this Policy from a Covered Executive Participant whether or not the Covered Executive Participant has engaged in Wrongful Conduct that caused the need for the Restatement. In the case of a Covered Senior Participant, the Board may seek recoupment under Article 3 of this Policy where the Board determines, in its sole discretion, that the Covered Senior Participant has engaged in Wrongful Conduct that caused, or was a significant contributing factor to, the Restatement.

ARTICLE 5

ACKNOWLEDGEMENT BY COVERED PARTICIPANTS

Covered Participants shall acknowledge this Policy by signing an acknowledgment in the form attached as Schedule A hereto.

ARTICLE 6

BINDING EFFECT OF DETERMINATIONS BY BOARD; DELEGATION

The Board may delegate to the Compensation Committee all determinations to be made and actions to be taken by the Board under this Policy. Any determination made by the Board or the Compensation Committee under this Policy shall be final, binding and conclusive on all parties.

ARTICLE 7

LIMITATION ON RECOUPMENT PERIOD

The Board (or Compensation Committee) may only seek recoupment under Article 3 of this Policy if the Restatement shall have occurred within 36 months of the publication of the audited financial statements that have been restated.

ARTICLE 8

SOURCES OF RECOUPMENT

The Board may seek recoupment from the Covered Participants from any of the following sources: (a) prior Incentive Compensation payments; (b) future payments of Incentive Compensation; (c) cancellation of vested or unvested Share Unit awards; (d) future Share Unit awards; and (d) direct repayment.

ARTICLE 9

RECOUPMENT NET OF NON-RECOVERABLE INCOME TAXES

In connection with the recoupment of Incentive Compensation hereunder, the Board may, at its discretion either:

(a)	offset the full pre-tax amount of Incentive Compensation to be recouped from a Covered Participant under this Policy against future Incentive Compensation payable to such Covered Participant; or

(b)	limit the recoupment from a Covered Participant to the amount of Incentive Compensation subject to recoupment less any income taxes in respect of the amounts being recouped that were actually paid or are actually payable, and not recoverable, by such Covered Participant. In such case, the amount of the income taxes paid or payable by a Covered Participant shall be calculated at the highest marginal federal and provincial or state income tax rate that the Covered Participant would have paid in the Covered Participant’s province or state of residence assuming the Covered Participant had no other sources of income or loss.

ARTICLE 10

EFFECTIVE DATE

This Policy shall be effective as of February 12, 2014 (the “Effective Date”). Notwithstanding the foregoing, any Incentive Compensation received by a person in his or her capacity as a Covered Participant prior to the Effective Date will nonetheless be subject to recoupment under this Policy, subject to the limitation prescribed by Article 7.

ARTICLE 11

SEVERABILITY

If any provision of this Policy or the application of any such provision to any Covered Participant shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

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ARTICLE 12

NO IMPAIRMENT OF OTHER REMEDIES

This Policy does not preclude the Corporation from taking any other action to enforce a Covered Participant’s obligations to the Corporation, including termination of employment or institution of civil or criminal proceedings upon a finding of Wrongful Conduct or other misconduct on the part of the Covered Participant.

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SCHEDULE K

SHAREHOLDER PROPOSAL

RBC Global Asset Management Inc. (RBCGAM) of 155 Wellington Street West, Suite 2200 & Suite 2300, Toronto, Ontario M5V 3K7 and British Columbia Investment Management Corporation (bcIMC) of 2950 Jutland Road, Suite 300, Victoria, British Columbia V8T 5K2 submitted jointly the following proposal which the Company supports. In light of the Company’s support of the proposal below, the nomination for election as a director of Mr. Graham G. Clow, one of the world’s pre-eminent geological and mining engineers, and the Company’s commitment to appoint one additional independent director with operational mining expertise to our Board by our 2017 annual meeting, the Company has agreed with the proponents that a vote is not required.

Nominate Additional Directors with Substantive Operational Mining Experience

Be It Resolved That: The Board of Directors nominate additional directors with substantive operational mining expertise to the current Board by the next annual general meeting. Any additional directors should also meet the Canadian securities regulators’ definition of independence.

Supporting Statement: Barrick’s diversity policy requires the Board to consider industry background when recruiting and selecting director nominees. However, recent director appointments have not addressed a crucial gap in the current composition of the Board, which is operational mining expertise. This expertise is required to properly assess and guide management’s strategy and to oversee management’s execution of that strategy.

Barrick has announced that Mr. Birchall will retire at the 2016 annual general meeting. As of February 11, 2016, Barrick’s website identifies two remaining directors on the Board with metals and mining experience. However, these directors do not have core operational mining expertise and neither is experienced with precious metals. The two directors listed as having metals and mining experience are from companies described as a coal products supplier and a coal, gas and energy services company.

Given the size and complexity of capital allocation decisions that must be made by Barrick, having deep operational mining expertise on the Board is essential. It Is also crucial for at least some directors to understand the complexity of constructing and operating a mine In the challenging geographies where Barrick operates. The Risk Committee in particular would benefit from such expertise, yet that Committee is dominated by directors with financial experience. The need for Barrick to better identify, understand and manage risk is illustrated by the suspension of the Pascua-Lama project and the multi-billion dollar write-downs that resulted.

In multiple engagements with the Board over several years, shareholders have continued to stress the need for Barrick to add directors with substantive mining expertise. Recent Board appointments demonstrate that this shareholder perspective has been ignored. It is noteworthy that Barrick lags other large Canadian companies by not disclosing any details on continuing education activities undertaken to expand the skills and knowledge of current directors (for example, Industry-related education, mine tours, etc.).

We believe a vote In favor of this shareholder proposal is in the best interests of all shareholders.

In ongoing engagement with the independent directors, certain of our key shareholders, including RBCGAM and bcIMC, have requested additional disclosure regarding the Board’s rationale for the Company’s current governance structure and compensation practices. The additional disclosure throughout this Circular is responsive to those requests.

Barrick Gold Corporation | 2016 Circular	115